As filed with the Securities and Exchange Commission on January 8, 2019
Securities Act File No. 333-213003
1940 Act File No. 811-23179

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. __	☒
Post-Effective Amendment No. 2
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 3	☒
The Relative Value Fund
(Exact Name of Registrant as Specified in Charter)
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212
(Address of Principal Executive Offices)
414-299-2270
(Registrant’s Telephone Number)
Terrence P. Gallagher
235 West Galena Street
Milwaukee, WI 53212
(Name and Address of Agent for Service)
Copy to:
Joshua D. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
It is proposed that this filing will become effective (check appropriate box):
☐
when declared effective pursuant to section 8(c)

☐
immediately upon filing pursuant to paragraph (b) of Rule 486.

☐
on (date), pursuant to paragraph (b) of Rule 486.

☒
60 days after filing pursuant to paragraph (a) of Rule 486.

☐
on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:
☐
This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is (date).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
Title of Securities Being Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Shares of Beneficial Interest	$100,000,000	$11,690.70

(1)
Affiliates of the Registrant have been granted exemptive relief by the Securities and Exchange Commission permitting the Registrant to offer multiple classes of shares of beneficial interest (“Shares”). This registration statement relates to the maximum aggregate offering price of   $100,000,000. The offering currently includes the following classes: “Advisor Class Shares,” and “CIA Class Shares.” In the future, other classes of Shares may be registered and included in the offering.

(2)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.

(3)
Previously paid.

File No. 333-213003
THE RELATIVE VALUE FUND
PROSPECTUS
Advisor Class Shares	VFLAX
CIA Class Shares	VFLEX
            [  ], 2019
The Relative Value Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund intends to operate as an interval fund. The Fund operates under an Agreement and Declaration of Trust (“Declaration of Trust”) dated November 23, 2016 (the “Declaration of Trust”). Vivaldi Asset Management, LLC serves as the investment adviser (the “Investment Manager”) of the Fund. The Investment Manager is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended. The Fund intends to qualify and elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).
Total Offering(1)
	Advisor Class Shares	CIA Class Shares	Total
Public Offering Price	Current Net Asset Value	Current Net Asset Value	$100,000,000
Sales Charge(2) as a percentage of purchase amount	5.75%	0.00%
Proceeds to Fund(3)	Current Net Asset Value Minus Sales Charge	Current Net Asset Value	Up to $100,000,000

(1)
Foreside Fund Services, LLC (the “Distributor”) acts as the principal underwriter of the Fund’s Shares on a best-efforts basis. The Shares are being offered through the Distributor and may also be offered through other brokers or dealers that have entered into selling agreements with the Distributor. The Investment Manager and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of Shareholders and/or the Fund. These payments will be made out of the Investment Manager’s and/or affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. See “DISTRIBUTOR.” The minimum initial investment in Advisor Class Shares by any investor is $1,000 and the minimum initial investment in CIA Class Shares by any investor is $1,000. However, the Fund, in its sole discretion, may accept investments below this minimum. See “Fund Summary — The Offering.”

(2)
Investments in Advisor Class Shares of the Fund are sold subject to a sales charge of up to 5.75% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of the sales charges may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. See “Fund Summary — The Offering.”

(3)
The Fund’s initial offering expenses are described under “FUND FEES AND EXPENSES” below. The total of expenses of issuance and distribution are $203,859.

The investment objective of the Fund is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. A fund seeking positive “absolute return” aims to earn a positive total return over a reasonable period of time regardless of market conditions or general market direction. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed income indices. The Fund uses a “multi-manager” approach whereby the Fund’s assets are allocated to one or more sub-advisers, in percentages determined at the discretion of the Investment Manager. In pursuing the Fund’s strategies, the Investment Manager and sub-advisers may invest directly in individual securities or through closed-end and open-end registered investment companies, private investment funds and other investment vehicles that invest or trade in a wide range of investments. The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s investment objective will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment (see “PRINCIPAL RISK FACTORS” BEGINNING ON PAGE 16).

This Prospectus (the “Prospectus”) applies to the public offering of two separate classes of shares of beneficial interest (“Shares”) of the Fund, designated as Advisor Class (“Advisor Class Shares”) and CIA Class (“CIA Class Shares”). The Shares will be offered during an initial public offering and in a continuous offering thereafter. The Shares will generally be offered for purchase on any business day, which is any day the New York Stock Exchange is open for business, in each case subject to any applicable sales charges and other fees, as described herein. The Shares will be issued at net asset value per Share. The Fund has registered $100,000,000 for sale under the registration statement to which this Prospectus relates. No holder of Shares (each, a “Shareholder”) will have the right to require the Fund to redeem its Shares.
This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated          [  ], 2019, has been filed with the SEC. You may request a free copy of this Prospectus, the SAI, annual and semi-annual reports and other information about the Fund, and make inquiries without charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, by calling the Fund toll-free at 1.877.779.1999 or by accessing the Investment Manager’s website at https://www.vivaldifunds.com. The information on the Investment Manager’s website is not incorporated by reference into this Prospectus and investors should not consider it a part of this Prospectus. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page 58 of this Prospectus. You may also obtain copies of the SAI, and the annual and semi-annual reports of the Fund, as well as other information about the Fund on the SEC’s website www.sec.gov. The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.
Shares are an illiquid investment.
•
We do not intend to list the Shares on any securities exchange and we do not expect a secondary market in the Shares to develop.

•
You should generally not expect to be able to sell your Shares (other than through the limited repurchase process), regardless of how we perform.

•
Although we are required to implement a Share repurchase program, only a limited number of Shares will be eligible for repurchase by us.

•
You should consider that you may not have access to the money you invest for an indefinite period of time.

•
An investment in the Shares is not suitable for you if you need foreseeable access to the money you invest.

•
Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.

Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
You should not construe the contents of this Prospectus and the SAI as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.
You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below.
THE FUND’S PRINCIPAL UNDERWRITER IS FORESIDE FUND SERVICES, LLC.
The date of this Prospectus is          [  ], 2019

i

FUND SUMMARY
This is only a summary and does not contain all of the information that investors should consider before investing in the Fund. Investors should review the more detailed information appearing elsewhere in this Prospectus and SAI, especially the information set forth under the heading “Principal Risk Factors.”
The Fund and the Shares
The Relative Value Fund (the “Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and organized as a Delaware statutory trust on July 5, 2016. Vivaldi Asset Management, LLC serves as the investment adviser (the “Investment Manager”) of the Fund. The Investment Manager provides day-to-day investment management services to the Fund. The Fund is non-diversified, which means that under the Investment Company Act, it is not limited in the percentage of its assets that it may invest in any single issuer of securities. The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.
The Fund offers two separate classes of shares of beneficial interest (“Shares”) designated as Advisor Class (“Advisor Class Shares”) and CIA Class (“CIA Class Shares”). Advisor Class Shares and CIA Class Shares are subject to different fees and expenses. The Fund may offer additional classes of Shares in the future. The SEC granted the Fund an exemptive order on November 21, 2017 permitting the Fund to offer multiple classes of shares. Only the CIA Class of shares is operational as of the date of this Registration Statement.
The Fund intends to satisfy the diversification requirements necessary to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended, which generally requires that, at the end of each quarter: (1) at least 50% of the Fund’s total assets are invested in (i) cash and cash items (including receivables), Federal Government securities and securities of other regulated investment companies; and (ii) securities of separate issuers, each of which amounts to no more than 5% of the Fund’s total assets (and no more than 10% of the issuer’s outstanding voting shares), and (2) no more than 25% of the Fund’s total assets are invested in (i) securities (other than Federal Government securities or the securities of other regulated investment companies) of any one issuer; (ii) the securities (other than the securities of other regulated investment companies) of two or more issuers which the taxpayer controls and which are engaged in the same or similar trades or businesses; or (iii) the securities of one or more qualified publicly traded partnerships.
Investment Objective and
Strategies
The Fund’s investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed income indices. The Fund uses a “multi-manager” approach whereby the Fund’s assets are allocated amongst the Investment Manager and one or more sub-advisers (each, a “Sub-Adviser” and together, the “Sub-Advisers”), in percentages determined at the discretion of the Investment Manager. The Investment Manager and Sub-Advisers implement both fundamentally and technically driven strategies. The allocation amongst these strategies will vary over time in response to changing market opportunities. These strategies may include, without limitation, global macro, opportunistic equity and fixed income, multi-strategy fixed income and arbitrage strategies that invest in different asset classes, securities and derivative instruments. There is no limit on the duration, maturity or credit quality of any investment in the Fund’s portfolio.
In pursuing the Fund’s investment objective, the Investment Manager and Sub-Advisers invest directly or indirectly in closed-end and open-end registered investment companies, private investment funds and other investment vehicles (collectively, “Investment Funds”). The Fund’s investments in Investment Funds may constitute all or a substantial portion of the Fund’s holdings at any given point in time. The Fund’s investments in private Investment Funds (i.e., Investment Funds that would be investment companies but for the exemptions under Section 3(c)(1) or 3(c)(7) of the Investment Company Act) are limited to no more than 15% of the Fund’s net assets. The Fund may also invest, directly or through Investment Funds, in sub-investment grade debt securities or “junk” debt securities and non-rated debt securities. In addition, the Fund may invest, directly or through Investment Funds, in publicly and privately traded real estate investment trusts (“REITS”) and up to 25% of its net assets in bank loans and participations, including first-lien, second-lien and unitranche loans. “Unitranche” loans are loans that combine senior and subordinated debt into one loan under which the borrower pays a single interest rate intended to reflect the relative risk of the secured and unsecured loan components. These investments could constitute a material percentage of the Fund’s holdings at any given point in time. The Fund may invest in bank loans and participations of any credit quality, maturity or duration. Some of the bank loans may be leveraged loans. The Fund may also leverage its investments by “borrowing.” The Investment Manager and/or Sub-Advisers may cause the Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. The Fund may invest, directly or through Investment Funds, in foreign securities, including those from emerging markets. The Fund’s allocation to these various security types, various asset classes and various market types will vary over time in response to changing market opportunities. The Fund may invest a material portion of its assets in foreign securities. It is not anticipated that investments in emerging markets will constitute a significant portion of the Fund’s investments. There can be no assurance that the Fund will achieve its investment objective.

The Investment Manager and
Sub-Advisers
As Investment Manager, Vivaldi Asset Management, LLC provides day-to-day investment management services to the Fund, including selecting Sub-Advisers and determining the amount of the Fund’s assets to allocate to each Sub-Adviser. Its principal place of business is located at 225 W. Wacker Drive, Suite 2100, Chicago, Illinois 60606. The Investment Manager is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). As of September 30, 2018, the Investment Manager had approximately $951 million of assets under management.
Each Sub-Adviser selected by the Investment Manager, subject to Shareholder approval, will be primarily responsible for its investment strategy and the day-to-day management of the Fund’s assets allocated to it by the Investment Manager. Currently, RiverNorth Capital Management, LLC and Angel Oak Capital Advisors, LLC serve as Sub-Advisers to the Fund. See “Management of the Fund.”
The Administrator
The Fund has retained UMB Fund Services, Inc. (the “Administrator”) to provide it with certain administrative services, including performing all actions related to the issuance and repurchase of Shares of the Fund. The Fund compensates the Administrator for these services and reimburses the Administrator for certain of its out-of-pocket expenses. See “Fees and Expenses” below.
Fees and Expenses
The Fund bears its own operating expenses (including, without limitation, its offering expenses not paid by the Investment Manager). A more detailed discussion of the Fund’s expenses can be found under “FUND EXPENSES.”
Investment Management Fee.   The Fund pays the Investment Manager a management fee (the “Investment Management Fee”) at an annual rate of 0.50%, payable monthly in arrears, based upon the Fund’s net assets as of month-end. The Investment Management Fee is paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. Each Sub-Adviser receives a portfolio management fee, which is paid by the Investment Manager out of the Investment Management Fee.
Administration Fee.   The Fund pays the Administrator an annual fee of 0.06% of the Fund’s net assets. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee of $75,000 paid by all registered investment companies advised by the Investment Manager and serviced by the Administrator (together with the asset-based fee, the “Administration Fee”). This fee structure generally covers fund administration, fund accounting, tax regulation and compliance, transfer agent and record keeping, and custody administration services provided by the Administrator or its affiliates. The Administration Fee is paid to the Administrator out of the assets of the Fund, and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses. See “ADMINISTRATION.”
The Fund has received exemptive relief from the SEC that allows the Fund, subject to certain conditions, to adopt a Distribution and Service Plan with respect to Advisor Class Shares in compliance with Rule 12b-1 under the Investment Company Act. Under the Distribution and Service Plan, the Fund is permitted to pay as compensation up to 1.00% on an annualized basis of the aggregate net assets of the Fund attributable to Advisor Class Shares, (the “Distribution and Servicing Fee”) to the Fund’s Distributor or other qualified recipients under the Distribution and Service Plan. The Distribution and Servicing Fee is paid out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. For purposes of determining the Distribution and Servicing Fee only, the value of the Fund’s assets is calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. CIA Class Shares are not subject to the Distribution and Servicing Fee. As of the date of this Prospectus, Advisor Class Shares have not been offered for sale. See “DISTRIBUTION AND SERVICE PLAN”.
The Investment Manager has entered into an amended and restated expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 1.95% and 0.95% of the average daily net assets of Advisor Class Shares and CIA Class Shares, respectively (the “Expense Limit”). Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 1.95% and 0.95% for the Advisor Class Shares and CIA Class Shares, respectively. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. The Expense Limitation and Reimbursement Agreement has a term which ends on August 1, 2020. The Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms thereafter. After August 1, 2020, either the Fund or the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement upon 30 days’ written notice. See “FUND EXPENSES.”

Fees of the Underlying Managers
As an investor in Investment Funds, the Fund will indirectly bear asset-based fees and may indirectly bear performance-based fees or allocations charged by the investment advisers to the Investment Funds (the “Underlying Managers”). Such fees and performance-based compensation are in addition to the fees that are charged by the Investment Manager to the Fund and allocated to the Fund. Generally, fees payable to Underlying Managers of Investment Funds will range from 0.50% to 2% (annualized) of the average net asset value (“NAV”) of the Fund’s investment. In addition, certain Underlying Managers of private Investment Funds charge an incentive allocation or fee generally ranging from 10% to 30% of an Investment Fund’s net profits, although it is possible that such ranges may be exceeded for certain Underlying Managers. An investor in the Fund bears a proportionate share of the expenses of the Fund.
The Offering
The minimum initial investment in the Fund by any investor in either the Advisor Class Shares or CIA Class Shares is $1,000 and the minimum additional investment in the Fund by any Shareholder is $1,000. However, the Fund, in its sole discretion, may accept investments below these minimums. The Shares will be offered in a continuous offering. Shares will generally be offered for purchase on each business day, except that Shares may be offered more or less frequently as determined by the Board of Trustees of the Fund (the “Board”) in its sole discretion. Once a prospective investor’s purchase order is received, a confirmation is sent to the investor. Potential investors should send subscription funds by wire transfer pursuant to instructions provided to them by the Fund. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors.
A prospective investor must submit a completed investor application on or prior to the acceptance date set by the Fund. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time at the Board’s discretion.
Investments in Advisor Class Shares of the Fund may be subject to a sales charge of up to 5.75% of the subscription amount. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.
Distribution Policy
Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor who requires regular dividend income.
Each Shareholder whose Shares are registered in its own name will automatically be a participant under the Fund’s dividend reinvestment program (the “DRIP”) and have all income dividends and/or capital gains distributions automatically reinvested in Shares priced at the then-current NAV unless such

Shareholder, at any time, specifically elects to receive income dividends and/or capital gains distributions in cash. A Shareholder receiving Shares under the DRIP instead of cash distributions may still owe taxes and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes due. The Fund reserves the right to cap the aggregate amount of any income dividends and/or capital gain distributions that are made in cash (rather than being reinvested) at a total amount of not less than 20% of the total amount distributed to Shareholders. In the event that Shareholders submit elections in aggregate to receive more than the cap amount of such a distribution in cash, any such cap amount will be pro-rated among those electing Shareholders. Inquiries concerning income dividends and/or capital gains distributions should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at 1.877.779.1999 or 235 West Galena Street, Milwaukee, WI 53212.
Repurchase Offers
The Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers quarterly with a Valuation Date (as defined below) on or about March 31, June 30, September 30 and December 31 of each year. In each repurchase offer, the Fund may offer to repurchase its Shares at their NAV as determined as of approximately March 31, June 30, September 30 and December 31, of each year, as applicable (each, a “Valuation Date”). Each repurchase offer will be for no less than 5% of the Fund’s Shares outstanding, but if the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately fourteen (14) days prior to the Valuation Date. See “TENDER OFFERS/OFFERS TO REPURCHASE.”
Risk Factors
The Fund is subject to substantial risks — including market risks, strategy risks and risks associated with investments in Investment Funds. The Fund will also be subject to the risks associated with the investment strategies employed by the Investment Manager and Sub-Advisers, which may include merger arbitrage and special situations risks, equity securities risks, derivative risks, and non-U.S. securities risks. While the Investment Manager and Sub-Advisers will attempt to moderate any risks, there can be no assurance that the Fund’s investment activities will be successful or that the investors will not suffer losses. The Investment Manager and Sub-Advisers may not have any control over the Underlying Managers and there can be no assurances that the Underlying Managers will manage their Investment Funds in a manner consistent with the Fund’s investment objective. Additionally, some Investment Funds may not be registered as investment companies under the Investment Company Act and, therefore, the Fund may not be entitled to the various protections afforded by the Investment Company Act with respect to its investments in those Investment Funds. There may also be certain conflicts of interest relevant to the management of the Fund, arising out of, among other things, activities of the Investment Manager and the Sub-Advisers and their affiliates and employees with respect to the management of accounts for other clients as well as the investment of proprietary assets. Prospective investors should review carefully the “PRINCIPAL RISK FACTORS” section of this Prospectus. An investment in the Fund should only be made by investors who understand the risks involved and who are able to withstand the loss of the entire amount invested.
Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. Past results of the Investment Manager, its principals, and the Fund are not indicative of future results. See “PRINCIPAL RISK FACTORS.”
Summary of Taxation
The Fund has elected to be treated and qualify as a regulated investment company (a “RIC”) for federal income tax purposes. As a RIC, the Fund will generally not be subject to federal corporate income tax, provided that when it is a RIC, it distributes out all of its income and gains each year. The Investment Funds may be subject to taxes, including withholding taxes, attributable to investments of the Investment Funds. See “TAXES.”

FUND FEES AND EXPENSES
The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through the Fund’s investments. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in Advisor Class Shares. More information about these and other discounts is available from your financial professional and in the section titled “Purchasing Shares” beginning on page 54 of this Prospectus.
	Advisor Class Shares(5)	CIA Class Shares
TRANSACTION EXPENSES:
Maximum Sales Charge (Load) (as a percentage of subscription amount)(1)	5.75%	None
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)(2)
Management Fee(3)	0.50%	0.50%
Distribution and Servicing Fee(4)	1.00%	None
Dividend and Interest Expense on Short Sales	0.64%	0.64%
Acquired Fund Fees and Expenses(6)	1.41%	1.41%
Other Expenses	2.82%	2.82%
Total Annual Expenses(7)	6.37%	5.37%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement(7)(8)	1.27%	1.27%
Net Annual Expenses(7)	5.10%	4.10%

(1)
Investors in Advisor Class Shares may be charged a sales charge of up to 5.75% of the subscription amount.

(2)
This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. For purposes of determining net assets in fee table calculations, derivatives are valued at market value.

(3)
Restated to reflect the decrease in the Management Fee from 1.50% to 0.50%. For its provision of advisory services to the Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 0.50% of the Fund’s net assets determined as of month-end. The Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders.

(4)
The Fund has received exemptive relief from the SEC to offer multiple classes of shares and to adopt a distribution and service plan for Advisor Class Shares. Investors may pay a Distribution and Servicing Fee of up to 1.00% on an annualized basis of the aggregate net assets of the Fund attributable to Advisor Class Shares to the Fund’s Distributor or other qualified recipients. Payment of the Distribution and Servicing Fee is governed by the Distribution and Service Plan for Advisor Class Shares, which, pursuant to the conditions of an exemptive order issued by the SEC, has been adopted by the Fund with respect to Advisor Class Shares in compliance with Rule 12b-1 under the Investment Company Act. CIA Class Shares are not subject to the Distribution and Servicing Fee. See “DISTRIBUTION AND SERVICE PLAN.”

(5)
As discussed in the “FUND SUMMARY” section above, only the CIA Class of shares is operational as of the date of this Registration Statement.

(6)
In addition to the Fund’s direct expenses, the Fund indirectly bears a pro-rata share of the expenses of the Investment Funds. Private Investment Funds generally charge, in addition to management fees calculated as a percentage of the average NAV of the Fund’s investment, performance-based fees generally from 10% to 30% of the net capital appreciation in the private Investment Fund’s investment for the year or other measurement period, subject to loss carryforward provisions, as set forth in the respective private Investment Funds’ offering documents. Acquired Fund Fees and Expenses have been restated to reflect the estimated fees that the Fund is expected to bear during the current fiscal year. In the future, these fees and expenses may be substantially higher or lower than reflected, because certain fees are based on the performance of the Investment Funds, which fluctuates over time. In addition, the Fund’s portfolio changes from time to time, which will result in different Acquired Fund Fees and Expenses.

(7)
The Expense Limit, Total Annual Expenses and Net Annual Expenses have been restated and differ from the ratios of net expenses to average net assets shown in the Fund’s annual report, which does not reflect the current expenses of the Fund.

(8)
The Investment Manager has entered into an amended and restated expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 1.95% and 0.95% of the average daily net assets of Advisor Class Shares and CIA Class Shares, respectively (the “Expense Limit”). Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 1.95% and 0.95% for the Advisor Class Shares and CIA Class Shares, respectively. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. The Expense Limitation and Reimbursement Agreement term ends on August 1, 2020. The Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms thereafter. Neither the Fund nor the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement during the current term. After August 1, 2020, either the Fund or the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement upon 30 days’ written notice.
The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, is an estimate based on anticipated investments in the Fund and anticipated expenses for the current fiscal year of the Fund’s operations, and includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator and custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEE,” “ADMINISTRATION,” “FUND EXPENSES,” and “PURCHASING SHARES.”
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown (except that the example reflects the expense limitation for the one-year period and the first year of each additional period). The assumption in the hypothetical example of a 5% annual return is the same as that required by regulation of the Securities and Exchange Commission (the “SEC”) applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.
EXAMPLE
Advisor Class Shares
	1 Year	3 Years	5 Years	10 Years

You Would Pay the Following Expenses Based on the Imposition of the 5.75% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$106	$224	$339	$613
CIA Class Shares
	1 Year	3 Years	5 Years	10 Years

You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	$41	$149	$256	$521
The example is based on the annual fees and expenses of Advisor Class Shares and CIA Class Shares set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS
The information contained in the table below for the fiscal period from June 12, 2017 (commencement of operations) to March 31, 2018 and the semi-annual period ended September 30, 2018 sets forth selected information derived from the Fund’s financial statements. Financial statements for the fiscal period ended March 31, 2018 have been audited by Grant Thornton LLP, the Fund’s independent registered public accounting firm. Grant Thornton LLP’s report, along with the Fund’s financial statements and notes thereto, are included in the Fund’s annual report for the fiscal period ended March 31, 2018. Financial statements for the semi-annual period ended September 30, 2018 are unaudited. The annual report and the semi-annual report are included in the Fund’s SAI, which is available upon request from the Fund. The information in the table below should be read in conjunction with each of those financial statements and the notes thereto.

The Relative Value Fund
FINANCIAL HIGHLIGHTS
CIA Class
Per share operating performance.
For a capital share outstanding throughout the period.
	For the Six Months Ended September 30, 2018 (Unaudited)†	For the Period June 12, 2017* Through March 31, 2018
Net asset value, beginning of period	$24.77	$25.00
Income from Investment Operations:
Net investment income1	0.96	0.08
Net realized and unrealized gain (loss) on investments	(0.42)	(0.20)
Total from investment operations	0.54	(0.12)
Less Distributions:
From net investment income	—	(0.05)
From net realized gains	—	(0.06)
Total distributions	—	(0.11)
Redemption fee proceeds1	—	—
Net asset value, end of period	$25.31	$24.77
Total return	2.18%2	(0.50)%2
Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$10,549	$12,595
Ratio of expenses to average net assets:
(including interest expense and interest on securities sold short)
Before fees waived	4.96%3,4	6.89%3,4
After fees waived	2.69%3,4	2.45%3,4
Ratio of net investment income to average net assets:
(including interest expense and interest on securities sold short)
Before fees waived	5.33%3	(4.05)%3
After fees waived	7.60%3	0.39%3
Portfolio turnover rate	217%2	264%2

† Unaudited
* Commencement of operations.
1 Based on average shares outstanding for the period.
2 Not annualized.
3 Annualized.
4 If interest expense and dividends on securities sold short had been excluded, the expense ratios would have been lowered by 0.64% for the six months ended September 30, 2018 and 0.50% for the period ended March 31, 2018, respectively.

USE OF PROCEEDS
The proceeds from the sale of Shares, not including the amount of any sales charges and the Fund’s fees and expenses (including, without limitation, offering expenses not paid by the Investment Manager), will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments. Delays in investing the Fund’s assets may occur, for example, because of the time required to complete certain transactions, but any such delay will not exceed three months after the receipt of funds.
Pending the investment of the proceeds of any offering or any other available funds pursuant to the Fund’s investment objective and strategies, a portion of such amounts, which may include a substantial portion of the proceeds of an offering, may be invested in short-term debt securities or money market funds. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.
INVESTMENT OBJECTIVE AND STRATEGIES
INVESTMENT OBJECTIVE
The Fund’s investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed income indices. The Fund uses a “multi-manager” approach whereby the Fund’s assets are allocated amongst the Investment Manager and one or more sub-advisers, in percentages determined at the discretion of the Investment Manager. There can be no assurance that the Fund will achieve its investment objective.
INVESTMENT STRATEGIES AND OVERVIEW OF INVESTMENT PROCESS
The Investment Manager seeks to achieve the Fund’s investment objective by delegating the management of a portion of Fund assets to a group of experienced investment managers that utilize a variety of investment strategies and styles (the “Sub-Advisers”) and may manage a portion of the Fund’s assets directly. The Investment Manager maintains primary responsibility for allocating Fund assets to the Sub-Advisers and from time to time will select and determine the percentage of Fund assets to allocate to each Sub-Adviser. While the Investment Manager delegates a portion of the day-to-day management of the Fund’s assets to a combination of Sub-Advisers, the Investment Manager retains overall supervisory responsibility for the general management and investment of the Fund’s securities portfolio. The Investment Manager may exercise its discretion to manage a portion of Fund assets directly to hedge or to modify the Fund’s exposure to a particular investment or market-related risk created by a Sub-Adviser, to invest the Fund’s assets pending allocation to a Sub-Adviser, or to establish positions in securities and strategies it deems appropriate for meeting the Fund’s investment objective. The Investment Manager may, from time to time, reallocate the Fund’s assets among itself and the Sub-Advisers.
In pursuing the Fund’s investment objectives, the Investment Manager and Sub-Advisers may obtain exposure to these investments directly or indirectly by investing in closed-end and open-end registered investment companies, private investment funds and other investment vehicles that invest or trade in these investments (collectively, “Investment Funds”).
The Investment Manager and Sub-Advisers implement both fundamentally and technically driven strategies. The allocation amongst these strategies will vary over time in response to changing market opportunities. These strategies may include, without limitation, global macro, opportunistic equity and fixed income, multi-strategy fixed income and arbitrage strategies that invest in different asset classes, securities, and derivative instruments, as discussed below. These strategies seek to target attractive absolute returns. These strategies may exhibit different degrees of volatility, as well as changes in relative value, currency, and interest rate markets. The Investment Manager and Sub-Advisers seek to have diversifying characteristics including lower correlation to market risk factors than traditional equity and fixed income strategies.

The Fund may engage in the following strategies and investments directly or indirectly though Investment Funds. At any time, the Fund’s investment in Investment Funds may constitute all or a substantial percentage of the Fund’s holdings.
•
Global Macro:   The Investment Manager and Sub-Advisers have a broad investment mandate to invest in liquid asset classes globally, including futures and other derivative contracts, with a goal of generating positive total returns over a full market cycle, with the potential to generate these returns with lower correlation to traditional equity and fixed income indices. The Investment Manager and Sub-Advisers may analyze a variety of factors, including fiscal and monetary policy, historical price data, country specific fundamental economic data, as well as social and demographic trends, and political events.

•
Opportunistic:   The Investment Manager and Sub-Advisers may invest globally, long or short, in stocks of companies of any size or market capitalization, and/or in government and corporate bonds, other fixed income securities, fixed or floating rate bank loans and participations, registered and private Investment Funds, and public and privately traded real estate investment trusts (“REITs”). They may also invest in derivatives either to manage risk or to enhance return. The Investment Manager and Sub-Advisers may employ a bottom-up analysis for individual security selection, and/or a top-down approach to capital allocation amongst various asset classes, while employing risk management strategies designed to mitigate downside risk.

•
Closed-End Fund Arbitrage:   The Investment Manager and Sub-Advisers may seek to derive value from the discount and premium spreads associated with closed-end funds, which involves investments in closed-end funds, open-end funds, private funds, exchange-traded funds and business development companies.

•
Merger Arbitrage:   The Investment Manager and Sub-Advisers may seek to generate returns by transacting in the stock of companies involved in significant corporate events, such as mergers and acquisitions, to capitalize on potential arbitrage opportunities. This strategy may involve investments in publicly-traded common stock and preferred stock of such companies as well as short sales involving the stock of certain such companies and the use of derivative transactions, such as options, index futures, forwards and swaps, for hedging purposes.

•
Convertible/Credit Arbitrage:   The Investment Manager and Sub-Advisers may seek to profit from perceived pricing inefficiencies between a convertible security and its underlying stock, mispricing of a convertible security relative to other securities in an issuer’s capital structure, and potential opportunities as a result of significant corporate events, such as mergers, acquisitions, reorganizations, covenant violations or balance sheet restructurings.

•
Multi-Strategy Fixed Income:   Under this strategy the Fund may invest in asset-backed fixed income securities, including securities backed by assets such as credit card receivables, student loans, automobile loans and residential and commercial real estate, and fixed or floating rate bank loans and participations, and REITs. The Fund’s allocation of its assets into various asset classes within the asset-backed fixed income market will depend on the views of the Investment Manager and Sub-Advisers as to the best value relative to what is currently presented in the market place. Certain of the Fund’s portfolio managers lead a team of sector specialists responsible for researching opportunities within their sector and making recommendations to those portfolio managers. In selecting investments, the Investment Manager and Sub-Advisers may consider maturity, yield and ratings information and opportunities for price appreciation among other criteria. The Investment Manager and Sub-Advisers may sell investments if it is determined that any of the mentioned factors have changed materially from the initial analysis or that other factors indicate that an investment is no longer earning a return commensurate with its risk. From time to time, the Fund may allocate a portion of its assets so as to focus on particular types of asset-backed fixed income securities. Under the Multi-Strategy Fixed Income strategy, the Investment Manager and Sub-Advisers analyze a variety of additional factors when selecting investments for the Fund, such as collateral quality, credit support, structure and market conditions. The Investment Manager and Sub-Advisers attempt to diversify risks that arise from position sizes, geography, ratings, duration, deal structure and collateral values. The Investment Manager and Sub-Advisers will also seek to invest in securities that have relatively low volatility. The Investment Manager and Sub-Advisers seek to limit risk of principal by targeting assets that they consider undervalued.
The Fund invests in a wide range of U.S. and non-U.S. publicly traded and privately issued or negotiated securities (securities for which the price is negotiated between private parties) including, but not limited to, equity securities, fixed-income securities, bank loans and participations, REITS, currencies and derivatives. The Fund may invest in foreign securities, including those from emerging markets. The Fund’s allocation to these various security types, various asset classes and various market types will vary over time in response to changing market opportunities. The Fund may invest a material portion of its assets in foreign securities. It is not anticipated that investments in emerging markets will constitute a significant portion of the Fund’s investments.
The Fund may invest in REITs. REITS are pooled investment vehicles that invest primarily in real estate or real estate related loans. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Equity REITs may further be categorized by the type of real estate they own, such as apartment properties, retail shopping centers, office and industrial properties, hotels, healthcare facilities, manufactured housing and mixed property types. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. Hybrid REITs combine the characteristics of both equity and mortgage REITs. Like regulated investment companies such as the Fund, REITs are not taxed on income distributed to shareholders provided they comply with certain requirements under the Code.
The Fund may also invest in collateralized loan obligations (“CLOs”), which are backed by a pool of corporate debt. CLOs are similar to collateralized mortgage obligations (“CMOs”) but differ as to the type of underlying loan. The Fund may invest in non-agency, residential mortgage-backed securities (“RMBS”). Residential mortgage loans are generally classified into three categories based on the risk profile of the borrower and the property: (i) Prime, (ii) Alternative-A (“Alt-A”), and (iii) Subprime. Prime residential mortgage loans are extended to borrowers who represent a relatively low risk profile through a strong credit history. Subprime loans are made to borrowers who display poor credit histories and other characteristics that correlate with a higher default risk. Alt-A loans are made to borrowers whose risk profile falls between Prime and Subprime. When selecting RMBS investments for the Fund under the Multi-Strategy Fixed Income strategy, the Investment Manager and Sub-Advisers intend to focus on RMBS that are collateralized by pools of Prime or Alt-A mortgages and that are seasoned (i.e., have a history of timely payments). (These securities are also known as CMOs.)
Prime mortgage loans may be either “agency” or “non-agency.” Agency loans have balances that fall within the limits set by the Federal Housing Finance Agency (“FHFA”) and qualify as collateral for securities that are issued by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Non-agency loans have balances that may or may not fall within the limits set by FHFA and do not qualify as collateral for securities that are issued by Ginnie Mae, Fannie Mae or Freddie Mac, and are sponsored by private companies other than government sponsored enterprises (sometimes referred to as “private label paper”).
Additionally, the Fund may invest up to 25% of its net assets in bank loans and participations, including first-lien, second-lien and unitranche loans. The Fund may invest in bank loans and participations of any credit quality, maturity or duration. The bank loans and participations in which the Fund will invest may have fixed or floating interest rates, may be senior or subordinated, may be leveraged loans and may be rated below investment grade or unrated. The Fund may invest in bank loans through assignments (whereby the Fund assumes the position of the lender to the borrower) or loan participation (whereby the Fund purchases all or a portion of the economic interest in a loan). “Unitranche” loans are loans that combine both senior and subordinate debt into a single loan under which the borrower pays an interest rate intended to reflect the relative risk of the secured and unsecured components of the loan.

For either investment or hedging purposes, certain Sub-Advisers may invest substantially in a broad range of derivative instruments, including structured products, swaps (including credit default swaps), futures and forward contracts, and options. The Sub-Advisers may be highly dependent on the use of futures and other derivative instruments, and to the extent that they become unavailable, this may limit a Sub-Adviser from fully implementing its investment strategy. Such derivatives may trade over-the-counter or on an exchange and may principally be used for one or more of the following purposes: speculation, currency hedging, duration management, or to pursue the Fund’s investment objective. The Fund may also invest in repurchase agreements and reverse repurchase agreements.
The Investment Manager and Sub-Advisers invest based upon their belief that the securities have a strong appreciation potential (long investing, or actually owning a security) or potential to decline in value (short investing, or borrowing a security from a broker and selling it, with the understanding that it must later be bought back and returned to the broker). The Fund sells (or closes a position in) a security when the Investment Manager or a Sub-Adviser determines that a particular security has achieved its investment expectations or the reasons for maintaining that position are no longer valid, including: (1) if the Sub-Adviser’s view of the business fundamentals or management of the underlying company changes; (2) if a more attractive investment opportunity is found; (3) if general market conditions trigger a change in the Sub-Adviser’s assessment criteria; or (4) for other portfolio management reasons.
Each Sub-Adviser has complete discretion to invest its portion of the Fund’s assets as it deems appropriate, based on its particular philosophy, style, strategies and views. While each Sub-Adviser is subject to the oversight of the Investment Manager, the Investment Manager does not attempt to coordinate or manage the day-to-day investments of the Sub-Advisers.
The Investment Manager and the Sub-Advisors may invest in equity securities of any market capitalization without limitation as to types of industries and sectors in which it may invest. The Investment Manager and Sub-Advisers may also invest in government and corporate bonds and other fixed income securities, futures and other derivative instruments, closed-end funds and other investment vehicles, convertible securities and other securities and investment products as described more fully herein.
The Fund may invest in special purpose acquisition companies (“SPACs”). SPACs are collective investment structures that pool funds in order to seek potential acquisition opportunities. Unless and until an acquisition is completed, a SPAC generally invests its assets (less an amount to cover expenses) in U.S. Government securities, money market fund securities and cash. SPACs and similar entities may be blank check companies with no operating history or ongoing business other than to seek a potential acquisition. Accordingly, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. Certain SPACs may seek acquisitions only in limited industries or regions, which may increase the volatility of their prices. If an acquisition that meets the requirements for the SPAC is not completed within a predetermined period of time, the invested funds are returned to the entity’s shareholders. Investments in SPACs may be illiquid and/or be subject to restrictions on resale. To the extent the SPAC is invested in cash or similar securities, this may impact a Fund’s ability to meet its investment objective.
Investment Process
The Investment Manager looks to identify skilled investment advisory firms to serve as Sub-Advisers to the Fund. The Investment Manager selects Sub-Advisers who satisfy a stringent selection process, which may include, but is not limited to: ability to produce attractive long-term, risk-adjusted investment results; ability to manage risks; ability to perform well in markets where investment conditions are difficult; and operational competence. The Investment Manager also considers additional criteria including, but not limited to: relevant investment management experience; the degree to which a specific Sub-Adviser’s investment style complements and balances the Fund’s portfolio with respect to the strategies employed by other Sub-Advisers; the quality of the Sub-Adviser’s organization; and the ability of a Sub-Adviser to consistently and effectively apply its investment approach.
The Investment Manager allocates to each Sub-Adviser a portion of the Fund’s assets to invest. The Sub-Advisers invest in the securities described above based upon their respective investment strategies. Each Sub-Adviser has complete discretion to invest its portion of the Fund’s assets as it deems appropriate, based on its particular philosophy, style, strategies and views. While each Sub-Adviser is subject to the oversight of the Investment Manager, the Investment Manager does not attempt to coordinate or manage the day-to-day investments of the Sub-Advisers.
In evaluating whether the Fund will invest in a particular Investment Fund, the Investment Manager and/or Sub-Advisers may consider, among other things, (i) the Investment Fund’s and Underlying Manager’s past performance and reputation, (ii) the degree to which the Investment Fund complements and balances the Fund’s portfolio and correlates to the strategies pursued by the Investment Manager and/or the Sub-Advisers, (iii) the fees payable in connection with the Fund’s investment in the Investment Fund, (iv) the tenure of the Investment Fund’s Underlying Manager, (v) the continued favorability of the strategy employed by an Investment Fund, and (vi) the ability of the Fund to make withdrawals or liquidate its investment positions in the Investment Fund.
In reviewing the degree to which a particular Investment Fund is a suitable investment for the Fund, the Investment Manager and/or Sub-Advisers will consider the fees payable in connection with the investment in order to evaluate execution and compare net returns. The Investment Manager and/or Sub-Advisers will also consider the assets under management of the Underlying Managers to evaluate whether the Underlying Managers are appropriate for the Fund’s strategies, given that certain strategies may be more or less appropriate at different asset levels. In an effort to optimize its investment program, the Fund may allocate a portion of its capital to Investment Funds that lack historical track records but, that in the Investment Manager and/or Sub-Advisers’ judgment, offer exceptional potential.
The Fund sells (or closes a position in) a security when the Investment Manager or Sub-Adviser determines that a particular security has achieved its investment expectations or the reasons for maintaining that position are no longer valid, including: (1) if the Investment Manager’s or Sub-Adviser’s view of the business fundamentals or management of the underlying company changes; (2) if a more attractive investment opportunity is found; (3) if general market conditions trigger a change in the Investment Manager’s or Sub-Adviser’s assessment criteria; or (4) for other portfolio management reasons.
When adverse market, economic, political or other conditions dictate a more defensive investment strategy, the Fund may, on a temporary basis, hold cash or invest a portion or all of its assets in money-market instruments including obligations of the U.S. government, its agencies or instrumentalities, obligations of foreign sovereignties, other high-quality debt securities, including prime commercial paper, repurchase agreements and bank obligations, such as bankers’ acceptances and certificates of deposit. Under normal market conditions, the potential for capital appreciation on these securities will tend to be lower than the potential for capital appreciation on other securities that may be owned by the Fund. In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.
PRINCIPAL RISK FACTORS
All investments carry risks to some degree. The Fund cannot guarantee that its investment objective will be achieved or that its strategy of investing in the Fund will be successful. An investment in the Fund involves substantial risks, including the risk that the entire amount invested may be lost.
GENERAL RISKS
REPURCHASE OFFERS; LIMITED LIQUIDITY.   The Fund is a closed-end investment company structured as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% of the Fund’s outstanding Shares on the repurchase request deadline. The Fund will offer to purchase only a small portion of its Shares each quarter, and there is no guarantee that Shareholders will be able to sell all of the Shares that they desire to sell in any particular repurchase offer. Under current regulations, such offers must be for not less than 5% nor more than 25% of the Fund’s Shares outstanding on the repurchase request deadline. If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased.
The Fund’s repurchase policy will have the effect of decreasing the size of the Fund over time from what it otherwise would have been. Such a decrease may therefore force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to it and cause its expense ratio to increase.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Investment Manager would otherwise want, potentially resulting in losses, and may increase the Fund’s portfolio turnover, subject to such policies as may be established by the Board in an attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.
If a Shareholder tenders all of its Shares (or a portion of its Shares) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Shareholder after the date on which the repurchase offer terminates. However, although the amount payable to the Shareholder will be based on the value of the Fund’s assets as of the repurchase date, the value of Shares that are tendered by Shareholders generally will not be determined until approximately fourteen (14) days after the repurchase offer terminates. Thus, a Shareholder will not know its repurchase price until after it has irrevocably tendered its Shares.
LIMITED LIQUIDITY.   Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made quarterly by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.
BORROWING, USE OF LEVERAGE.   The Fund may leverage its investments by “borrowing.” The use of leverage increases both risk of loss and profit potential. The Investment Manager and/or Sub-Advisers may cause the Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. The Fund expects that under normal business conditions it will utilize a combination of the leverage methods described above. The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This means that at any given time the value of the Fund’s total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). The interests of persons with whom the Fund enters into leverage arrangements will not necessarily be aligned with the interests of the Fund’s Shareholders and such persons will have claims on the Fund’s assets that are senior to those of the Fund’s Shareholders.
NON-DIVERSIFIED STATUS.   The Fund is a “non-diversified” management investment company. Thus, there are no percentage limitations imposed by the Investment Company Act on the Fund’s assets that may be invested, directly or indirectly, in the securities of any one issuer. Consequently, if one or more securities are allocated a relatively large percentage of the Fund’s assets, losses suffered by such securities could result in a higher reduction in the Fund’s capital than if such capital had been more proportionately allocated among a larger number of securities. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.
LEGAL, TAX AND REGULATORY.   Legal, tax and regulatory changes could occur that may materially adversely affect the Fund. For example, the regulatory and tax environment for derivative instruments in which the Fund may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Fund and the ability of the Fund to pursue its trading strategies. Similarly, the regulatory environment for leveraged investors is evolving, and changes in the direct or indirect regulation of leveraged investors may materially adversely affect the ability of the Fund to pursue its investment objective or strategies. Increased regulatory oversight and other legislation or regulation could result. Such legislation or regulation could pose additional risks and result in material adverse consequences to the Fund and/or limit potential investment strategies that would have otherwise been used by the Fund in order to seek to obtain higher returns.
MULTI-MANAGER RISK.   Fund performance is dependent upon the success of the Investment Manager and the Sub-Advisers in implementing the Fund’s investment strategies in pursuit of its investment objective. To a significant extent, the Fund’s performance will depend on the success of the Investment Manager’s methodology in allocating the Fund’s assets to the Sub-Advisers and its selection and oversight of the Sub-Advisers. The Sub-Advisers selected by the Investment Manager may underperform the market generally or other sub-advisers that could have been selected for the Fund. The Sub-Advisers’ investment styles may not always be complementary, which could adversely affect the performance of the Fund. Because each Sub-Adviser makes investment decisions independently, it is possible that one or more Sub-Advisers may, at any time, take positions that may be opposite of positions taken by other Sub-Advisers or the Investment Manager. In such cases, the Fund will incur brokerage and other transaction costs without accomplishing any net investment results. The Sub-Advisers also may be competing with one another for similar positions at the same time, which could have the result of increasing a security’s cost. The multi-manager approach could increase the Fund’s portfolio turnover rates, which may result in higher levels of realized capital gains or losses with respect to the Fund’s portfolio securities, and higher broker commissions and other transaction costs.
PORTFOLIO TURNOVER.   The Fund may sell securities without regard to the length of time they have been held to take advantage of new investment opportunities, when the Investment Manager or a Sub-Adviser feels either the securities no longer meet its investment criteria or the potential for capital appreciation has lessened, or for other reasons. The Fund’s portfolio turnover rate may vary from year to year. A high portfolio turnover rate (100% or more) increases the Fund’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact the Fund’s performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if the Fund had lower portfolio turnover. The turnover rate will not be a limiting factor, however, if the Investment Manager or a Sub-Adviser considers portfolio changes appropriate.
LARGE SHAREHOLDER TRANSACTIONS RISK.   Shares of the Fund may be offered to certain other investment companies, large retirement plans and other large investors. As a result, the Fund is subject to the risk that those shareholders may purchase or redeem a large amount of shares of the Fund. To satisfy such large shareholder redemptions, the Fund may have to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s NAV and liquidity. In addition, large purchases of Fund shares could adversely affect the Fund’s performance to the extent that the Fund does not immediately invest cash it receives and therefore holds more cash than it ordinarily would. Large shareholder activity could also generate increased transaction costs and cause adverse tax consequences.
NON-QUALIFICATION AS A REGULATED INVESTMENT COMPANY.   If for any taxable year the Fund were to fail to qualify as a regulated investment company under Subchapter M of Subtitle A, Chapter 1, of the Internal Revenue Code of 1986, as amended (the “Code”), all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions. To qualify as a regulated investment company, the Fund must meet three numerical requirements each year regarding (i) the diversification of the assets it holds, (ii) the income it earns, and (iii) the amount of taxable income that it distributes to shareholders. These requirements and certain additional tax risks associated with investments in the Fund are discussed in “TAXES” in this Prospectus.
INVESTMENT-RELATED RISKS
GENERAL INVESTMENT-RELATED RISKS
GENERAL ECONOMIC AND MARKET CONDITIONS.   The success of the Fund’s investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by the Fund. Unexpected volatility or illiquidity could impair the Fund’s profitability or result in losses.
In June 2016, the United Kingdom (the “UK”) voted in a referendum to leave the European Union (“EU”). Although the precise timeframe for “Brexit” is uncertain, it is currently expected that the UK will seek to withdraw from the EU by invoking Article 50 of the Lisbon Treaty and that the completion date of their exit shall fall within two years from the date of notification to the European Council of the UK’s intention to withdraw. It is unclear how withdrawal negotiations will be conducted and what the potential consequences may be. In addition, it is possible that measures could be taken to revote on the issue of Brexit, or that portions of the UK could seek to separate and remain a part of the EU. The political divisions within the UK, as well as those between the UK and the EU, which the referendum vote has highlighted coupled with the uncertain consequences of a Brexit, may have a significant impact upon the UK and European economies as well as the broader global economy. As a result, markets in the UK, Europe and globally could experience increased volatility and illiquidity, and potentially lower economic growth which in return could potentially have an adverse effect on the value of the Fund’s investments.
HIGHLY VOLATILE MARKETS.   The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures and other derivative contracts in which the Fund may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Fund is also subject to the risk of the failure of any exchanges on which its positions trade or of the clearinghouses for those exchanges.
RISKS OF SECURITIES ACTIVITIES.   The Fund will invest and trade in a variety of different securities, and utilize a variety of investment instruments and techniques. Each security and each instrument and technique involves the risk of loss of capital. While the Investment Manager and/or Sub-Advisers will attempt to moderate these risks, there can be no assurance that the Fund’s investment activities will be successful or that the Shareholders will not suffer losses.
COUNTERPARTY CREDIT RISK.   Many of the markets in which the Fund effects its transactions are “over the counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of  “exchange based” markets. To the extent the Fund invests in swaps, derivative or synthetic instruments, or other over the counter transactions, on these markets, the Fund is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking to market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where the Fund has concentrated its transactions with a single or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating its investments with one counterparty. The ability of the Fund to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.
INVESTMENT STRATEGY-SPECIFIC INVESTMENT-RELATED RISKS
In addition to the risks generally described in this Prospectus and the SAI, the following are some of the specific risks of the investment strategy:
UNDERLYING INVESTMENT FUND RISK.   When the Fund invests in securities issued by an Investment Fund, it will bear its pro rata portion of the Investment Fund’s expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing indirect costs and potentially reducing returns to Shareholders. An Investment Fund in which the Fund invests has its own investment risks, and those risks can affect the value of the Investment Fund’s shares and therefore the value of the Fund’s investments. There can be no assurance that the investment objective of an Investment Fund will be achieved. An Investment Fund may change its investment objective or policies without the Fund’s approval, which could force the Fund to withdraw its investment from such Investment Fund at a time that is unfavorable to the Fund. In addition, one Investment Fund may buy the same securities that another Investment Fund sells. Therefore, the Fund would indirectly bear the costs of these trades without accomplishing any investment purpose. Additionally, the shares of closed-end funds frequently trade at a discount to their net asset value. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease, and it is possible that the discount may increase.
LACK OF OPERATING HISTORY OF INVESTMENT FUNDS.   Certain Investment Funds may be newly formed entities that have no operating histories. In such cases, the Investment Manager and Sub-Advisers may evaluate the past investment performance of the applicable Underlying Managers or of their personnel. However, this past investment performance may not be indicative of the future results of an investment in an Investment Fund. Although the Investment Manager and Sub-Advisers and their personnel have experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, the Fund’s investment programs should be evaluated on the basis that there can be no assurance that the Investment Manager’s and Sub-Advisers’ assessments of Underlying Managers, and in turn their assessments of the short-term or long-term prospects of investments, will prove accurate. Thus, the Fund may not achieve its investment objective and its NAV may decrease.
MULTIPLE LEVELS OF FEES AND EXPENSES.   Although in many cases investor access to the Investment Funds may be limited or unavailable, an investor who meets the conditions imposed by an Investment Fund may be able to invest directly with the Investment Fund. By investing in Investment Funds indirectly through the Fund, the investor bears asset-based fees and may indirectly bear performance-based fees and allocations. Moreover, investors in the Fund bear a proportionate share of the fees and expenses of the Fund (including organizational and offering expenses not paid by the Investment Manager, operating costs, sales charges, brokerage transaction expenses, and administrative fees) and, indirectly, similar expenses of the Investment Funds. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in an Investment Fund directly. Some Investment Funds may be subject to a performance-based fee or allocation, irrespective of the performance of other Investment Funds and the Fund generally. Accordingly, an Underlying Manager to certain Investment Funds with positive performance may receive performance-based compensation from the Investment Fund, and thus indirectly from the Fund and its Shareholders, even if the Fund’s overall performance is negative. Generally, fees payable to Underlying Managers of the Investment Funds will range from 0.50% to 2% (annualized) of the average NAV of the Fund’s investment. In addition, certain Underlying Managers charge an incentive allocation or fee generally ranging from 10% to 30% of an Investment Fund’s net profits, although it is possible that such ranges may be exceeded for certain Underlying Managers. The performance-based compensation received by an Underlying Manager also may create an incentive for that Underlying Manager to make investments that are riskier or more speculative than those that it might have made in the absence of the performance-based allocation. Such compensation may be based on calculations of realized and unrealized gains made by the Underlying Manager without independent oversight.
UNDERLYING MANAGERS INVEST INDEPENDENTLY.   The Underlying Managers generally invest wholly independently of one another and may at times hold economically offsetting positions. To the extent that the Investment Funds do, in fact, hold such positions, the Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. Furthermore, it is possible that from time to time, various Investment Funds selected by the Investment Manager or Sub-Advisers may be competing with each other for the same positions in one or more markets. To the extent that the Investment Funds do, in fact, hold the same positions, the Fund’s portfolio, considered as a whole, may experience magnified gain or loss corresponding with the same position held by each Investment Fund and incur additional fees and expenses in connection with the same position.
LIQUIDITY CONSTRAINTS OF INVESTMENT FUNDS.   Since the Fund may make additional investments in or affect withdrawals from an Investment Fund only at certain times pursuant to limitations set forth in the governing documents of the Investment Fund, the Fund from time to time may have to invest a greater portion of its assets temporarily in money market securities than it otherwise might wish to invest and may have to borrow money to repurchase Shares. The redemption or withdrawal provisions regarding the Investment Funds vary from fund to fund. Therefore, the Fund may not be able to withdraw its investment in an Investment Fund promptly after it has made a decision to do so. Some Investment Funds may impose early redemption fees while others may not. This may adversely affect the Fund’s investment return or increase the Fund’s expenses and limit the Fund’s ability to make offers to repurchase Shares from Shareholders. Some Investment Funds may be permitted to redeem their interests in-kind. Thus, upon the Fund’s withdrawal of all or a portion of its interest in such an Investment Fund, it may receive securities that are illiquid or difficult to value. In these circumstances, the Investment Manager or Sub-Advisers may choose to hold these securities or to seek to dispose of these securities in a manner that is in the best interests of the Fund. Limitations on the Fund’s ability to withdraw its assets from Investment Funds may, as a result, limit the Fund’s ability to repurchase Shares. For example, some Investment Funds may impose lock-up periods prior to allowing withdrawals, which can be for up to two years or longer from the date of the Fund’s investment. After expiration of the lock-up period, withdrawals may be permitted only on a limited basis, such as semi-annually or annually. It is possible that, from time to time, a source of funds to repurchase Shares may be withdrawals from Investment Funds, the application of these lock-ups and other withdrawal limitations, such as gates or suspension provisions, may limit the Fund’s ability to tender its Shares for repurchase.
VALUATION OF INVESTMENT FUNDS.   The valuation of the Fund’s investments in Investment Funds is ordinarily determined based upon valuations calculated by the Administrator, in accordance with valuation procedures approved by the Board and based on information provided by the Investment Funds or their respective administrators. Although the Investment Manager and/or Sub-Advisers, as part of their review of potential Investment Funds, review the valuation procedures used by all Underlying Managers, none the Investment Manager, Sub-Advisers or the Administrator can generally confirm or review the accuracy of valuations provided by Investment Funds or their administrators. An Underlying Manager to an Investment Fund may face a conflict of interest in valuing such securities since their values will affect the Underlying Manager’s compensation. If an Underlying Manager’s valuations are consistently delayed or inaccurate, the Investment Manager or Sub-Advisers generally will consider whether the Investment Fund continues to be an appropriate investment for the Fund. The Fund may be unable to sell interests in a private Investment Fund quickly, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, such interests would continue to be valued without the benefit of the Underlying Manager’s valuations, and the Investment Manager may determine to discount the value of the interests or value them at zero, if deemed to be the fair value of such holding. Revisions to the Fund’s gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the annual audits of Investment Funds are completed. Promoting transparency and receiving necessary information from Investment Funds, especially private Investment Funds, may possibly be an impediment to monitoring the performance of such Investment Funds on a regular basis.
INDEMNIFICATION OF INVESTMENT FUNDS.   The Underlying Managers often have broad indemnification rights and limitations on liability. The Fund may also agree to indemnify certain of the Investment Funds and, subject to certain limitations imposed by the Investment Company Act and the Securities Act of 1933, as amended, their Underlying Managers from any liability, damage, cost, or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the shares of the Investment Funds.
CONTROL OVER UNDERLYING MANAGERS.   The Fund will invest in Investment Funds that it believes will generally, and in the aggregate, be managed in a manner consistent with the Fund’s investment objective and strategy. The Investment Manager or Sub-Advisers will not have any control over the Underlying Managers, thus there can be no assurances that an Underlying Manager will manage its Investment Funds in a manner consistent with the Fund’s investment objective.
NO REGISTRATION OF CERTAIN INVESTMENT FUNDS.   Some Investment Funds may not be registered as investment companies under the Investment Company Act. Accordingly, the provisions of the Investment Company Act, which, among other things, require investment companies to have securities held in custody at all times in segregated accounts and regulate the relationship between the investment company and its asset management, might not apply to an investment in these Investment Funds. In addition, these Investment Funds may not be obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Investment Manager and Sub-Advisers to monitor whether holdings of these Investment Funds cause the Fund to be above specified levels of ownership in certain investment strategies. Although the Fund expects to receive information from each Underlying Manager regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information. An Underlying Manager may use proprietary investment strategies that are not fully disclosed to its investors and may involve risks under some market conditions that are not anticipated by the Fund. In addition, while many of these Underlying Managers will register with the SEC and state agencies as a result of developments in certain laws, rules and regulations, some Underlying Managers may still be exempt from registration. In such cases, these Underlying Managers will not be subject to various disclosure requirements and rules that would apply to registered investment advisers. Similarly, while many of these Underlying Managers will register as commodity pool operators under the Commodity Exchange Act, other Underlying Managers will be exempt from registration and will not be subject to various disclosure requirements and rules that would apply to registered commodity pool operators.
ILLIQUID PORTFOLIO INVESTMENTS.   The Fund may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and the Fund may not be able to sell them when the Investment Manager or a Sub-Adviser desires to do so or to realize what the Investment Manager or a Sub-Adviser perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over the counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.
REIT RISKS.   Investing in REITs involves certain unique risks. Equity REITs may be affected by changes in the value of the underlying property owned by such REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, are not diversified (except to the extent the Code requires), and are subject to the risks of financing projects. REITs are subject to heavy cash flow dependency, default by borrowers, self-liquidation, and the possibilities of failing to qualify for the exemption from tax for distributed income under the Code and failing to maintain their exemptions from the 1940 Act. REITs (especially mortgage REITs) are also subject to interest rate risks. Investing in REITs also involves risks similar to those associated with investing in small capitalization companies. That is, they may have limited financial resources, may trade less frequently and in a limited volume and may be subject to abrupt or erratic price movements in comparison to larger capitalization companies. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. The Fund will indirectly bear its proportionate share of any expenses paid by REITs in which it invests in addition to the expenses paid by the Fund. Additionally, private REITs are not traded on a national securities exchange. As such, these products are generally illiquid. This may reduce the ability of the Fund to redeem its privately traded REIT investment at a time favorable to the Fund. Privately traded REITs are also generally harder to value and may bear higher fees than public REITs.
EXCHANGE-TRADED FUND RISK.   The Fund’s investments in exchange-traded funds (“ETFs”) are subject to, among other risks, tracking risk and passive and, in some cases, active investment risk. The ETFs in which the Fund may invest that attempt to track an index may not be able to replicate exactly the performance of the indices they track, due to transactions costs and other expenses of the ETFs. Certain ETFs use a “passive” investment strategy and do not take defensive positions in volatile or declining markets. Other ETFs are actively managed ETFs (i.e., they do not track a particular benchmark), which are subject to active management risk and may trade below their NAV. An active secondary market in ETF shares may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions or other reasons. There can be no assurance that an ETF’s shares will continue to be listed on an active exchange. There is a risk that ETFs may terminate due to extraordinary events. For example, any of the service providers to ETFs, such as the sponsor, may close or otherwise fail to perform their obligations to the ETF, and the ETF may not be able to find a substitute service provider. Additionally, certain ETFs may be dependent upon licenses to use various indexes as a basis for determining their compositions and/or otherwise to use certain trade names. If these licenses are terminated, such ETFs may also terminate. In addition, an ETF may terminate if its net assets fall below a certain amount.

CLOSED-END FUND RISK.   The Fund may invest in Investment Funds that are closed-end investment companies registered under the Investment Company Act. The shares of many closed-end funds, after their initial public offering, frequently trade at a price-per-share that is less than the NAV per share, the difference representing the “market discount” of such shares. A relative lack of secondary market purchasers for closed-end fund shares also may contribute to such shares trading at a discount to their net asset value.
VALUATION RISK.   Unlike publicly traded common stock, which trades on national exchanges, there is no central place or exchange for some of the Fund’s investments, including bank loans and participations, privately traded REITs and private Investment Funds, to trade. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial and real estate markets, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such instruments carried on the Fund’s books.
Shareholders should recognize that valuations of illiquid assets involve various judgments and consideration of factors that may be subjective. As a result, the NAV of the Fund, as determined based on the fair value of its investments, may vary from the amount ultimately received by the Fund from any sale of its investments.
Merger Arbitrage and Special Situations.   Merger arbitrage and special situation strategies involve the purchase and sale of securities of companies involved in corporate reorganizations and business combinations, such as mergers, exchange offers, cash tender offers, spin-offs, leveraged buy-outs, restructurings and liquidations. Such strategies require an assessment of the likelihood of consummation of the proposed transaction, and an evaluation of the potential profits involved. If the event fails to occur or it does not have the effect foreseen, losses can result. For example, the adoption of new business strategies or completion of asset dispositions or debt reduction programs by a company may not be valued as highly by the market as the Investment Manager and/or Sub-Advisers had anticipated, resulting in losses. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the security in respect of which such distribution was made. The consummation of mergers and tender and exchange offers can be prevented or delayed by a variety of factors, including: (i) opposition of the management or stockholders of the target company, which will often result in litigation to enjoin the proposed transaction; (ii) intervention of a federal or state regulatory agency; (iii) efforts by the target company to pursue a “defensive” strategy, including a merger with, or a friendly tender offer by, a company other than the offeror; (iv) in the case of a merger, failure to obtain the necessary stockholder approvals; (v) market conditions resulting in material changes in securities prices; (vi) compliance with any applicable federal or state securities laws; and (vii) inability to obtain adequate financing.
A major stock market correction may result in the widening of arbitrage spreads generally and in the termination of some merger and acquisition (“M&A”) transactions. In the event of such a correction, to the extent the portfolios contain stock-for-stock transactions, short positions held by the Fund in acquiring companies are anticipated to provide a significant but not complete offset to the potential losses on long positions held by the Fund in target companies. A major stock market correction may also adversely affect the number and frequency of publicly announced M&A transactions available for investment by the Fund.
EQUITY SECURITIES.   The Fund’s investments may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. The Fund also may invest in depositary receipts relating to non-U.S. securities, which are subject to the risks affecting investments in foreign issuers discussed under “NON-U.S. INVESTMENTS” below. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

BONDS AND OTHER FIXED INCOME SECURITIES.   The Fund may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. The Fund will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; U.S. government securities or debt securities issued or guaranteed by a non-U.S. government; municipal securities; and mortgage-backed and asset backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).
LOW CREDIT QUALITY SECURITIES.   The Fund is permitted to invest in particularly risky investments that also may offer the potential for correspondingly high returns. As a result, the Fund may lose all or substantially all of its investment in any particular instance. There is no minimum credit standard as a prerequisite to an investment in any security. Debt securities, including bank loans and participations, may be less than investment grade and may be considered to be “junk bonds” or be distressed or “special situations” with heightened risk of loss and/or liquidity. “Junk bonds” are considered by the rating agencies to be predominately speculative and may involve major risk exposures such as: (i) vulnerability to economic downturns and changes in interest rates; (ii) sensitivity to adverse economic changes and corporate developments; (iii) redemption or call provisions that may be exercised at inopportune times; and (iv) difficulty in accurately valuing or disposing of such securities. Such securities may rank junior to other outstanding securities and obligations of the issuer, all or a significant portion of whose debt securities may be secured by substantially all of the issuer’s assets. Moreover, the Fund may invest in securities that are not protected by financial covenants or limitations on additional indebtedness.
Bank Debt Transactions.   The Fund may invest in bank loans and participations, including first-lien, second-lien and unitranche loans. Bank loans are generally debt instruments that are secured by the assets of a borrower. Investing in bank loans involves risks that are additional to, and different from, those relating to investments in other types of debt and fixed-income securities. Special risks associated with investments in bank loans and participations include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (ii) so-called lender-liability claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, and (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations. Successful claims in respect of such matters may reduce the cash flow and/or market value of the Fund’s investment.
The bank loans in which the Fund may invest are generally illiquid. There is no active trading market for most bank loans and participations and the Fund may be unable to sell its bank loan investments quickly or at a fair price. Even where a secondary market for certain bank loans and loan participations exists, the market may be subject to irregular trading activity and wide bid/ask spreads, which may limit liquidity and pricing transparency. There is generally less readily available and reliable information about bank loans and participations than other types of debt instruments and the Fund might be unable to appraise the value of its bank loan investments quickly or accurately. In addition, bank loans and loan participations may be subject to restrictions on sales or assignment and generally are subject to extended settlement periods that may be longer than seven days.
Bank loans and participations are also subject to the risk that a borrower will default on a scheduled interest or principal payment. The risk of a borrower’s default will increase with market downturns or substantial increases in interest rates. The value of bank loans and participations may be adversely affected by price volatility due to factors such as the market’s perception of a borrower’s creditworthiness or general market liquidity. If a borrower defaults and a bank loan is foreclosed, the Fund could become the owner, in whole or in part, of any collateral securing the loan, and may bear the costs of owning and disposing of such collateral. The Fund may invest in bank loans through assignments, whereby the Fund assumes the position of the lender to the borrower, or loan participations, whereby the Fund purchases all or a portion of the economic interest in a loan. If it invests in a loan participation, the Fund will generally have no direct right to enforce compliance by the borrower with the terms of the loan agreement and may not benefit directly from the collateral securing the underlying debt obligation. In the event of the insolvency of the lender selling a loan participation, the Fund may be treated as a general creditor of the lender and may have limited rights to any collateral underlying the loan participation. As a consequence, the Fund may be exposed to the credit risk of both the borrower under the bank loan and the lender selling the participation. Bank loans may not be deemed to be “securities” for purposes of the federal securities laws, and bank loan investors may not have the protections of the anti-fraud provisions of the federal securities laws and must rely instead on contractual provisions in loan agreements and applicable common-law fraud protections. The Fund’s investments in bank loans of below investment grade companies also entail specific risks associated with investments in non-investment grade securities. Additionally, the bank loan market is currently facing unprecedented levels of illiquidity and volatility. There can be no assurance as to when or even if this current market illiquidity and volatility will abate or that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that the current period of illiquidity will not persist or worsen and that the market will not experience periods of significant illiquidity in the future.
“COVENANT-LITE” LOANS RISK.   Although most of the Fund’s loan investments are expected to include both incurrence and maintenance-based covenants, there may be instances in which the Fund invests in covenant-lite loans, which means the obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the Fund’s ability to reprice credit risk associated with the issuer and reduce the Fund’s ability to restructure a problematic loan and mitigate potential loss. As a result, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s revenues, net income and NAV.
Derivative Instruments.   The Fund may use options, swaps, futures contracts, forward agreements and other derivatives contracts. The Fund’s derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying asset, rate or index, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying asset, rate or index; the loss of principal; the possible default of the other party to the transaction; and illiquidity of the derivative investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding or may not recover at all. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to the underlying security. Certain of the derivative investments in which the Fund may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. The ability to successfully use derivative investments depends on the ability of the Investment Manager and/or Sub-Advisers to predict pertinent market movements, which cannot be assured. In addition, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative investments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain.
The derivative instruments and techniques that the Fund may principally use include:
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Futures.   A futures contract is a standardized agreement to buy or sell a specific quantity of an underlying instrument at a specific price at a specific future time. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. Depending on the terms of the particular contract, futures contracts are settled through either physical delivery of the underlying instrument on the settlement date or by payment of a cash settlement amount on the settlement date. A decision as to whether, when and how to use futures involves the exercise of skill and judgment and even a well-conceived futures transaction may be unsuccessful because of market behavior or unexpected events. In addition to the derivatives risks discussed above, the prices of futures can be highly volatile, using futures can lower total return, and the potential loss from futures can exceed the Fund’s initial investment in such contracts.

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Options.   If the Fund buys an option, it buys a legal contract giving it the right to buy or sell a specific amount of the underlying instrument or futures contract on the underlying instrument at an agreed-upon price typically in exchange for a premium paid by the Fund. If the Fund sells an option, it sells to another person the right to buy from or sell to the Fund a specific amount of the underlying instrument or futures contract on the underlying instrument at an agreed-upon price typically in exchange for a premium received by the Fund. A decision as to whether, when and how to use options involves the exercise of skill and judgment and even a well-conceived option transaction may be unsuccessful because of market behavior or unexpected events. The prices of options can be highly volatile and the use of options can lower total returns.

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Swaps.   A swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indexes, reference rates, currencies or other instruments. Most swap agreements provide that when the period payment dates for both parties are the same, the payments are made on a net basis (i.e., the two payment streams are netted out, with only the net amount paid by one party to the other). The Fund’s obligations or rights under a swap contract entered into on a net basis will generally be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by each counterparty. Swap agreements are particularly subject to counterparty credit, liquidity, valuation, correlation and leverage risk. Certain standardized swaps are now subject to mandatory central clearing requirements and others are now required to be exchange-traded. While central clearing and exchange-trading are intended to reduce counterparty and liquidity risk, they do not make swap transactions risk-free. Swaps could result in losses if interest rate or foreign currency exchange rates or credit quality changes are not correctly anticipated by the Fund or if the reference index, security or investments do not perform as expected. The Fund’s use of swaps may include those based on the credit of an underlying security, commonly referred to as “credit default swaps.” Where the Fund is the buyer of a credit default swap contract, it would be entitled to receive the par (or other agreed-upon) value of a referenced debt obligation from the counterparty to the contract only in the event of a default or similar event by a third party on the debt obligation. If no default occurs, the Fund would have paid to the counterparty a periodic stream of payments over the term of the contract and received no benefit from the contract. When the Fund is the seller of a credit default swap contract, it receives the stream of payments but is obligated to pay an amount equal to the par (or other agreed-upon) value of a referenced debt obligation upon the default or similar event of that obligation. The use of credit default swaps can result in losses if the Fund’s assumptions regarding the creditworthiness of the underlying obligation prove to be incorrect. The Fund will “cover” its swap positions by segregating an amount of cash and/or liquid securities as required by the Investment Company Act and applicable SEC interpretations and guidance from time to time.

NON-U.S. INVESTMENTS.   It is expected that the Fund will invest in securities of non-U.S. companies and countries. While the Fund invests primarily in equity securities of U.S. and Canadian issuers, the Fund may invest directly in other foreign markets, including emerging markets. The Fund may also invest in American Depository Receipts (“ADRs”). ADRs are receipts that represent interests in foreign securities held on deposit by U.S. banks. Foreign obligations have risks not typically involved in domestic investments. Foreign investing can result in higher transaction and operating costs for the Fund. Foreign issuers are not subject to the same accounting and disclosure requirements to which U.S. issuers are subject and consequently, less information may be available to investors in companies located in such countries than is available to investors in companies located in the United States. The value of foreign investments may be affected by exchange control regulations; fluctuations in the rate of exchange between currencies and costs associated with currency conversions; the potential difficulty in repatriating funds; expropriation or nationalization of a company’s assets; delays in settlement of transactions; changes in governmental economic or monetary policies in the United States or abroad; or other political and economic factors.
Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more developed markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems.
FOREIGN CURRENCY TRANSACTIONS.   The Fund may engage in foreign currency transactions for a variety of purposes, including “locking in” the U.S. dollar price of a security between trade and settlement date, or hedging the U.S. dollar value of securities held in the Fund. The Fund may also engage in foreign currency transactions for non-hedging purposes to generate returns.
Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. Foreign currency transactions may involve the Fund agreeing to exchange an amount of a currency it does not currently own for another currency at a future date. The Fund would typically engage in such a transaction in anticipation of a decline in the value of the currency it sells relative to the currency that the Fund has contracted to receive in the exchange. The Investment Manager’s and/or Sub-Advisers’ success in these transactions will depend principally on their ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.
The Fund may enter into forward contracts for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Investment Manager and/or Sub-Advisers anticipate purchasing or selling a non-U.S. security. This technique would allow the Investment Manager and/or Sub-Advisers to “lock in” the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an existing holding of non-U.S. securities. Imperfect correlation may exist, however, between the non-U.S. securities holdings of the Fund, and the forward contracts entered into with respect to those holdings. In addition, forward contracts may be used for non-hedging purposes, such as when the Investment Manager or a Sub-Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the applicable investment portfolio. The Fund is not required to hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.
SMALL CAPITALIZATION ISSUERS.   The Fund may invest in smaller capitalization companies, including micro-cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.
DISTRESSED SECURITIES.   Certain of the companies in whose securities the Fund may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic factors affecting a particular industry or specific developments within the companies. Such investments can result in significant or even total losses. In addition, the markets for distressed investment assets are frequently illiquid.
In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund of the security in respect to which such distribution was made.

In certain transactions, the Fund may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.
PURCHASING INITIAL PUBLIC OFFERINGS.   The Fund may purchase securities of companies in initial public offerings (“IPOs”) or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in IPOs are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or near-term prospects of achieving revenues or operating income. Further, when the Fund’s asset base is small, a significant portion of the Fund’s performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund.
PAYMENT IN KIND FOR REPURCHASED SHARES.   The Fund does not expect to distribute securities as payment for repurchased Shares except in unusual circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not requesting that their Shares be repurchased. In the event that the Fund makes such a distribution of securities as payment for Shares, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs to dispose of such securities.
Securities Believed to Be Undervalued or Incorrectly Valued.   Securities that the Investment Manager and/or Sub-Advisers believe are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Investment Manager and/or Sub-Advisers anticipate. As a result, the Fund may lose all or substantially all of its investment in such a security.
Interest Rate Risk.   The Fund is subject to the risks of changes in interest rates. A decline in interest rates could reduce the amount of current income the Fund is able to achieve from interest on fixed-income securities, investments in bank loans and participations, convertible debt and the proceeds of short sales. An increase in interest rates could reduce the value of any fixed income securities, convertible securities and REITs owned by the Fund. To the extent that the cash flow from a fixed income security is known in advance, the present value (i.e., discounted value) of that cash flow decreases as interest rates increase; to the extent that the cash flow is contingent, the dollar value of the payment may be linked to then prevailing interest rates. Moreover, the value of many fixed income securities depends on the shape of the yield curve, not just on a single interest rate. Thus, for example, a callable cash flow, the coupons of which depend on a short rate such as three-month LIBOR, may shorten (i.e., be called away) if the long rate decreases. In this way, such securities are exposed to the difference between long rates and short rates. The Fund may also invest in floating rate securities. The value of these investments is closely tied to the absolute levels of such rates, or the market’s perception of anticipated changes in those rates. This introduces additional risk factors related to the movements in specific interest rates that may be difficult or impossible to hedge, and that also interact in a complex fashion with prepayment risks.
EXTENSION RISK.   Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.
PREPAYMENT RISK.   When interest rates decline, fixed income securities and bank loans and participations with stated interest rates may have their principal paid earlier than expected. This may result in the Fund having to reinvest that money at lower prevailing interest rates, which can reduce the returns of the Fund.
RATING AGENCIES RISK.   Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. In addition, rating agencies are subject to an inherent conflict of interest because they are often compensated by the same issuers whose securities they grade.

General Credit Risks.   The value of any underlying collateral, the creditworthiness of the borrower and the priority of the lien are each of great importance. Neither the Investment Manager nor the Sub-Advisers can guarantee the adequacy of the protection of the Fund’s interests, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, neither the Investment Manager nor the Sub-Advisers can assure that claims may not be asserted that might interfere with enforcement of the rights of the holder(s) of the relevant debt. In the event of a foreclosure, the liquidation proceeds upon sale of such asset may not satisfy the entire outstanding balance of principal and interest on the loan, resulting in a loss to the Fund. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss. The strategies utilized by the Investment Manager and Sub-Advisers may require accurate and detailed credit analysis of issuers, and there can be no assurance that such analysis will be accurate or complete. Because the Fund may invest significantly in bank loans and participations, which may include covenant-lite loans, this risk will be substantial for the Fund. Credit risk is also greater to the extent that the Fund uses leverage or derivatives in connection with the management of the Fund.
Credit Default Swaps.   The Fund may enter into credit default swaps. Under these instruments, the Fund will usually have a contractual relationship only with the counterparty of such credit default swaps and not the issuer of the obligation (the “Reference Obligation”) subject to the credit default swap (the “Reference Obligor”). The Fund will have no direct rights or recourse against the Reference Obligor with respect to the terms of the Reference Obligation nor any rights of set-off against the Reference Obligor, nor any voting rights with respect to the Reference Obligation. The Fund will not directly benefit from the collateral supporting the Reference Obligation and will not have the benefit of the remedies that would normally be available to a holder of such Reference Obligation. In addition, in the event of the insolvency of the credit default swap counterparty, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to the Reference Obligation. Consequently, the Fund will be subject to the credit risk of the counterparty and in the event the Fund will be selling credit default swaps, the Fund will also be subject to the credit risk of the Reference Obligor. As a result, concentrations of credit default swaps in any one counterparty expose the Fund to risk with respect to defaults by such counterparty.
COLLATERALIZED LOAN OBLIGATIONS (“CLOS”) AND COLLATERALIZED DEBT OBLIGATIONS (“CDOS”).   CLOs and CDOs are typically privately offered and sold, and thus, are not registered under the securities laws, which means less information about the security may be available as compared to publicly offered securities and only certain institutions may buy and sell them. As a result, investments in CDOs may be characterized by the Fund as illiquid securities. An active dealer market may exist for CDOs that can be resold in Rule 144A transactions, but there can be no assurance that such a market will exist or will be active enough for the Fund to sell such securities. In addition to the typical risks associated with fixed-income securities and asset-backed securities, CDOs carry other risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default, decline in value or quality, or be downgraded by a rating agency; (iii) the Fund may invest in tranches of CDOs that are subordinate to other tranches, diminishing the likelihood of payment; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (vi) the CDO’s manager may perform poorly.
STRUCTURED PRODUCTS.   The CLOs and other CDOs in which the Fund may invest are structured products. Holders of structured products bear risks of the underlying assets and are subject to counterparty risk.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of assets underlying structured products will rise or fall, these prices

(and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below-market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Certain structured products may be thinly traded or have a limited trading market. Structured products are typically privately offered and sold. As a result, investments in structured products may be characterized by the Fund as illiquid securities. In addition to the general risks associated with fixed-income securities discussed herein, structured products carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in structured products are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
MORTGAGE-BACKED AND ASSET-BACKED SECURITIES RISKS.   The price paid by the Fund for asset-backed securities, including CLOs, the yield the Fund expects to receive from such securities and the average life of such securities are based on a number of factors, including the anticipated rate of prepayment of the underlying assets. The value of these securities may be significantly affected by changes in interest rates, the market’s perception of issuers, and the creditworthiness of the parties involved. The ability of the Fund to successfully utilize these instruments may depend on the ability of the Fund’s Investment Manager or Sub-Advisers to forecast interest rates and other economic factors correctly. These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile.
In addition to the risks associated with other asset-backed securities as described above, mortgage-backed securities are subject to the general risks associated with investing in real estate securities; that is, they may lose value if the value of the underlying real estate to which a pool of mortgages relates declines. Mortgage-backed securities may be issued by governments or their agencies and instrumentalities, such as, in the United States, Ginnie Mae, Fannie Mae and Freddie Mac. They may also be issued by private issuers but represent an interest in or are collateralized by pass-through securities issued or guaranteed by a government or one of its agencies or instrumentalities. In addition, mortgage-backed securities may be issued by private issuers and be collateralized by securities without a government guarantee. Such securities usually have some form of private credit enhancement.
Pools created by private issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments. Notwithstanding that such pools may be supported by various forms of private insurance or guarantees, there can be no assurance that the private insurers or guarantors will be able to meet their obligations under the insurance policies or guarantee arrangements. The Fund may invest in private mortgage pass-through securities without such insurance or guarantees. Any mortgage-backed securities that are issued by private issuers are likely to have some exposure to subprime loans as well as to the mortgage and credit markets generally. In addition, such securities are not subject to the underwriting requirements for the underlying mortgages that would generally apply to securities that have a government or government-sponsored entity guarantee, thereby increasing their credit risk. The risk of non-payment is greater for mortgage-related securities that are backed by mortgage pools that contain subprime loans, but a level of risk exists for all loans. Market factors adversely affecting mortgage loan repayments may include a general economic downturn, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages.
ADDITIONAL RISKS OF ASSET-BACKED SECURITIES, CDOS AND CLOS.   Asset-backed securities and CDOs are created by the grouping of certain governmental, government related and private loans, receivables and other non-mortgage lender assets/collateral into pools. A sponsoring organization establishes a special purpose vehicle to hold the assets/collateral and issue securities. Interests in these pools are sold as individual securities. Payments of principal and interest are passed through to investors and are typically supported by some form of credit enhancement, such as a letter of credit, surety bond, limited guaranty or senior/subordination. Payments from the asset pools may be divided into several different tranches of debt securities, offering investors various maturity and credit risk characteristics. Some tranches entitled to receive regular installments of principal and interest, other tranches entitled to receive regular installments of interest, with principal payable at maturity or upon specified call dates, and other tranches only entitled to receive payments of principal and accrued interest at maturity or upon specified call dates. Different tranches of securities will bear different interest rates, which may be fixed or floating.
Investors in asset-backed securities and CDOs bear the credit risk of the assets/collateral. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of credit risk. If there are defaults or the CDO’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Senior and mezzanine tranches are typically rated, with the former receiving S&P Global Ratings (“S&P”) ratings of A to AAA and the latter receiving ratings of B to BBB. The ratings reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it.
Because the loans held in the pool often may be prepaid without penalty or premium, asset-backed securities and CDOs can be subject to higher prepayment risks than most other types of debt instruments.
Prepayments may result in a capital loss to the Fund to the extent that the prepaid securities purchased at a market discount from their stated principal amount will accelerate the recognition of interest income by the Fund, which would be taxed as ordinary income when distributed to the shareholders.
The credit characteristics of asset-backed securities and CDOs also differ in a number of respects from those of traditional debt securities. The credit quality of most asset-backed securities and CDOs depends primarily upon the credit quality of the assets/collateral underlying such securities, how well the entity issuing the securities is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement to such securities.
Short Positions.   Short positions may comprise a significant portion of the Fund’s overall portfolio. In short selling, the Fund will sell securities it does not own by borrowing such securities from a third party, such as a broker-dealer. The Fund is required to pay to the lender amounts equal to any dividend which accrues during the period of the loan. To borrow a security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. Short positions may be held for both profit opportunities and for hedging purposes. The Investment Manager and/or the Sub-Advisers may from time to time engage in short sales for the Fund in an approach known as “pairs trading,” where the Fund combines a long position in a particular security with a short position in a similar security in the same or related industry or sector. Pairs trading may be undertaken for speculative and/or hedging purposes and may be weighted toward either the long or short side of the position. The Investment Manager and/or the Sub-Advisers may from time to time also make short sales “against the box”, where the Fund retains a long position in the same security. Short sales that are not “against the box” involve a form of investment leverage, and the amount of the Fund’s loss on a short sale is potentially unlimited. At any particular time, the Fund’s portfolio overall may be “net long” (i.e., the value of long positions, at cost, will be greater than the net exposure on short positions) or “net short” (net exposure on short positions will be greater than the value of long positions).
Repurchase and Reverse Repurchase Agreements.   The Fund may enter into repurchase and reverse repurchase agreements. When the Fund enters into a repurchase agreement, it “sells” securities to a broker-dealer or financial institution, and agrees to repurchase such securities on a mutually agreed date for the price paid by the broker-dealer or financial institution, plus interest at a negotiated rate. In a reverse repurchase transaction, the Fund “buys” securities issued from a broker-dealer or financial institution, subject to the obligation of the broker-dealer or financial institution to repurchase such securities at the price paid by the Fund, plus interest at a negotiated rate. The use of repurchase and reverse repurchase agreements by the Fund involves certain risks. For example, if the seller of securities to the Fund under a reverse repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the Fund will seek to dispose of such securities, which action could involve costs or delays. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the Fund’s ability to dispose of the underlying securities may be restricted. It is possible, in a bankruptcy or liquidation scenario, that the Fund may not be able to substantiate its interest in the underlying securities. Finally, if a seller defaults on its obligation to repurchase securities under a reverse repurchase agreement, the Fund may suffer a loss to the extent that it is forced to liquidate its position in the market, and proceeds from the sale of the underlying securities are less than the repurchase price agreed to by the defaulting seller. Similar elements of risk arise in the event of the bankruptcy or insolvency of the buyer.
SECURED AND FIRST-LIEN LOAN RISK.   The Fund may invest in secured bank loans and participations, which include first-lien instruments. Secured debt in many instances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trader creditors, and preferred or common stockholders. However, there is a risk that the collateral securing the Fund’s loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise, and may fluctuate in value based upon market conditions. Additionally, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. In some circumstances, the Fund’s security interest could be subordinated to claims of other creditors. In addition, any deterioration in a borrower’s financial condition and prospects may result in the deterioration in the value of the related collateral. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the investment terms or at all, or that the Fund will be able to collect on the investment should the Fund be forced to enforce its remedies.
SUBORDINATED AND SECOND-LIEN LOANS.   The Fund may invest in secured subordinated loans, including second-lien loans. Second-lien loans are generally second in line in terms of repayment priority. A second-lien loan may have a claim on the same collateral pool as the first-lien or it may be secured by a separate set of assets. Second-lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third- or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market, liquidity, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower.
UNITRANCHE LOANS RISK.   The Fund may invest in unitranche loans, which are loans that combine both senior and subordinated debt, generally in a first-lien position. Because unitranche loans combine characteristics of senior and subordinated debt, they have risks similar to the risks associated with secured debt and subordinated debt according to the combination of loan characteristics of the unitranche loan. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term and there is a heightened risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity.
DEFAULT RISK.   The ability of the Fund to generate income through its loan investments is dependent upon payments being made by the borrowers underlying such loan investments. If a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan.
A portion of the loans in which the Fund may invest may not be guaranteed or insured by a third party and may not be backed by any governmental authority. The Fund may need to rely on the collection efforts of third parties, which also may be limited in their ability to collect on defaulted loans. The Fund may not have direct recourse against borrowers, may not be able to contact a borrower about a loan, and may not be able to pursue borrowers to collect payment under loans. To the extent a loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the loans. Loans are credit obligations of the borrowers and the terms of certain loans may not restrict the borrowers from incurring additional debt. If a borrower incurs additional debt after obtaining a loan through a platform, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower. This circumstance would ultimately impair the ability of that borrower to make payments on its loans and the Fund’s ability to receive the principal and interest payments that it expects to receive on such loan. To the extent borrowers incur other indebtedness that is secured, the ability of the secured creditors to exercise remedies against the assets of that borrower may impair the borrower’s ability to repay its loans or it may impair a third party’s ability to collect, on behalf of the Fund, on the loan upon default. To the extent that a loan is unsecured, borrowers may choose to repay obligations under other indebtedness (such as loans obtained from traditional lending sources) before repaying a loan facilitated through a direct lending platform because the borrowers have no collateral at risk. The Fund will generally not be made aware of any additional debt incurred by a borrower or whether such debt is secured.
If a borrower files for bankruptcy, any pending collection actions will automatically be put on hold and further collection action will not be permitted absent court approval. It is possible that a borrower’s liability on its loan will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors will receive only a fraction of any amount outstanding on the loan, if anything.
RIGHTS AND WARRANTS.   The Fund may invest in rights and warrants. Rights (sometimes referred to as “subscription rights”) and warrants may be purchased separately or may be received as part of a distribution in respect of, or may be attached to, other securities that the Fund has purchased. Rights and warrants are securities that give the holder the right, but not the obligation, to purchase equity securities of the company issuing the rights or warrants, or a related company, at a fixed price either on a date certain or during a set period. Typically, rights have a relatively short term (e.g., two to four weeks), whereas warrants can have much longer terms. At the time of issue, the cost of a right or warrant is substantially less than the cost of the underlying security itself.
Particularly in the case of warrants, price movements in the underlying security are generally magnified in the price movements of the warrant. This effect would enable the Fund to gain exposure to the underlying security with a relatively low capital investment but increases the Fund’s risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value. The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to the Fund. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.
CONVERTIBLE SECURITIES RISK.   Convertible securities have characteristics of both equity and fixed-income securities. The value of a convertible security tends to move with the market value of the underlying stock, but may also be affected by interest rates, credit quality of the issuer and any call provisions. In particular, when interest rates rise, fixed-income securities will decline in value. Convertible securities frequently have speculative characteristics and may be acquired without regard to minimum quality ratings. Lower quality convertible securities, also known as “junk bonds,” involve greater risk of default or price changes due to the issuer’s creditworthiness. The market prices of these securities may fluctuate more than those of higher quality securities and may decline significantly in periods of general economic difficulty, which may follow periods of rising interest rates. Securities in the lowest quality category may present the risk of default, or may be in default.
U.S. GOVERNMENT SECURITIES.   Some obligations issued or guaranteed by U.S. government agencies, instrumentalities or U.S. government sponsored enterprises (“GSEs”), including, for example, pass-through certificates issued by Ginnie Mae, are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies or GSEs, such as securities issued by Fannie Mae or Freddie Mac, are supported by the discretionary authority of the U.S. government to purchase certain obligations of the federal agency or GSE, while other obligations issued by or guaranteed by federal agencies or GSEs, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury. The maximum potential liability of the issuers of some U.S. Government securities held by the Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.
Complexity of Quantitative Trading Strategies; Reliance on Technology.   Many of the investments that the Investment Manager and/or Sub-Advisers are expected to trade on behalf of the Fund, and many of the trading strategies that the Investment Manager and/or Sub-Advisers are expected to execute on behalf of the Fund, are highly complex. In certain cases, the successful application of a particular trading strategy may require relatively sophisticated mathematical calculations and relatively complex computer programs.
SPECIAL PURPOSE ACQUISITION COMPANIES RISKS.   The Fund may invest in special purpose acquisition companies (“SPACs”). SPACs are collective investment structures that pool funds in order to seek potential acquisition opportunities. Unless and until an acquisition is completed, a SPAC generally invests its assets (less an amount to cover expenses) in U.S. Government securities, money market fund securities and cash. SPACs and similar entities may be blank check companies with no operating history or ongoing business other than to seek a potential acquisition. Accordingly, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. Certain SPACs may seek acquisitions only in limited industries or regions, which may increase the volatility of their prices. If an acquisition that meets the requirements for the SPAC is not completed within a predetermined period of time, the invested funds are returned to the entity’s shareholders. Investments in SPACs may be illiquid and/or be subject to restrictions on resale. To the extent the SPAC is invested in cash or similar securities, this may impact a Fund’s ability to meet its investment objective.
* * *
LIMITS OF RISK DISCLOSURES.   The above discussions of the various risks that are associated with the Fund and its Shares and the related discussion of risks in the SAI include the material risks involved with an investment in the Fund of which the Fund is currently aware. Prospective investors should read this entire Prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.
In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.
No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

FUND PERFORMANCE
The tables below illustrate the performance of the Fund. Past performance is no indication of future returns. The Fund commenced operations on June 12, 2017. The performance history is net of all fees and reflects the impact of the Expense Limitation and Reimbursement Agreement. If the Expense Limitation and Reimbursement Agreement were not in place, the Fund’s performance would be reduced.
Cumulative Return Since Inception
(0.63)%
MONTHLY PERFORMANCE (%) RETURNS
(June 2017-December 2018)
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2018	0.08%	(1.60)%	(1.86)%	0.44%	1.41%	(0.16)%	0.20%	0.36%	(0.08)%	(1.38)%	0.52%	(1.41)%	(3.48)%
2017							0.68%	0.20%	0.48%	0.28%	0.20%	0.98%	2.95%
MANAGEMENT OF THE FUND
THE BOARD OF TRUSTEES.   The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of the Board is and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (the “Independent Trustees”). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the applicable fund, any committee of such board, or service providers. See “BOARD OF TRUSTEES AND OFFICERS” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.
THE INVESTMENT MANAGER AND SUB-ADVISERS.   Vivaldi Asset Management, LLC serves as the investment adviser (the “Investment Manager”) of the Fund and will be responsible for determining and implementing the Fund’s overall investment strategy, including selecting each Sub-Adviser and determining the amount of the Fund’s assets to allocate to each Sub-Adviser. The Investment Manager is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. As of May 31, 2018, the Investment Manager and its affiliates had assets under management of approximately $2.4 billion.
Each Sub-Adviser selected by the Investment Manager, subject to Shareholder approval, will be primarily responsible for its investment strategy and the day-to-day management of the Fund’s assets allocated to it by the Investment Manager. Founded in 2000, RiverNorth Capital Management, LLC (“RiverNorth”) is located at 325 N. LaSalle Street, Suite 645, Chicago, Illinois 60654. RiverNorth is registered with the SEC as an investment adviser and manages, as of May 31, 2018, approximately $3.47 billion for individuals and institutions, including limited partnerships, mutual funds and employee benefit plans. Founded in 2009, Angel Oak Capital Advisors, LLC (“Angel Oak”) is located at 3060 Peachtree Road NW, Suite 500, Atlanta, Georgia 30305. Angel Oak is registered with the SEC as an investment adviser and manages, as of May 31, 2018, approximately $8.9 billion for pooled investment vehicles, investment companies, high net worth individuals and institutions.
The Investment Manager, the Sub-Advisers and their affiliates may serve as investment managers to other funds that have investment programs which are similar to the investment program of the Fund, and the Investment Manager and/or a Sub-Adviser or one of their affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “CONFLICTS OF INTEREST.”

PORTFOLIO MANAGERS.   The personnel of the Investment Manager and Sub-Advisers who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are as follows:
MICHAEL PECK — Portfolio Manager — Mr. Peck, CFA, joined Vivaldi in February 2012 and is currently President and Co-Chief Investment Officer. Prior to Vivaldi, Mr. Peck was a Portfolio Manager at Coe Capital, LLC, a Chicago-based registered investment adviser, from March 2010 to December 2011. From June 2007 through March 2009, Mr. Peck was a paid consultant at various real estate and investment companies. From 2006 to 2008, Mr. Peck was a Senior Financial Analyst/Risk Manager at The Bond Companies. Mr. Peck graduated from Lehigh University with a Bachelor of Science in Accounting. Mr. Peck also holds a Master of Arts in Finance and a Masters in Business Administration (Real Estate Analysis and Financial Analysis) from DePaul University and is a Chartered Financial Analyst (“CFA”).
SCOTT HERGOT — Portfolio Manager — Mr. Hergot joined Vivaldi in January 2013 and currently serves as both the Director of Research and Co-Chief Investment Officer. From 2010 to 2012, Mr. Hergott held both risk management and business development roles at Citadel — specifically the Pioneer Path platform of portfolio managers. Prior to Citadel, from 2003 to 2010, Mr. Hergott was a Portfolio Manager at Iron Partners, LLC, a fund of hedge funds, where he was responsible for sourcing managers and performing investment due-diligence. Mr. Hergott has a Bachelor of Arts degree in Business from Northeastern Illinois University.
BRIAN MURPHY — Portfolio Manager — Mr. Murphy joined Vivaldi in March 2014 as a Senior Research Analyst and currently serves as portfolio manager to the Fund. Mr. Murphy was previously a Director at Voyager Management, LLC (“Voyager Management”), a fund of hedge fund firm, from 2010 to 2014. Prior to Voyager Management, from 2009 to 2010, Mr. Murphy was Derivatives Product Specialist at Analytic Investors, specializing in quantitative derivative hedge fund strategies. Mr. Murphy was also an Analyst at Iron Partners, LLC, a fund of hedge fund firm, from 2007 to 2009, where he was primarily responsible for covering hedged equity, equity trading, derivative and structured product services. Mr. Murphy graduated from Miami University with a Bachelor of Science in Finance.
KYLE MOWERY — Portfolio Manager — Mr. Mowery joined Vivaldi in February 2015 and currently serves as portfolio manager to the Fund. Mr. Mowery is also Managing Partner of GrizzlyRock Capital, LLC (“GrizzlyRock”). Mr. Mowery graduated from the University of Chicago Booth School of Business with a Master of Business Administration degree and from the University of California, Los Angeles with a Bachelor of Arts in Economics. Prior to founding GrizzlyRock in 2012, Mr. Mowery served in Leveraged Finance at BMO. Before joining BMO in 2010, Mr. Mowery was an Analyst at McDonnell Investment Management, LLC. Before joining McDonnell Investment Management in 2007, Mr. Mowery was an Analyst at Pacific Alternative Asset Management Company.
JEFF O’BRIEN — Portfolio Manager — Mr. O’Brien joined Vivaldi in 2014 and currently serves as portfolio manager to the Fund in addition to two hedge funds and several separately managed accounts. Prior to joining Vivaldi, Mr. O’Brien was the Founder and Managing Member of Glenfinnen Capital, LLC (“Glenfinnen”) which served as the investment advisor for two merger arbitrage hedge funds. Prior to founding Glenfinnen in April 2000, Mr. O’Brien served as a portfolio manager and research analyst on the risk arbitrage desk at First Capital Alliance for five years and before that as a credit analyst at NationsBank. Mr. O’Brien earned a B.S. in Finance from Indiana University.
DANIEL LANCZ — Portfolio Manager — Mr. Lancz has been a Portfolio Manager with Vivaldi since December 2014. Prior to joining Vivaldi, Mr. Lancz served as Director of Research for Glenfinnen and oversees the investment research for two merger arbitrage hedge funds. Prior to joining Glenfinnen in 2003, Mr. Lancz was the Director of Research of a merger arbitrage hedge fund, Augusta Capital Management. Mr. Lancz earned a B.S. from Miami University, located in Oxford, Ohio.
PATRICK W. GALLEY — Portfolio Manager — Mr. Galley joined RiverNorth in 2004 and serves as Chief Investment Officer and Portfolio Manager. Mr. Galley heads the firm’s research and investment teams and oversees all portfolio management activities at RiverNorth. Mr. Galley also serves as the President and Chairman of RiverNorth’s proprietary funds. Prior to joining RiverNorth, Mr. Galley was Vice President at Bank of America in the Global Investment Bank’s Portfolio Management group. At Bank of America, he specialized in analyzing and structuring corporate transactions for investment management firms in addition to closed-end and open-end funds, hedge funds, funds of funds, structured investment vehicles and insurance/reinsurance companies. Mr. Galley graduated with honors from Rochester Institute of Technology with a B.S. in Finance. He has received the Chartered Financial Analyst (CFA) designation and is a member of both the CFA Institute and the CFA Society of Chicago.
STEPHEN O’NEILL — Portfolio Manager — Mr. O’Neill joined RiverNorth in 2007 and serves as Portfolio Manager. He co-manages the firm’s closed-end fund trading strategies. Mr. O’Neill is also a member of the asset allocation team and helps to oversee the firm’s research analysts. Prior to joining RiverNorth, Mr. O’Neill was Assistant Vice President at Bank of America in the Global Investment Bank’s Portfolio Management group. At Bank of America he specialized in the corporate real estate, asset management and structured finance industries. Mr. O’Neill graduated Magna Cum Laude from Miami University of Ohio with a B.S. in Finance and a minor in Economics. He has received the Chartered Financial Analyst (CFA) designation and is a member of both the CFA Institute and the CFA Society of Chicago.
SAM DUNLAP — Portfolio Manager — Mr. Dunlap joined Angel Oak Capital Advisors in 2009 and is a Managing Director and Senior Portfolio Manager at the firm. Mr. Dunlap serves as a Portfolio Manager of the Angel Oak Multi-Strategy Income Fund and the Angel Oak Flexible Income Fund, and is also responsible for managing the separately managed accounts for Angel Oak clients, primarily depository institutions. He also focuses on building and managing strategies within the RMBS market as well as managing the interest rate risk exposure across the Angel Oak funds and managed accounts.
Mr. Dunlap began his capital markets career in 2002 and has investment experience across multiple sectors of the fixed income markets. Prior to joining Angel Oak in 2009, Mr. Dunlap spent six years marketing and structuring interest rate derivatives with SunTrust Robinson Humphrey where he focused on both interest rate hedging products and interest rate linked structured notes. Mr. Dunlap’s previous experience included two years at Wachovia in Charlotte, NC supporting the agency mortgage pass-through trading desk. Mr. Dunlap received a B.A. in Economics from the University of Georgia.
BERKIN KOLOGLU — Portfolio Manager — Mr. Kologlu joined Angel Oak Capital Advisors in 2013 and is a Managing Director and Senior Portfolio Manager at the firm. Mr. Kologlu serves as a Portfolio Manager of the Angel Oak Multi-Strategy Income Fund and the Angel Oak High Yield Opportunities Fund. Mr. Kologlu has 14 years’ experience in fixed income products and focuses on building and managing strategies within the collateralized loan obligation (“CLO”) market.
Mr. Kologlu spent the previous six years as an Executive Director at UBS, covering structured products and client solutions. Prior to UBS, Mr. Kologlu worked at Bank of America, where he focused on the structuring and marketing of CLOs and synthetic collateralized debt obligations (“CDOs”) backed by corporate credit. Before Bank of America, Mr. Kologlu worked in Turkey as a commercial banker, where he was responsible for lending to large cap corporations. Mr. Kologlu received his M.B.A. from Duke University’s Fuqua School of Business and his B.S. in Civil Engineering from Bogazici University in Istanbul, Turkey.
SREENIWAS (Sreeni) V. PRABHU — Portfolio Manager — Mr. Prabhu is Chief Investment Officer of Angel Oak Capital Advisors and a Portfolio Manager of the Fund. Prior to co-founding Angel Oak in 2009, Mr. Prabhu was the Chief Investment Officer of the $25 billion investment portfolio at Washington Mutual Bank for three years and was also part of the macro asset strategy team at the bank. Prior to joining Washington Mutual Bank, Mr. Prabhu worked for six years at SunTrust Bank in Atlanta, where he was responsible for investment strategies and served as head portfolio manager for the $3 billion commercial mortgage backed securities portfolio. He began his career at SunTrust in 1998 as a bank analyst focused on asset/liability management and liquidity strategies. Mr. Prabhu holds a B.B.A. in Economics from Georgia College and State University and an M.B.A. in Finance from Georgia State University.
THE INVESTMENT MANAGEMENT AGREEMENT.   The Amended and Restated Investment Management Agreement (the “Investment Management Agreement”) between the Investment Manager and the Fund became effective as of [           ] and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon sixty (60) days’ written notice to the Fund by either the Board or the Investment Manager. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s annual report to Shareholders for the period ended March 31, 2019.
The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Investment Manager and any partner, director, officer or employee of the Investment Manager, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Investment Manager or any partner, director, officer or employee of the Investment Manager, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund.
See “INVESTMENT MANAGEMENT AND OTHER SERVICES — The Sub-Advisers” in the SAI for a discussion of the sub-advisory agreements among the Fund, the Investment Manager and each Sub-Adviser.
INVESTMENT MANAGEMENT FEE
The Fund pays to the Investment Manager an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Investment Manager to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Investment Manager a monthly Investment Management Fee equal to 0.50% on an annualized basis of the Fund’s NAV as of each month-end, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Manager for any month, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Manager for that month. The Investment Management Fee will be computed as of the last business day of each month, and will be due and payable in arrears within thirty-five (35) business days after the end of the month.
Pursuant to a separate sub-advisory agreement among the Fund, the Investment Manager and RiverNorth, RiverNorth receives a portfolio management fee equal to 1.00% on an annualized basis of the Fund’s NAV as of each month-end, subject to certain adjustments. Pursuant to a separate sub-advisory agreement among the Fund, the Investment Manager and Angel Oak, Angel Oak receives a portfolio management fee equal to 0.80% on an annualized basis of the Fund’s NAV as of each month-end, subject to certain adjustments. Each Sub-Adviser’s fee is paid by the Investment Manager out of the Investment Management Fee.
DISTRIBUTOR
Foreside Fund Services, LLC (the “Distributor”) is the distributor (also known as principal underwriter) of the Shares of the Fund and is located at Three Canal Plaza, Suite 100, Portland, Maine 04101. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Under a Distribution Agreement with the Fund, the Distributor acts as the agent of the Fund in connection with the continuous offering of shares of the Fund. The Distributor continually distributes shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Fund shares. The Distributor and its officers have no role in determining the investment policies or which securities are to be purchased or sold by the Fund.
The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. With respect to certain financial intermediaries and related fund “supermarket” platform arrangements, the Fund and/or the Adviser, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption and other requests to the Fund.
Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The financial intermediary, and not its customers, will be the shareholder of record, although customers may have the right to vote shares depending upon their arrangement with the intermediary. The Distributor does not receive compensation from the Fund for its distribution services. The Investment Manager pays the Distributor a fee for certain distribution-related services. The maximum amount of compensation to be received by the participating members from any source will not exceed 8% of the proceeds raised in the offering.
Pursuant to the Distribution Agreement, the Distributor is solely responsible for its costs and expenses incurred in connection with its qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. Specifically, the Distribution Agreement provides that the Fund and the Investment Manager will indemnify, defend and hold the Distributor, its employees, agents, directors and officers and any person who controls the Distributor free and harmless from and against any and all claims arising out of or based upon (i) any material action (or omission to act) of the Distributor or its agents taken in connection with the Distribution Agreement; provided that such action (or omission to act) is taken without willful misfeasance, gross negligence or reckless disregard by the Distributor of its duties and obligations under the Distribution Agreement; (ii) any untrue or alleged untrue statement of a material fact contained in the Prospectus or related offering materials or any omission or alleged omission to state a material fact required to be stated in the Prospectus or related offering materials or necessary to make the statements in any Prospectus or related offering materials not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished in writing to the Fund or the Investment Manager in connection with the preparation of the Fund’s Prospectus or related offering materials by or on behalf of the Distributor; (iii) any material breach of the agreements, representations, warranties and covenants by the Fund and the Investment Manager in the Distribution Agreement; or (iv) the reliance on or use by the Distributor or its agents or subcontractors of information, records, documents or services which have been prepared, maintained or performed by the Fund or the Investment Manager.
Advisor Class Shares in the Fund are offered with a maximum sales charge of 5.75% of the subscription amount. The Fund or Investment Manager may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. No sales charge is expected to be charged with respect to investments by the Investment Manager, the Sub-Advisers and their respective affiliates, directors, principals, officers and employees and others in the Fund’s sole discretion. There is no minimum aggregate amount of Shares required to be purchased in any offering.
The Investment Manager and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties that have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of Shareholders and/or the Fund. These payments will be made out of the Investment Manager’s and/or affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. Contact your financial intermediary for details about revenue sharing payments it receives or may receive.
DISTRIBUTION AND SERVICE PLAN
The Fund has adopted a Distribution and Service Plan with respect to Advisor Class Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Advisor Class Shares. Under the Distribution and Service Plan, the Fund is permitted to pay as compensation up to 1.00% on an annualized basis of the aggregate net assets of the Fund attributable to Advisor Class Shares (the “Distribution and Servicing Fee”) to the Fund’s Distributor and/or other qualified recipients. The Distribution and Servicing Fee is paid out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. CIA Class Shares are not subject to the Distribution and Servicing Fee.
The Distribution and Servicing Fee to be paid to the Distributor for distribution of each class of Shares under the Distribution and Service Plan is as follows:
Class	Distribution and Service Fee
Advisor Class	1.00%
CIA Class	None
ADMINISTRATION
The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs. The Administrator provides such services to the Fund pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”). The Administrator is responsible directly or through its agents for, among other things, providing the following services to each of the Fund; (1) maintaining a list of Shareholders and generally performing all actions related to the issuance and repurchase of Shares of the Fund, if any, including delivery of trade confirmations and capital statements; (2) providing certain administrative, clerical and bookkeeping services; (3) providing transfer agency services, services related to the payment of distributions, and accounting services; (4) computing the NAV of the Fund in accordance with U.S. generally accepted accounting principles (“GAAP”) and procedures defined in consultation with the Investment Manager; (5) overseeing the preparation of semi-annual and annual financial statements of the Fund in accordance with GAAP, quarterly reports of the operations of the Fund and information required for tax returns; (6) supervising regulatory compliance matters and preparing certain regulatory filings; and (7) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Investment Manager.
The Fund pays the Administrator an annual fee of 0.06% of the Fund’s net assets. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee of  $75,000 paid by all registered investment companies advised by the Investment Manager and serviced by the Administrator (together with the asset-based fee, the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for out-of-pocket expenses relating to services provided to the Fund. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.
The Administration Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Administrator and any partner, director, officer or employee of the Administrator, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of administration services for the Fund. The Administration Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund or the Administrator, or any partner, director, officer or employee of the Administrator, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to such fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to such fund.
CUSTODIAN
UMB Bank, N.A. (the “Custodian”), an affiliate of the Administrator, serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Investment Manager or the Sub-Advisers or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106.
FUND EXPENSES
The Fund will pay all of its expenses, or reimburse the Investment Manager or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the offering and issuance of Shares; all fees and expenses reasonably incurred in connection with the operation of the Fund; all fees and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments; quotation or valuation expenses; the Investment Management Fee and the Administration Fee; Distribution and Servicing Fee (for Advisor Class Shares); brokerage commissions; interest and fees on any borrowings by the Fund; professional fees; research expenses (including, without limitation, expenses of consultants who perform fund manager due diligence research); fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, subcustodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund; bank services fees; costs and expenses relating to any amendment of the Agreement and Declaration of Trust or other organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the Prospectus and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Investment Manager or its affiliates; insurance premiums; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.
“Extraordinary Expenses” means all expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity; expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian or transfer agent.
The Investment Manager will bear all of its expenses and costs incurred in providing investment advisory services to the Fund, including Sub-Advisers’ fees as well as travel and other expenses related to the selection and monitoring of investments. In addition, the Investment Manager is responsible for the payment of the compensation and expenses of those officers of the Fund affiliated with the Investment Manager, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.
The Fund will bear directly certain ongoing offering costs associated with any periodic offers of Shares which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or the Shareholders.
The Investment Manager has entered into an amended and restated expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 1.95% and 0.95% of the average daily net assets of Advisor Class Shares and CIA Class Shares, respectively (the “Expense Limit”). Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 1.95% and 0.95% for the Advisor Class Shares and CIA Class Shares, respectively. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. The Expense Limitation and Reimbursement Agreement has a term which ends on August 1, 2020. The Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms thereafter. None of the Fund, the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement during the current term. After August 1, 2020, either the Fund or the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement upon 30 days’ written notice. For the year ended March 31, 2018, the Investment Manager waived fees and reimbursed expenses of  $375,201, which is subject to recoupment through March 31, 2021.
The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to Shareholders.
VOTING
Each Shareholder will have the right to cast a number of votes, based on the number of such Shareholder’s Shares, at any meeting of Shareholders called by the Board. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.
CONFLICTS OF INTEREST
The Fund may be subject to a number of actual and potential conflicts of interest.
The Investment Manager, the Sub-Advisers and their affiliates engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Investment Manager, the Sub-Advisers and their affiliates may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to

(or different than) those of the Fund; which may compete with the Fund for investment opportunities; and which may, subject to applicable law, co-invest with the Fund in certain transactions. In addition, the Investment Manager, the Sub-Advisers and their affiliates and respective clients may themselves invest in securities that would be appropriate for the Fund. By acquiring Shares, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.
Although the Investment Manager, the Sub-Advisers and their affiliates will seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Investment Manager, the Sub-Advisers or their affiliates will be appropriate for the Fund or will be referred to the Fund. The Investment Manager, the Sub-Advisers and their affiliates are not obligated to refer any investment opportunity to the Fund.
The directors, partners, trustees, managers, members, officers and employees of the Investment Manager, the Sub-Advisers and their affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Investment Manager, the Sub-Advisers or their affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, the Fund, the Investment Manager and each Sub-Adviser have individually adopted codes of ethics (collectively, the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Codes of Ethics are also available on the EDGAR Database on the SEC’s Internet site at https://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.
OUTSTANDING SECURITIES*
(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Shares	Unlimited	$—	$11,238,715

*
As of November 30, 2018.

TENDER OFFERS/OFFERS TO REPURCHASE
A substantial portion of the Fund’s investments are illiquid. For this reason, the Fund is structured as a closed-end interval fund which means that the Shareholders will not have the right to redeem their Shares on a daily basis. In addition, the Fund does not expect any trading market to develop for the Shares. As a result, if investors decide to invest in the Fund, they will have very limited opportunity to sell their Shares.
The Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers quarterly with a Valuation Date (as defined below) on or about March 31, June 30, September 30 and December 31 of each year.
For each repurchase offer the Board will set an amount between 5% and 10% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. A Shareholder whose Shares (or a portion thereof) are repurchased by the Fund will not be entitled to a return of any sales charge that was charged in connection with the Shareholder’s purchase of the Shares.

Shares will be repurchased at their NAV determined as of approximately March 31, June 30, September 30 and December 31, as applicable (each such date, a “Valuation Date”). Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately fourteen (14) days prior to the Valuation Date. Shareholders who tender may not have all of the tendered Shares repurchased by the Fund. If over-subscriptions occur, the Fund may elect to repurchase less than the full amount that a Shareholder requests to be repurchased. In such an event, the Fund may repurchase only a pro rata portion of the amount tendered by each Shareholder.
In certain circumstances, the Board may require a Shareholder to tender its Shares.
A Shareholder who tenders for repurchase only a portion of his Shares in the Fund will be required to maintain a minimum account balance of   $1,000. If a Shareholder tenders a portion of his Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below this required minimum of   $1,000, the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares. Such minimum capital account balance requirement may also be waived by the Board in its sole discretion, subject to applicable federal securities laws.
TENDER/REPURCHASE PROCEDURES
Once each quarter, the Fund will offer to repurchase at per-class NAV per Share no less than 5% of the outstanding Shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). For each repurchase offer the Board will set an amount between 5% and 10% of the Fund’s Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the per-class NAV per Share determined as of the close of business no later than the fourteenth day after the Repurchase Request Deadline, or the next business day if the fourteenth day is not a business day (each a “Repurchase Pricing Date”).
Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares, and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to Shareholders and the Repurchase Request Deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV per Share that has been computed no more than seven (7) days before the date of such notification, and how Shareholders may ascertain the NAV per Share after the notification date. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by Shareholders who own less than $1,000 worth of Shares and who tender all of their Shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the Shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.
The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the New York Stock Exchange or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Shareholder Notification is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
The Fund may cause a mandatory repurchase or redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at net asset value in accordance with the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder.
TRANSFERS OF SHARES
No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).
Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Notice of a proposed transfer of a Share must also be accompanied by a properly completed investor application in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. The Board generally will not consent to a transfer of Shares by a Shareholder (i) unless such transfer is to a single transferee, or (ii) if, after the transfer of the Shares, the balance of the account of each of the transferee and transferor is less than $1,000. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.
Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Agreement and Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Agreement and Declaration of Trust. If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.

By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Investment Manager, and each other Shareholder, and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Agreement and Declaration of Trust or any misrepresentation made by that Shareholder in connection with any such transfer.
ANTI-MONEY LAUNDERING
If the Fund, the Investment Manager or any governmental agency believes that the Fund has sold Shares to, or is otherwise holding assets of, any person or entity that is acting, directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker, or senior foreign political figure(s) suspected of engaging in corruption, the Fund, the Investment Manager or such governmental agency may freeze the assets of such person or entity invested in the Fund or suspend the repurchase of Shares. The Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the investor.
CREDIT FACILITY
The Fund may enter into one or more credit agreements or other similar agreements negotiated on market terms (each, a “Borrowing Transaction”) with one or more banks or other financial institutions which may or may not be affiliated with the Investment Manager (each, a “Financial Institution”) as chosen by the Investment Manager and approved by the Board. The Fund may borrow under a credit facility for a number of reasons, including without limitation, to pay fees and expenses, to make annual income distributions and to satisfy certain repurchase offers in a timely manner to ensure liquidity for the investors. To facilitate such Borrowing Transactions, the Fund may pledge its assets to the Financial Institution.
CALCULATION OF NET ASSET VALUE
GENERAL
The Administrator calculates the Fund’s NAV as of the close of business on each business day and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board (each, a “Determination Date”).
The Fund’s Valuation Committee will oversee the valuation of the Fund’s investments on behalf of the Fund. The Board has approved valuation procedures for the Fund (the “Valuation Procedures”). Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued at the last sale price or the official closing price on the exchange or system where such securities are principally traded for the business day as of the relevant Determination Date. If no sale or official closing price of particular securities are reported on a particular day, the securities will be valued at the closing bid price for securities held long, or the closing ask price for securities held short, or if a closing bid or ask price, as applicable, is not available, at either the exchange or system-defined closing price on the exchange or system in which such securities are principally traded. Over-the-counter securities not quoted on the Nasdaq Stock Market will be valued at the last sale price on the relevant Determination Date or, if no sale occurs, at the last bid price, in the case of securities held long, or the last ask price, in the case of securities held short, at the time net asset value is determined. Equity securities for which no prices are obtained under the foregoing procedures, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the Investment Manager or a Sub-Adviser not to reflect the market value, will be valued at the bid price, in the case of securities held long, or the ask price, in the case of securities held short, supplied by one or more dealers making a market in those securities or one or more brokers, in accordance with the Valuation Procedures. Futures index options will be valued at the mid-point between the last bid price and the last ask price on the relevant Determination Date at the time net asset value is determined. The mid-point of the last bid and the last ask is also known as the ‘mark’.

Fixed-income securities with a remaining maturity of sixty (60) days or more for which accurate market quotations are readily available will normally be valued according to dealer-supplied bid quotations or bid quotations from a recognized pricing service. Fixed-income securities for which market quotations are not readily available or are believed by the Investment Manager or a Sub-Adviser not to reflect market value will be valued based upon broker-supplied quotations in accordance with the Valuation Procedures, provided that if such quotations are unavailable or are believed by the Investment Manager or a Sub-Adviser not to reflect market value, such fixed-income securities will be valued at fair value in accordance with the Valuation Procedures, which may include the utilization of valuation models that take into account spread and daily yield changes on government securities in the appropriate market (e.g., matrix pricing). High quality investment grade debt securities (e.g., treasuries, commercial paper, etc.) with a remaining maturity of sixty (60) days or less are valued by the Investment Manager or a Sub-Adviser at amortized cost, which the Board has determined to approximate fair value. All other instruments held by the Fund will be valued in accordance with the Valuation Procedures.
If no price is obtained for a security in accordance with the foregoing, because either an external price is not readily available or such external price is believed by the Investment Manager or a Sub-Adviser not to reflect the market value, the Valuation Committee will make a determination in good faith of the fair value of the security in accordance with the Valuation Procedures. In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold and the differences may be significant.
Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the NAV of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Board.
The Fund will generally value shares of ETFs at the last sale price on the exchange on which the ETF is principally traded. The Fund will generally value shares of open-end investment companies and closed-end investment companies that do not trade on one or more of the U.S. national securities exchanges at their respective NAVs.
To the extent that the Fund invests in private Investment Funds, the Fund will generally value those assets, in accordance with the value determined as of such date by each private Investment Fund in accordance with the private Investment Fund’s valuation policies and reported at the time of the Fund’s valuation. As a general matter, the fair value of the Fund’s interest in a private Investment Fund will represent the amount that the Fund could reasonably expect to receive from the private Investment Fund if the Fund’s interest was redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In the event that the private Investment Fund does not report a value to the Fund on a timely basis, the Fund will determine the fair value of such private Investment Fund based on the most recent final or estimated value reported by the private Investment Fund, as well as any other relevant information available at the time the Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values are expected to reasonably reflect market values of securities when available or fair value as of the Fund’s valuation date. A substantial amount of time may elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the Underlying Manager of a private Investment Fund.
Prior to the Fund investing in any private Investment Fund, the Investment Manager or Sub-Advisers will conduct a due diligence review of the valuation methodologies utilized by the private Investment Fund, which as a general matter will utilize market values when available, and otherwise will utilize principles of fair value that the Investment Manager or Sub-Advisers reasonably believe to be consistent, in all material respects, with those used by the Fund in valuing its own investments. Although the Valuation Procedures provide that the Investment Manager or Sub-Advisers will review the valuations provided by the Underlying Managers to the private Investment Funds, none of the Board or the Investment Manager or Sub-Advisers will be able to confirm independently the accuracy of valuations provided by such Underlying Managers, which may be unaudited.
The Fund’s Valuation Procedures require the Investment Manager or Sub-Advisers to take reasonable steps in light of all relevant circumstances to value the Fund’s portfolio. The Investment Manager or Sub-Advisers will consider such information and may conclude in certain circumstances that the information provided by an Underlying Manager does not represent the fair value of the Fund’s interests in the private Investment Fund. Although redemptions of interests in private Investment Funds are subject to advance notice requirements, private Investment Funds will typically make available NAV information to holders which will represent the price at which, even in the absence of redemption activity, the private Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the private Investment Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, the Investment Manager or Sub-Advisers will consider whether it is appropriate, in light of all relevant circumstances, to value such interests at the NAV as reported by the Underlying Manager at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV. In accordance with U.S. generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular private Investment Fund. In other cases, as when a private Investment Fund imposes extraordinary restrictions on redemptions, when other extraordinary circumstances exist, or when there have been no recent transactions in private Investment Fund interests, the Fund may determine that it is appropriate to apply a discount to the NAV of the private Investment Fund. Any such decision will be made in good faith, and subject to the review and supervision of the Board.
The valuations reported by the Underlying Managers, upon which the Fund calculates its NAV may be subject to later adjustment or revision, based on information reasonably available at that time. For example, any “estimated” values from private Investment Funds may be revised and fiscal year-end NAV calculations of the private Investment Funds may be audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time.
The Valuation Procedures provide that, where deemed appropriate by the Investment Manager or Sub-Advisers and consistent with the Investment Company Act, investments in private Investment Funds may be valued at cost. Cost will be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Fund’s investment will be revalued in a manner that the Investment Manager or Sub-Advisers, in accordance with the Valuation Procedures, determines in good faith best reflects approximate market value. The Board will be responsible for ensuring that the Valuation Procedures utilized by the Investment Manager or Sub-Advisers are fair to the Fund and consistent with applicable regulatory guidelines.
The Investment Manager and/or the Sub-Advisers act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Investment Manager and/or the Sub-Advisers or their affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, given that the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.
Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value if the judgments of the Board or the Valuation Committee regarding appropriate valuations should prove incorrect.

SUSPENSION OF CALCULATION OF NET ASSET VALUE
As noted above, the Administrator calculates the Fund’s NAV as of the close of business on each business day. However, there may be circumstances where it may not be practicable to determine an NAV, such as during any period when the principal stock exchanges for securities in which the Fund has invested its assets are closed other than for weekends and customary holidays (or when trading on such exchanges is restricted or suspended). In such circumstances, the Board (after consultation with the Investment Manager) may suspend the calculation of NAV. The Fund will not accept subscriptions for Shares if the calculation of NAV is suspended, and the suspension may require the termination of a pending repurchase offer by the Fund (or the postponement of the Valuation Date for a repurchase offer). Notwithstanding a suspension of the calculation of NAV, the Fund will be required to determine the value of its assets and report NAV in its semi-annual and annual reports to Shareholders, and in its reports on Form N-Q filed with the SEC after the end of the first and third quarters of the Fund’s fiscal year. The Administrator will resume calculation of the Fund’s NAV after the Board (in consultation with the Investment Manager) determines that conditions no longer require suspension of the calculation of NAV.
TAXES
INTRODUCTION
The following is a summary of certain material federal income tax consequences of acquiring, holding and disposing of Shares. Because the federal income tax consequences of investing in the Fund may vary from Shareholder to Shareholder depending on each Shareholder’s unique federal income tax circumstances, this summary does not attempt to discuss all of the federal income tax consequences of such an investment. Among other things, except in certain limited cases, this summary does not purport to deal with persons in special situations (such as financial institutions, non-U.S. persons, insurance companies, entities exempt from federal income tax, regulated investment companies, dealers in commodities and securities and pass through entities). Further, to the limited extent this summary discusses possible foreign, state and local income tax consequences, it does so in a very general manner. Finally, this summary does not purport to discuss federal tax consequences (such as estate and gift tax consequences) other than those arising under the federal income tax laws. You are therefore urged to consult your tax advisers to determine the federal, state, local and foreign tax consequences of acquiring, holding and disposing of Shares.
The following summary is based upon the Code as well as administrative regulations and rulings and judicial decisions thereunder, as of the date hereof, all of which are subject to change at any time (possibly on a retroactive basis). Accordingly, no assurance can be given that the tax consequences to the Fund or its shareholder will continue to be as described herein.
The Fund has not sought or obtained a ruling from the Internal Revenue Service (the “IRS”) (or any other federal, state, local or foreign governmental agency) or an opinion of legal counsel as to any specific federal, state, local or foreign tax matter that may affect it. Accordingly, although this summary is considered to be a correct interpretation of applicable law, no assurance can be given that a court or taxing authority will agree with such interpretation or with the tax positions taken by the Fund.
Except where specifically noted, this summary relates solely to U.S. Shareholders. A U.S. Shareholder for purposes of this discussion is a person who is a citizen or a resident alien of the U.S., a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust if: (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
TAXATION OF THE FUND
The below is a summary of certain U.S. federal income tax considerations relevant under current law, which is subject to change. Except where otherwise specifically indicated, the discussion relates to investors who are individual U.S. citizens or residents. You should consult your own tax adviser regarding tax considerations relevant to your specific situation, including federal, state, local and non-U.S. taxes.

The Fund intends to qualify as a RIC under federal income tax law. As a RIC, the Fund will generally not be subject to federal corporate income taxes, provided that it distributes out to Shareholders their taxable income and gain each year. To qualify for treatment as a RIC, the Fund must meet three important tests each year.
First, the Fund must derive with respect to each taxable year at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, other income derived with respect to its business of investing in stock, securities or currencies, or net income derived from interests in qualified publicly traded partnerships.
Second, generally, at the close of each quarter of its taxable year, at least 50% of the value of the Fund’s assets must consist of cash and cash items, U.S. government securities, securities of other RICs, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of its total assets in securities of the issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer), and no more than 25% of the value of the Fund’s total assets may be invested in the securities of   (1) any one issuer (other than U.S. government securities and securities of other regulated investment companies), (2) two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses, or (3) one or more qualified publicly traded partnerships.
Third, the Fund must distribute an amount equal to at least the sum of 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term capital loss) and 90% of its tax-exempt income, if any, for the year.
The Fund intends to comply with this distribution requirement. If the Fund were to fail to make sufficient distributions, it could be liable for corporate income tax and for excise tax in respect of the shortfall or, if the shortfall is large enough, the Fund could be disqualified as a RIC. If for any taxable year the Fund were not to qualify as a RIC, all its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Shareholders. In that event, taxable Shareholders would recognize dividend income on distributions to the extent of the Fund’s current and accumulated earnings and profits, and corporate Shareholders could be eligible for the dividends-received deduction.
The Code imposes a nondeductible 4% excise tax on RICs that fail to distribute each year an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). The Fund intends to make sufficient distributions or deemed distributions each year to avoid liability for this excise tax.
Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in debt obligations that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Additionally, some of the CLOs in which the Fund invests may constitute passive foreign investment companies, or under certain circumstances, controlled foreign corporations. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, the Fund shareholders may receive larger capital gain distributions than they would in the absence of such transactions.
The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary to seek to ensure that it distributes sufficient income that it does not become subject to U.S. federal income or excise tax.

Any investment by the Fund in equity securities of REITs may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and to distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income.
The Fund may invest in REITs that hold residual interests in real estate mortgage investment conduits (“REMICs”). Under Treasury regulations that have not yet been issued, but may apply retroactively, a portion of the Fund’s income from a REIT that is attributable to the REIT’s residual interest in a REMIC (referred to in the Code as an “excess inclusion”) will be subject to federal income tax in all events. These regulations are also expected to provide that excess inclusion income of a regulated investment company, such as the Fund, will be allocated to shareholders of the regulated investment company in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related REMIC residual interest directly. The IRS in Notice 2006-97 set forth some basic principles for the application of these rules until such regulations are issued. In general, the applicable rules under the Code and expected rules under the regulations will provide that the excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on unrelated business income, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a foreign shareholder, will not qualify for any reduction in U.S. federal withholding tax. In addition, if at any time during any taxable year a “disqualified organization” (as defined in the Code to include governmental units, tax-exempt entities and certain cooperatives) is a record holder of a share in a regulated investment company, then the regulated investment company will be subject to a tax equal to that portion of its excess inclusion income for the taxable year that is allocable to the disqualified organization, multiplied by the highest federal income tax rate imposed on corporations.
Distributions to Shareholders.   The Fund contemplates declaring as dividends each year all or substantially all of its taxable income. In general, distributions will be taxable to you for federal, state and local income tax purposes unless you are a tax-exempt entity, including qualified retirement plans or individual retirement accounts. Distributions are taxable whether they are received in cash or reinvested in Fund Shares. A Shareholder may thus recognize income and gains taxable for federal, state and local income tax purposes and not receive any cash distributions to pay any resulting taxes.
Fund distributions, if any, that are attributable to “qualified dividend income” or “long-term capital gains” earned by the Fund would be taxable to non-corporate Shareholders at reduced rates. Shareholders must have owned the Fund Shares for at least sixty-one (61) days during the one hundred twenty-one (121) day period beginning sixty (60) days before the ex-dividend date to benefit from the lower rates on qualified dividend income. However, U.S. individuals with modified adjusted gross income exceeding $200,000 ($250,000 for married couples filing jointly) and trusts and estates with income above specified levels are subject to a 3.8% tax on their net investment income, which includes interest, dividends and capital gains.
Shareholders are generally taxed on any dividends from the Fund in the year they are actually distributed. Dividends declared in October, November or December of a year, and paid in January of the following year, will generally be treated for federal income tax purposes as having been paid to Shareholders on December 31st of the year in which the dividend was declared.
Expenses.   As long as the Fund is not continuously offered pursuant to a public offering, regularly traded on an established securities market or does not have at least five hundred (500) shareholders at all times during the taxable year, certain expenses incurred by the Fund that if paid by an individual would be treated as “miscellaneous itemized deductions” are generally not deductible by the Fund. Instead each shareholder will be treated as if it received a dividend in an amount equal to its allocable share of the Fund’s expenses and then having paid such expenses itself. For non-corporate taxpayers, such expenses will generally be “miscellaneous itemized deductions” and under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017 and before January 1, 2026, the ability for non-taxable corporate taxpayers to deduct miscellaneous itemized deductions has been suspended.

Certain Withholding Taxes.   The Fund may be subject to taxes, including foreign withholding taxes, attributable to investments of the Fund. If at the close of the Fund’s taxable year more than 50% of the value of its assets consists of foreign stock or securities, the Fund will be eligible to elect, for federal income tax purposes, to treat certain foreign taxes paid by it, including generally any withholding and other foreign income taxes, as paid by its Shareholders. If the Fund so elects, the pro rata amount of such foreign taxes paid by the Fund will be included in its Shareholders’ income and each such Shareholder will be entitled either (1) to credit that proportional amount of taxes against U.S. Federal income tax liability as a foreign tax credit or (2) to take that amount as an itemized deduction. The Fund does not expect to be able to make such election.
Sales, Exchanges and Redemptions.   You will recognize taxable gain or loss on a sale, exchange or redemption of your shares in an amount equal to the difference between your tax basis in the shares and the amount you receive for them. Generally, this gain or loss will be long-term or short-term depending on whether your holding period exceeds twelve (12) months. Additionally, any loss realized on a disposition of shares of the Fund may be disallowed under “wash sale” rules to the extent the shares disposed of are replaced with other shares of the Fund within a period of sixty-one (61) days beginning thirty (30) days before and ending thirty (30) days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the shares acquired.
The Fund is required to compute and report the cost basis of shares sold or exchanged. The Fund has elected to use the First In, First Out (“FIFO”) method, unless you instruct the Fund to select a different method, or choose to specifically identify your shares at the time of each sale or exchange. If your account is held by your broker or other advisor, they may select a different method. In these cases, please contact the holder of your shares to obtain information with respect to the available methods and elections for your account. You should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on your federal and state income tax returns.
IRAs and Other Tax Qualified Plans.   In general, dividends received and gain or loss realized with respect to shares held in an IRA or other tax qualified plan are not currently taxable unless the Fund Shares were acquired with borrowed funds.
Pursuant to the Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Investors should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Fund Shares.
U.S. Tax Treatment of Foreign Shareholders.   Nonresident aliens, foreign corporations and other foreign investors in the Fund will generally be exempt from U.S. federal income tax on Fund distributions attributable to net capital gains. However, the Fund does not expect to make significant distributions that will be designated as net capital gains. The exemption may not apply, however, if the investment in the Fund is connected to a trade or business of the foreign investor in the United States or if the foreign investor is present in the United States for one hundred eighty-three (183) days or more in a year and certain other conditions are met.
Fund distributions attributable to other categories of Fund income, such as interest, and dividends from companies whose securities are held by the Fund, will generally be subject to a 30% withholding tax when paid to foreign shareholders. However, the Fund may be able to designate a portion of the distributions made as interest related dividends or short-term capital gain dividends which are generally exempt from this withholding tax. The withholding tax may, however, be reduced (and, in some cases, eliminated) under an applicable tax treaty between the United States and a shareholder’s country of residence or incorporation, provided that the shareholder furnishes the Fund with a properly completed Form W-8BEN or W-BEN-E to establish entitlement for these treaty benefits.

A foreign investor will generally not be subject to U.S. tax on gains realized on sales or exchanges of Fund shares unless the investment in the Fund is connected to a trade or business of the investor in the United States or if the investor is present in the United States for one hundred eighty-three (183) days or more in a year and certain other conditions are met.
In addition, the Fund will be required to withhold 30% tax on payments to foreign entities that do not meet specified information reporting requirements under the Foreign Account Tax Compliance Act.
All foreign investors should consult their own tax advisors regarding the tax consequences of an investment in the Fund in their country of residence.
State and Local Taxes.   In addition to the U.S. federal income tax consequences summarized above, you may be subject to state and local taxes on distributions and redemptions. State income taxes may not apply, however, to the portions of the Fund’s distributions, if any, that are attributable to interest on U.S. government securities.
Information Reporting and Backup Withholding.   Under applicable “backup withholding” requirements, the Fund may be required in certain cases to withhold and remit to the IRS a percentage of taxable dividends or gross proceeds realized upon sale payable to Shareholders who have failed to provide a correct tax identification number in the manner required, or who are subject to withholding by the IRS for failure to properly include on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so or that they are “exempt recipients.” The amount of any backup withholding from a payment to a Shareholder will be allowed as a credit against the Shareholder’s U.S. federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is timely furnished to the IRS.
Other Tax Matters
The preceding is a summary of some of the tax rules and considerations affecting Shareholders and the Fund’s operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.
ERISA AND CODE CONSIDERATIONS
Persons who are fiduciaries with respect to an employee benefit plan or other arrangements subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), certain individual retirement accounts (“IRAs”), or certain Keogh plans, should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, the avoidance of prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor regulations provide that a fiduciary of the ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, whether the investment is designed reasonably to further the ERISA Plan’s purposes, the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment, the income taxes (if any) attributable to the investment, and the projected return of the investment relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with ERISA’s fiduciary responsibilities and the foregoing considerations. If a fiduciary with respect to any such ERISA Plan breaches such responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Non-ERISA-covered IRAs and Keogh plans and other arrangements not subject to ERISA, but subject to the prohibited transaction rules of Section 4975 of the Code (“Code Plans”; together with ERISA Plans, “Plans”), should determine whether an investment in the Fund will violate those rules.
Because the Fund will be registered as an investment company under the Investment Company Act, the underlying assets of the Fund will not be considered “plan assets” of the Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility rules and ERISA and the Code’s prohibited transaction rules. Thus, neither the Investment Manager nor any Sub-Adviser will be a fiduciary within the meaning of ERISA and the Code with respect to the assets of any Plan that becomes a Shareholder of the Fund, solely as a result of the Plan’s investment in the Fund.
Certain prospective ERISA Plan investors may currently maintain relationships with the Investment Manager or a Sub-Adviser or with other entities that are affiliated with the Investment Manager or a Sub-Adviser. Each of such persons may be deemed to be a party in interest to, a disqualified person of, and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA and the Code prohibit ERISA Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. ERISA Plan fiduciaries will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that they are duly authorized to make such investment decisions, and that they have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the Fund.
The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by the future publication or the future applicability of final regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.
DESCRIPTION OF SHARES
The Fund is authorized to offer two separate classes of Shares designated as Advisor Class Shares and CIA Class Shares. While the Fund presently intends to offer two classes of Shares, it may offer other classes of Shares as well in the future. From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of Advisor Class Shares and CIA Class Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the Investment Company Act. The Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses.
PURCHASING SHARES
PURCHASE TERMS
The minimum initial investment in Advisor Class Shares by any investor is $1,000 and the minimum initial investment in CIA Class Shares by any investor is $1,000. The minimum additional investment in the Fund by any Shareholder is $1,000. However, the Fund, in its sole discretion, may accept investments below these minimums. Shares may be purchased by principals and employees of the Investment Manager or its affiliates and their immediate family members without being subject to the minimum investment requirements. The Shares were initially issued at $25.00 per share. Thereafter the purchase price for each class of Shares is based on the NAV per Share of that Class as of the date such Shares are purchased.

Advisor Class Shares are sold at the public offering price, which is the NAV plus an initial maximum sales charge, which varies with the amount you invest as shown in the following chart. This means that part of your investment in the Fund will be used to pay the sales charge.
Advisor Class Shares — Sales Charge Schedule
Your Investment	Front-End Sales Charge as a % of Offering Price*	Front-End Sales Charge as a % of Net Investment	Dealer Reallowance as a % of Offering Price
Up to $24,999	5.75%	6.10%	5.00%
$25,000 – $49,999	5.00%	5.26%	4.50%
$50,000 – $99,999	4.50%	4.71%	3.75%
$1,000,000 – $249,999	3.50%	3.63%	2.75%
$250,000 – $499,999	2.50%	2.56%	2.00%
$500,000 – $999,999	2.00%	2.04%	1.50%
$1 million or more	None	None	None

*
The offering price includes the sales charge.

CIA Class Shares are not subject to any initial sales charge.
Shares will generally be offered for purchase on each business day, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.
Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Orders will be priced at the appropriate price next computed after the order is received by the Administrator. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. In the event that cleared funds and/or a properly completed investor application are not received from a prospective investor prior to the cut-off times pertaining to a particular offering, the Fund may hold the relevant funds and investor application for processing in the next offering.
In general, an investment will be accepted if a completed investor application and funds are received in good order. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time.
ADVISOR CLASS SHARES PURCHASE PROGRAMS
Eligible purchasers of Advisor Class Shares may be entitled to reduced or waived sales charges through certain purchase programs offered by the Fund.
Quantity Discounts.   You may be able to lower your Advisor Class sales charges if:
•
you assure the Fund in writing that you intend to invest at least $25,000 in Advisor Class Shares over the next 13 months in exchange for a reduced sales charge (“Letter of Intent”) (see below); or

•
the amount of Advisor Class Shares you already own in the Fund plus the amount you intend to invest in Advisor Class Shares is at least $25,000 (“Cumulative Discount”).

By signing a Letter of Intent you can purchase Shares at a lower sales charge level. Your individual purchases will be made at the applicable sales charge based on the amount you intend to invest over a 13-month period as stated in the Letter of Intent. Any Shares purchased within 90 days prior to the date you sign the Letter of Intent may be used as credit toward completion of the stated amount, but the reduced sales charge will only apply to new purchases made on or after the date of the Letter of Intent. Purchases resulting from the reinvestment of dividends and capital gains do not apply toward fulfillment of the Letter of Intent. Shares equal to 5.75% of the amount stated in the Letter of Intent will be held in escrow during the 13-month period. If, at the end of the period, the total net amount invested is less than the amount stated in the Letter of Intent, you will be required to pay the difference between the reduced sales charge and the sales charge applicable to the individual net amounts invested had the Letter of Intent not been in effect. This amount will be obtained from redemption of the escrowed Shares. Any remaining escrowed Shares after payment to the Fund of the difference in applicable sales charges will be released to you. If you establish a Letter of Intent with the Fund, you can aggregate your accounts as well as the accounts of your immediate family members. You will need to provide written instructions with respect to the other accounts whose purchases should be considered in fulfillment of the Letter of Intent.
The Letter of Intent and Cumulative Discount are intended to let you combine investments made at other times for purposes of calculating your present sales charge. Any time you can use any of these quantity discounts to “move” your investment into a lower sales charge level, it is generally beneficial for you to do so.
For purposes of determining whether you are eligible for a reduced Advisor Class sales charge, you and your immediate family members (i.e., your spouse or domestic partner and your children or stepchildren age 21 or younger) may aggregate your investments in the Fund. This includes, for example, investments held in a retirement account, an employee benefit plan, or through a financial advisor other than the one handling your current purchase. These combined investments will be valued at their current offering price to determine whether your current investment amount qualifies for a reduced sales charge.
You must notify the Fund or an approved financial intermediary at the time of purchase whenever a quantity discount is applicable to purchases and you may be required to provide the Fund, or an approved financial intermediary, with certain information or records to verify your eligibility for a quantity discount.
Such information or records may include account statements or other records regarding Shares held in all accounts (e.g., retirement accounts) by you and other eligible persons, which may include accounts held at the Fund or at other approved financial intermediaries. Upon such notification, you will pay the sales charge at the lowest applicable sales charge level. You should retain any records necessary to substantiate the purchase price of Shares, as the Fund and approved financial intermediary may not retain this information.
Information about sales charges can be found on the Investment Manger’s website www.vivaldifunds.com or you can consult with your financial representative.
TERM, DISSOLUTION AND LIQUIDATION
The Fund may be dissolved upon approval of a majority of the Trustees. Upon the liquidation of the Fund, its assets will be distributed first to satisfy (whether by payment or the making of a reasonable provision for payment) the debts, liabilities and obligations of the Fund, including actual or anticipated liquidation expenses, other than debts, liabilities or obligations to Shareholders, and then to the Shareholders proportionately in accordance with the amount of Shares that they own. Assets may be distributed in-kind on a proportionate basis if the Board or liquidator determines that the distribution of assets in-kind would be in the interests of the Shareholders in facilitating an orderly liquidation.
REPORTS TO SHAREHOLDERS
The Fund will furnish to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund anticipates sending Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. Shareholders also will be sent reports regarding the Fund’s operations each quarter.

FISCAL YEAR
The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on December 31.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL
The Board has selected Grant Thornton LLP of 171 N. Clark Street, Suite 200, Chicago, Illinois 60601-3370, as the independent registered public accountants of the Fund.
Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Trustees.
INQUIRIES
Inquiries concerning the Fund and Shares (including procedures for purchasing Shares) should be directed to the Fund’s Administrator, UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, WI 53212.

The RELATIVE VALUE Fund
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212
1.877.779.1999
Investment Manager Vivaldi Asset Management, LLC 225 W. Wacker Drive, Suite 2100 Chicago, IL 60606	Transfer Agent/Administrator UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212
Custodian Bank UMB Bank, N.A. 1010 Grand Boulevard Kansas City, MO 64106	Distributor Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101
Independent Registered Public Accounting Firm Grant Thornton LLP 171 N. Clark Street, Suite 200 Chicago, Illinois 60601-3370	Fund Counsel Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, PA 19103-6996

STATEMENT OF ADDITIONAL INFORMATION
THE RELATIVE VALUE FUND
Advisor Class	VFLAX
CIA Class	VFLEX
Dated          [  ], 2019
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212
(877) 779-1999
This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of The Relative Value Fund (the “Fund”) dated          [  ], 2019 as it may be further amended or supplemented from time to time. A copy of the Prospectus may be obtained without charge by contacting the Fund at the telephone number or address set forth above.
This SAI is not an offer to sell shares of beneficial interest (“Shares”) of the Fund and is not soliciting an offer to buy Shares in any state where the offer or sale is not permitted.
Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.
Shares are distributed by Foreside Fund Services, LLC (“Distributor”) to institutions and financial intermediaries who may distribute Shares to clients and customers (including affiliates and correspondents) of the Fund’s investment adviser, and to clients and customers of other organizations. The Fund’s Prospectus, which is dated          [  ], 2019 provides basic information investors should know before investing. This SAI is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus.

i

INVESTMENT POLICIES AND PRACTICES
The investment objective of the Fund, as well as the principal investment strategies of the Fund and the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.
FUNDAMENTAL POLICIES
The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. At the present time the Shares are the only outstanding voting securities of the Fund. As defined by the Investment Company Act of 1940, as amended (the “Investment Company Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Shareholders of the Fund, duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. No other policy is a fundamental policy of the Fund, except as expressly stated. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action. The Fund may not:
(1)
Issue any senior security, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the Securities and Exchange Commission (the “SEC”) or any other applicable authority.

(2)
Borrow money, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority. This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

(3)
Underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

(4)
Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the Investment Company Act. This investment restriction does not apply to loans to affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

(5)
Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, including, without limitation, mortgage-related securities, or that are issued by companies or partnerships that invest or deal in real estate or real estate investment trusts, and may hold and dispose of real estate acquired by the Fund as a result of the ownership of securities or other permitted investments.

(6)
Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the Investment Company Act.

(7)
Invest 25% or more of the value of its total assets in the securities of issuers that the Fund’s investment advisor determines are engaged in any single industry, except that U.S. government securities and repurchase agreements collateralized by U.S. government securities may be purchased without limitation.

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With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.
In addition to the above, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at per-class net asset value (“NAV”) per share less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the close of business on the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.
THE FUND MAY CHANGE ITS INVESTMENT OBJECTIVE, POLICIES, RESTRICTIONS, STRATEGIES, AND TECHNIQUES.
Except as otherwise indicated, the Fund may change its investment objectives and any of its policies, restrictions, strategies, and techniques without Shareholder approval. The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board of Trustees of the Fund (the “Board”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares.
ADDITIONAL INFORMATION ON
INVESTMENT TECHNIQUES OF THE FUND AND RELATED RISKS
As discussed in the Prospectus, the Fund pursues its investment objective by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund uses a “multi-manager” approach whereby the Fund’s assets are allocated to one or more sub-advisers (each a “Sub-Adviser” and together, the “Sub-Advisers”), in percentages determined at the discretion of the Adviser. This section provides additional information about various types of investments and investment techniques that may be employed by the Fund directly or indirectly through its investment in closed-end and open-end registered investment companies, private investment funds and other investment vehicles, that invest or trade in the following investments (collectively, “Investment Funds”) and their related risks. Any decision to invest in the Fund should take into account that the Fund’s investments will be subject to related risks, which can be substantial.
Real Estate Investment Trusts
The Fund may invest in publicly and privately traded real estate investment trusts (“REITs”). REITs are pooled investment vehicles that invest primarily in real estate or real estate related loans. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Because investments in mortgage-related securities are interest sensitive, the ability of the issuer to reinvest or to reinvest favorably in underlying mortgages may be limited by government regulation or tax policy. For example, action by the Board of Governors of the Federal Reserve System to limit the growth of the nation’s money supply may cause interest rates to rise and thereby reduce the volume of new residential mortgages. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantees and/or insurance, there is no assurance that private guarantors or insurers will be able to meet their obligation. REITs (especially mortgage REITs) are also subject to interest rate risks. When interest rates decline, the value of a REIT’s investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT’s investment in fixed rate obligations can be expected to decline. In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT’s investments in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.
The REIT investments of the Fund may often not provide complete tax information to the Fund until after the calendar year-end. Consequently, because of the delay, it may be necessary for the Fund to request permission to extend the deadline for issuance of Forms 1099-DIV beyond January 31. Also, under current provisions of the Internal Revenue Code, as amended, distributions attributable to operating income of REITs in which the Fund invests are not eligible for favorable tax treatment as long-term capital gains and will be taxable to you as ordinary income.
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Equity Securities
The investment portfolio of the Fund will include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.
The Fund may invest in equity securities without restriction. These investments may include securities of companies with small- to medium-sized market capitalizations, including micro-cap companies and growth stage companies. The securities of certain companies, particularly smaller-capitalization companies, involve higher risks in some respects than do investments in securities of larger companies. For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks, and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, “blue-chip” companies. In addition, due to thin trading in the securities of some small-capitalization companies, an investment in those companies may be deemed illiquid.
Fixed-Income Securities
The Fund may invest in fixed-income securities. The Fund will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive, and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.
The Fund may invest in both investment grade and non-investment grade debt securities (commonly referred to as “junk bonds”). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by the Investment Manager or a Sub-Adviser to be of comparable quality.
Non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.
Non-U.S. Securities
The Fund may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which the Fund may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S.
The Fund is not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, the Fund may enter into
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forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Fund to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Fund’s existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Fund’s non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Fund’s investment objective, such as when the Investment Manager or a Sub-Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund’s investment portfolio.
ADRs involve substantially the same risks as investing directly in securities of non-U.S. issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that show evidence of underlying securities issued by a non-U.S. corporation. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers.
Money Market Instruments
The Fund may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as the Investment Manager or a Sub-Adviser deems appropriate under the circumstances. The Fund also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation and repurchase agreements.
Special Investment Techniques
The Fund may use a variety of special investment techniques as more fully discussed below to hedge a portion of the Fund’s investment portfolio against various risks or other factors that generally affect the values of securities. The Fund may also use these techniques for non-hedging purposes in pursuing its investment objective. These techniques may involve the use of derivative transactions. The techniques the Fund may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that the Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that the Fund may suffer losses as a result of its hedging activities.
Derivatives
Derivatives are securities and other instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by the Fund in the future that cannot be determined at this time or until such instruments are developed or invested in by the Fund. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, and the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.
Options and Futures
The Investment Manager or a Sub-Adviser may utilize options and futures contracts. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly
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with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, the Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. Such transactions may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Fund may include options on baskets of specific securities. The Fund may utilize European-style or American-style options. European-style options are only exercisable at their expiration. American-style options are exercisable at any time prior to the expiration date of the option.
The Investment Manager or a Sub-Adviser may purchase call and put options on specific securities, on indices, on currencies or on futures, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price. A covered call option is a call option with respect to which the Fund owns the underlying security. The sale of such an option exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund’s books. The sale of such an option exposes the seller during the term of the option to a continuing decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.
The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund would ordinarily effect a similar “closing sale transaction,” which involves liquidating a position by selling the option previously purchased, although the Fund could exercise the option should the Investment Manager or a Sub-Adviser deem it advantageous to do so.
The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.
Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.
Successful use of futures also is subject to the Investment Manager’s and Sub-Advisers’ ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
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The Fund may purchase and sell stock index futures contracts. A stock index future obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.
The Fund may purchase and sell interest rate futures contracts. A contract for interest rate futures represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.
The Fund may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.
The Fund currently intends to limit investments in commodity futures, commodity options contracts and swaps to below the de minimis thresholds adopted by the Commodity Futures Trading Commission (“CFTC”) in its 2012 amendments to Rule 4.5 (see below for a description of these thresholds). For this reason, the Investment Manager and Sub-Advisers are not required to register as “commodity pool operators” (“CPO”) under the Commodity Exchange Act with respect to the Fund at this time.
With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations to claim an exemption from being considered a “commodity pool” and having the investment adviser register as a CPO: (i) the aggregate initial margin and premiums required to establish an investment company’s positions in such investments may not exceed five percent (5%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (ii), the aggregate net notional value of such instruments, determined at the time of the most recent position established, may not exceed one hundred percent (100%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that the Investment Manager or a Sub-Adviser is required to register as a CPO with respect to the Fund, the disclosure and operations of the Fund must comply with all applicable CFTC regulations.
Options on Securities Indexes
The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by the Fund of options on stock indexes will be subject to the Investment Manager’s and Sub-Advisers’ ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.
Warrants and Rights
Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities.
Swap Agreements
The Fund may enter into equity, interest rate, index, total return and currency rate swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered
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desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.
Most swap agreements entered into by the Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, the Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it contractually is entitled to receive.
The Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Fund does not currently intend to use swaps or other derivatives in this manner.
When-Issued, Delayed Delivery and Forward Commitment Securities
To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. After the Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.
Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.
Hedging Transactions
The Fund may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of its portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets
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and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Fund to hedge against a change or event at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While the Fund may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the nonoccurrence of other events being hedged against may result in a poorer overall performance for the Fund than if the Fund had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Investment Manager or a Sub-Adviser may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to additional risk of loss.
Leverage
The Fund may leverage the Fund through (i) borrowings, (ii) swap agreements, options or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. The financing entity or counterparty on any swap, option or other derivative instrument may be any entity or institution which the Investment Manager or a Sub-Adviser determines to be creditworthy.
As a result of this leverage, a relatively small movement in the spread relationship between the securities and commodities interests the Fund indirectly owns and those which it has indirectly sold short may result in substantial losses.
Short Selling
The Fund will engage in short selling. Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows an investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice.
The Fund may also effect short sales “against the box.” These transactions involve selling short securities that are owned (or that the Fund has the right to obtain). When the Fund enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.
OTHER POTENTIAL RISKS AND ADDITIONAL INVESTMENT INFORMATION
Dependence on the Investment Manager
The success of the Fund depends upon the ability of the Investment Manager and Sub-Advisers to develop and implement investment strategies that achieve the investment objective of the Fund. Additionally, the success of the Fund, in part, depends on the ability of investment advisers to the Investment Funds (the “Underlying Managers”) to develop and implement strategies that achieve their own investment objectives. Shareholders will have no right or power to participate in the management or control of the Fund or the Investment Funds and will not have an opportunity to evaluate the specific investments made by the Investment Funds or the Underlying Managers.
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Business and Regulatory Risks
Legal, tax and regulatory developments that may adversely affect the Fund, the Investment Manager or a Sub-Adviser could occur during the term of the Fund. Securities and futures markets are subject to comprehensive statutes, regulations and margin requirements enforced by the SEC, other regulators and self-regulatory organizations and exchanges authorized to take extraordinary actions in the event of market emergencies. The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions. It is impossible to predict what, if any, changes in regulations may occur, but any regulations which restrict the ability of the Fund to trade in securities or the ability of the Fund to employ, or brokers and other counterparties to extend, credit in its trading (as well as other regulatory changes that result) could have a material adverse impact on the Fund’s portfolio.
Reliance on Key Personnel
The Fund’s ability to identify and invest in attractive opportunities is dependent upon the Investment Manager and Sub-Advisers. If one or more key individuals leaves the Investment Manager or a Sub-Adviser, the Investment Manager or Sub-Adviser, as applicable, may not be able to hire qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective.
Multi-Manager Risk
Fund performance is dependent upon the success of the Investment Manager and the Sub-Advisers in implementing the Fund’s investment strategies in pursuit of its investment objective. To a significant extent, the Fund’s performance will depend on the success of the Investment Manager’s methodology in allocating the Fund’s assets to the Sub-Advisers and its oversight of the Sub-Advisers. The Sub-Advisers may underperform the market generally or other sub-advisers that could have been selected for the Fund. The Sub-Advisers’ investment styles may not always be complementary, which could adversely affect the performance of the Fund. Because each Sub-Adviser makes investment decisions independently, it is possible that one or more Sub-Advisers may, at any time, take positions that may be opposite of positions taken by other Sub-Advisers or the Investment Manager. In such cases, the Fund will incur brokerage and other transaction costs with little to no net investment results. The Sub-Advisers also may be competing with one another for similar positions at the same time, which could have the result of increasing a security’s cost. The multi-manager approach could increase the Fund’s portfolio turnover rates, which may result in higher levels of realized capital gains or losses with respect to the Fund’s portfolio securities, and higher broker commissions and other transaction costs. The trading costs and tax consequences associated with portfolio turnover may adversely affect the Fund’s performance.
Compensation Arrangements with the Underlying Managers
Underlying Managers of private Investment Funds may receive compensation based on the performance of their investments. Such compensation arrangements may create an incentive to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect. In addition, because performance-based compensation is calculated on a basis that includes unrealized appreciation of a private Investment Fund’s assets, such performance-based compensation may be greater than if such compensation were based solely on realized gains.
Financial Failure of Intermediaries
There is always the possibility that the institutions, including brokerage firms and banks, with which the Fund does business, or to which securities have been entrusted for custodial purposes, will encounter financial difficulties that may impair their operational capabilities or result in losses to the Fund.
Control Positions
Investment Funds, especially private Investment Funds, may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of
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taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved in a manner adverse to the Investment Funds, the Investment Funds likely would suffer losses on their investments. Additionally, should an Investment Fund obtain such a position, such entity may be required to make filings concerning its holdings with the SEC and it may become subject to other regulatory restrictions that could limit the ability of such Investment Fund to dispose of its holdings at a preferable time and in a preferable manner. Violations of these regulatory requirements could subject the Investment Fund to significant liabilities.
Suspensions of Trading
Each exchange typically has the right to suspend or limit trading in all securities that it lists. Such a suspension could render it impossible for the Fund to liquidate its positions and thereby expose it to losses. In addition, there is no guarantee that non-exchange markets will remain liquid enough for the Fund to close out positions.
Cyber Security Risk
The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Fund, the Investment Manager, Sub-Advisers, financial intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber security breaches may interfere with the processing of Shareholder transactions, impact the Fund’s ability to calculate its net asset value, cause the release of private Shareholder information or confidential business information, impede investment activities, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes.
BOARD OF TRUSTEES AND OFFICERS
The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s Agreement and Declaration of Trust. The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.
The members of the Board (each, a “Trustee”) are not required to contribute to the capital of the Fund or to hold Shares. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”). Any Trustee who is not an Independent Trustee is an interested trustee (“Interested Trustee”). In December 2018, the Board voted to appoint Gary E. Shugrue as an advisory board member. As an advisory board member, Mr. Shugrue attends meetings of the Board and acts as a non-voting participant.
The identity of Trustees of the Board, the advisory board member and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.
The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to the other Trustees of the Fund, and may be removed either by (i) the vote of at least two-thirds of the Trustees of the Fund not subject to the removal vote or (ii) the vote of Shareholders of the Fund holding not less than two-thirds of
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the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Fund’s Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Shareholders of the Fund cease to constitute a majority of the Trustees then serving on the Board.
INDEPENDENT TRUSTEES AND ADVISORY BOARD MEMBER
Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Trustee	Number of Portfolios in Fund Complex Overseen by Trustee
David G. Lee Year of Birth: 1952 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	President and Director, Client Opinions, Inc. (2003 – 2011); Chief Operating Officer, Brandywine Global Investment Management (1998 – 2002).	6
Robert Seyferth Year of Birth: 1952 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Trustee	Since Inception	Chief Procurement Officer/Senior Managing Director, Bear Stearns/JP Morgan Chase (1993 – 2009).	6
Gary E. Shugrue Year of Birth: 1954 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Advisory Board Member	Since December 2018	Managing Director, Veritable LP (2016-Present); Founder/President, Ascendant Capital Partners, LP (2001 – 2015), Trustee, Quaker Investment Trust	6
INTERESTED TRUSTEE AND OFFICERS
Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Trustee or Officer	Number of Portfolios in Fund Complex Overseen by Trustee or Officer
Anthony Fischer* Year of Birth: 1959 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chairman and Trustee	Since Inception	Executive Director — National Sales of UMB Bank for Institutional Banking and Asset Servicing (2018); President of UMB Fund Services (2014 – 2018); Executive Vice President in charge of Business Development, UMB Fund Services (2013 – 2014); Senior Vice President in Business Development, UMB Fund Services (2008 – 2013).	6
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Name, Address and Year of Birth	Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Trustee or Officer	Number of Portfolios in Fund Complex Overseen by Trustee or Officer
Michael Peck Year of Birth: 1980 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	President	Since Inception	President, Co-Chief Investment Officer, and Portfolio Manager, Vivaldi Capital Management, LLC (2012 – present); Portfolio Manager, Coe Capital Management (2010 – 2011).	N/A
Chad Eisenberg Year of Birth: 1982 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Treasurer	Since Inception	Chief Operating Officer, Vivaldi Capital Management LLC (2012 – present); Director, Coe Capital Management LLC (2010 – 2011).	N/A
Perpetua Seidenburg Year of Birth: 1990 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chief Compliance Officer	Since June 5, 2018	Compliance Director, Vigilant Compliance, LLC (an investment management services company) from March 2014 – Present; Auditor, PricewaterhouseCoopers from September 2012 – March 2014.	N/A
Ann Maurer Year of Birth: 1972 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Secretary	Since September 5, 2018	Senior Vice President, Client Services (September 2017 – Present); Vice President, Senior Client Service Manager (January 2013 – September 2017), Assistant Vice President, Client Relations Manager (2002 – January 2013); UMB Fund Services, Inc.	N/A

*
Mr. Fischer is deemed an interested person of the Fund because of his prior affiliation with an affiliate of the Fund’s Administrator.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Investment Manager, the Sub-Advisers, the Fund’s other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee.
Anthony Fischer.   Mr. Fischer has been a Trustee since the Fund’s inception. Mr. Fischer has more than 25 years of experience in the financial services industry.
David G. Lee.   Mr. Lee has been a Trustee since the Fund’s inception. He has more than 25 years of experience in the financial services industry.
Robert Seyferth.   Mr. Seyferth has been a Trustee since the Fund’s inception. Mr. Seyferth has more than 30 years of business and accounting experience.
Specific details regarding each Trustee’s principal occupations during the past five years are included in the table above.
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The Board determined that Mr. Shugrue should serve as an advisory board member because he has more than 30 years of experience in the financial services industry.
Leadership Structure and Oversight Responsibilities
Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Investment Manager to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Investment Manager, Sub-Advisers and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Fund’s Agreement and Declaration of Trust. The Board is currently composed of three members, two of whom are Independent Trustees. The Board will meet in-person at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Trustees will meet with their independent legal counsel in person prior to and during each quarterly in-person board meeting. As described below, the Board has established a Valuation Committee, an Audit Committee and a Nominating Committee, and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.
The Board has appointed Anthony Fischer, an Interested Trustee, to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Investment Manager, Sub-Advisers, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has not appointed a lead independent trustee. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.
The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Investment Manager, Sub-Advisers and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Investment Manager, Sub-Advisers and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Investment Manager, the Sub-Advisers and other service providers has its own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Treasurer and Chief Compliance Officer (“CCO”) and the Investment Manager, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Sub-Advisers and the Fund’s custodian, distributor and administrator. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.
Committees of the Board of Trustees
Audit Committee
The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and
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the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. The Audit Committee held one meeting during the fiscal period ended March 31, 2018.
Nominating Committee
The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund’s Independent Trustees. The Nominating Committee did not hold any meetings during the fiscal period ended March 31, 2018.
Valuation Committee
The Board has formed a Valuation Committee that is responsible for reviewing fair valuations of securities held by the Fund in instances as required by the valuation procedures adopted by the Board and is responsible for carrying out the provisions of its charter. The Valuation Committee currently consists of each of the Fund’s Trustees. The Valuation Committee did not hold any meetings during the fiscal period ended March 31, 2018.
Trustee Ownership of Securities
As of March 31, 2018, none of the Trustees owned Shares of the Fund.
Independent Trustee Ownership of Securities
As of March 31, 2018, none of the Independent Trustees (or their immediate family members) owned securities of the Investment Manager or any Sub-Adviser, or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Investment Manager or any Sub-Adviser.
Trustee Compensation
In consideration of the services rendered by the Independent Trustees, the Fund will pay each Independent Trustee a retainer of  $10,000 per year. Trustees that are interested persons will be compensated by the Fund’s administrator and/or its affiliates and will not be separately compensated by the Fund. Mr. Shugrue does not receive any compensation from the Fund for his services as an advisory board member.
CODES OF ETHICS
The Fund, the Investment Manager and the Sub-Advisers have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund, the Investment Manager and the Sub-Advisers from engaging in deceptive, manipulative, or fraudulent
14

activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.
The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes of ethics are available on the EDGAR database on the SEC’s Internet site at https://www.sec.gov, and may also be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.
INVESTMENT MANAGEMENT AND OTHER SERVICES
The Investment Manager
Vivaldi Asset Management, LLC (the “Investment Manager”), serves as the investment advisor to the Fund. The Investment Manager is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Investment Manager is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Investment Manager provides such services to the Fund pursuant to the Amended and Restated Investment Management Agreement (the “Investment Management Agreement”).
The Investment Management Agreement became effective as of [           ] and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s March 31, 2019 annual report to Shareholders.
Pursuant to the Investment Management Agreement, the Fund pays the Investment Manager a monthly Investment Management Fee equal to 0.50% on an annualized basis of the Fund’s NAV as of each month-end, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Manager for any month, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Manager for that month. The Investment Management Fee will be computed as of the last day of each month, and will be due and payable in arrears within thirty-five (35) business days after the end of the month.
The Investment Manager has entered into an amended and restated expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 1.95% and 0.95% of the average daily net assets of Advisor Class Shares and CIA Class Shares, respectively (the “Expense Limit”). Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 1.95% and 0.95% for the Advisor Class Shares and CIA Class Shares, respectively. For a period not to exceed three years from the date on
15

which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit. The Expense Limitation and Reimbursement Agreement has a term which ends on August 1, 2020. The Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms thereafter. After August 1, 2020, either the Fund or the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement upon 30 days’ written notice.
The Sub-Advisers
Each Sub-Adviser selected by the Investment Manager, subject to Shareholder approval, will be primarily responsible for its investment strategy and the day-to-day management of the Fund’s assets allocated to it by the Investment Manager. Founded in 2000, RiverNorth Capital Management, LLC (“RiverNorth”) is located at 325 N. LaSalle Street, Suite 645, Chicago, Illinois 60654. RiverNorth is registered with the SEC as an investment adviser and manages, as of May 31, 2018, approximately $3.47 billion for individuals and institutions, including limited partnerships, mutual funds and employee benefit plans. Founded in 2009, Angel Oak Capital Advisors, LLC (“Angel Oak”) is located at 3060 Peachtree Road NW, Suite 500, Atlanta, Georgia 30305. Angel Oak is registered with the SEC as an investment adviser and manages, as of May 31, 2018, approximately $8.9 billion for individuals, banking or thrift institutions, investment companies, pooled investment vehicles and charitable organizations.
Pursuant to separate sub-advisory agreements among the Fund, the Investment Manager and each of RiverNorth and Angel Oak, (each, a “Sub-Advisory Agreement”), the Investment Manager will pay RiverNorth a monthly advisory fee with respect to the portion of the Fund’s assets managed by RiverNorth equal to 1.00% of such sub-advised assets’ average daily net assets, and the Investment Manager will pay Angel Oak a monthly advisory fee with respect to the portion of the Fund’s assets managed by Angel Oak equal to 0.80% of such sub-advised assets’ average daily net assets. The Sub-Adviser’s fee is paid by the Investment Manager out of the Investment Manager’s management fee. Each Sub-Advisory Agreement may be terminated without the payment of any penalty by the Investment Manager, the Board, or a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act), upon sixty (60) days’ written notice to the Sub-Adviser.
All fees and expenses are accrued daily and deducted before payment of dividends to investors. Each Sub-Advisory Agreement has been approved by the Board, including a majority of the Independent Trustees, and the initial shareholder of the Fund. Information regarding the Board’s approval of each Sub-Advisory Agreement is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2017.
For the fiscal period ended March 31, 2018, the Fund paid the Advisers management fees (after waivers and reimbursements) and the Advisers waived management fees and reimbursed expenses, as follows:
	Management Fees	Waivers	Reimbursements	Management Fees Paid (After Waivers and Reimbursements)
Investment Manager	99,340	375,201	None	(275,861)
Sub-Adviser	27,176	N/A	N/A	27,176
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The Portfolio Managers
The personnel of the Investment Manager and the Sub-Advisers who will initially have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Managers”) are Michael Peck, Scott Hergott, Brian Murphy, Kyle Mowery, Jeff O’Brien, Daniel Lancz, Patrick Galley, Stephen O’Neill, Sam Dunlap, Berkin Kologlu and Sreeni Prabhu.
Other Accounts Managed by the Portfolio Managers(1)
	Type of Accounts	Total # of Accounts Managed	Total Assets	# of Accounts Managed that Advisory Fee Based on Performance	Total Assets that Advisory Fee Based on Performance
1. Michael Peck	Registered Investment Companies:	0	$0	2	$166,000,000
	Other Pooled Investment Vehicles:	0	$0	0	$0
	Other Accounts:	0	$0	0	$0
2. Scott Hergott	Registered Investment Companies:	0	$0	2	$166,000,000
	Other Pooled Investment Vehicles:	0	$0	0	$0
	Other Accounts:	0	$0	0	$0
3. Brian Murphy	Registered Investment Companies:	0	$0	2	$166,000,000
	Other Pooled Investment Vehicles:	0	$0	0	$0
	Other Accounts:	0	$0	0	$0
4. Kyle Mowery	Registered Investment Companies:	0	$0	3	$212,576,000
	Other Pooled Investment Vehicles:	1	$77,500,000	0	$0
	Other Accounts:	0	$0	0	$0
5. Jeff O’Brien	Registered Investment Companies:	0	$0	3	$622,000,000
	Other Pooled Investment Vehicles:	2	$18,000,000	0	$0
	Other Accounts:	0	$0	0	$0
6. Daniel Lancz	Registered Investment Companies:	0	$0	3	$622,000,000
	Other Pooled Investment Vehicles:	2	$18,000,000	0	$0
	Other Accounts:	0	$0	0	$0
7. Patrick Galley	Registered Investment Companies:	9	$3.1096	0	$0
	Other Pooled Investment Vehicles:	0	$0	3	$320,000,000
	Other Accounts:	0	$0	2	$36,000,000
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	Type of Accounts	Total # of Accounts Managed	Total Assets	# of Accounts Managed that Advisory Fee Based on Performance	Total Assets that Advisory Fee Based on Performance
8. Stephen O’Neill	Registered Investment Companies:	8	$2.7866	0	$0
	Other Pooled Investment Vehicles:	0	$0	2	$287,000,000
	Other Accounts:	0	$0	2	$36,000,000
9. Sam Dunlap	Registered Investment Companies:	2	$6,801,632,838	0	$0
	Other Pooled Investment Vehicles:	2	$1,004,098,971	1	$135,935,497
	Other Accounts:	7	$378,506,861	0	$0
10. Berkin Kologlu	Registered Investment Companies:	5	$6,878,885,482	0	$0
	Other Pooled Investment Vehicles:	2	$1,004,098,971	1	$135,935,497
	Other Accounts:	5	$373,126,301	0	$0
11. Sreeni Prabhu	Registered Investment Companies:	7	$7,066,366,830	0	$0
	Other Pooled Investment Vehicles:	3	$1,321,655,238	2	$453,491,764
	Other Accounts:	0	$0	0	$0

(1)
As of May 31, 2018.

Conflicts of Interest
The Investment Manager, Sub-Advisers and Portfolio Managers may manage multiple funds and/or other accounts, and as a result may be presented with one or more of the following actual or potential conflicts:
The management of multiple funds and/or other accounts may result in the Investment Manager, a Sub-Adviser or Portfolio Manager devoting unequal time and attention to the management of each fund and/or other account. The Investment Manager seeks to manage such competing interests for the time and attention of a Portfolio Manager by having the Portfolio Manager focus on a particular investment discipline. Most other accounts managed by a Portfolio Manager are managed using the same investment models that are used in connection with the management of the Fund.
If the Investment Manager, a Sub-Adviser or Portfolio Manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, a fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Investment Manager and Sub-Advisers have adopted procedures for allocating portfolio transactions across multiple accounts.
The Investment Manager and Sub-Advisers have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.
Compensation of the Portfolio Managers
Total compensation paid to Messrs. Peck, Hergott, Murphy, Mowery, O’Brien and Lancz includes a base salary fixed from year to year and a variable performance bonus consisting of cash incentives.
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The amounts paid to the Portfolio Managers are based on a percentage of the fees earned by the Investment Manager from managing the Fund and other investment accounts. The performance bonus reflects individual performance and the performance of the Investment Manager’s business as a whole. These individuals will also participate in a 401K program and receive medical/dental insurance benefits on the same basis as other employees of the Investment Manager.
Mr. Galley’s and Mr. O’Neill’s total compensation includes a base salary fixed from year to year and a variable performance bonus consisting of cash incentives. The amounts paid to Mr. Galley and Mr. O’Neill are based on a percentage of the fees earned by RiverNorth from sub-advising the Fund and managing other investment accounts. The performance bonus reflects individual performance of the funds managed by the portfolio managers and the performance of RiverNorth’s business as a whole. Mr. Galley and Mr. O’Neill also participate in a 401K program on the same basis as other officers of RiverNorth.
A competitive base salary and a performance-based bonus (paid in April each year) structure are in place for all asset management team members of Angel Oak. Portfolio managers, analysts, and other associates are paid a competitive base salary and discretionary bonus based on their fiduciary investment responsibilities, performance of the individual and firm. The discretionary bonus structure gives Angel Oak the ability to remain competitive under current market conditions affecting compensation across the industry.
The compensation structure of key investment professionals is structured to incent long-term client retention and client service. Employees are permitted to invest in Angel Oak funds and have the ability to invest in the private funds at NAV without management fees or incentive fees.
Portfolio Managers’ Ownership of Shares
Name of Portfolio Manager:	Dollar Range of Shares Beneficially Owned by Portfolio Manager(1):
Michael Peck	None
Scott Hergott	$10,001 – $50,000
Brian Murphy	$1 – $10,000
Kyle Mowery	None
Jeff O’Brien	None
Daniel Lancz	None
Patrick Galley	None
Stephen O’Neill	None
Sam Dunlap	None
Berkin Kologlu	None
Sreeni Prabhu	None

(1)
As of November 30, 2018.

BROKERAGE
The Fund does not expect to use one particular broker or dealer. It is the Fund’s policy to obtain the best results in connection with effecting its portfolio transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Generally, equity securities are bought and sold through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer’s mark-up or reflect a dealer’s mark-down. Money market securities and other debt securities are usually bought and sold directly from the issuer or an underwriter or market maker for the securities. Generally, the Fund will not pay brokerage commissions for such purchases. When a debt security is bought from an underwriter, the purchase price will usually include an underwriting commission or concession. The
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purchase price for securities bought from dealers serving as market makers will similarly include the dealer’s mark up or reflect a dealer’s mark down. When the Fund executes transactions in the over-the-counter market, it will generally deal with primary market makers unless prices that are more favorable are otherwise obtainable.
In addition, the Investment Manager or a Sub-Adviser may place a combined order for two or more accounts it manages, including the Fund, that are engaged in the purchase or sale of the same security if, in its judgment, joint execution is in the best interest of each participant and will result in best price and execution. Transactions involving commingled orders are allocated in a manner deemed equitable to each account or fund. Although it is recognized that, in some cases, the joint execution of orders could adversely affect the price or volume of the security that a particular account or the Fund may obtain, it is the opinion of the Investment Manager that the advantages of combined orders outweigh the possible disadvantages of separate transactions. The Investment Manager believes that the ability of the Fund to participate in higher volume transactions will generally be beneficial to the Fund.
The Investment Manager or a Sub-Adviser may pay a higher commission than otherwise obtainable from other brokers in return for brokerage or research services only if a good faith determination is made that the commission is reasonable in relation to the services provided.
While it is the Fund’s general policy to seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Fund, weight is also given to the ability of a broker-dealer to furnish brokerage and research services as defined in Section 28(e) of the Securities Exchange Act of 1934, as amended, to the Fund or to the Investment Manager or a Sub-Adviser, even if the specific services are not directly useful to the Fund and may be useful to the Investment Manager or the Sub-Adviser in advising other clients. When one or more brokers is believed capable of providing the best combination of price and execution, the Investment Manager or a Sub-Adviser may select a broker based upon brokerage or research services provided to the Investment Manager or the Sub-Adviser. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Fund may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Investment Manager or a Sub-Adviser to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer. The standard of reasonableness is to be measured in light of the Investment Manager’s or a Sub-Adviser’s overall responsibilities to the Fund.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL
Grant Thornton LLP of 171 N. Clark Street, Suite 200, Chicago, Illinois 60601-3370, has been selected as the independent registered public accountant for the Fund and in such capacity will audit the Fund’s annual financial statements and financial highlights.
Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Trustees.
CUSTODIAN
UMB Bank, N.A. (the “Custodian”), serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the Investment Company Act. Assets of the Fund are not held by the Investment Manager or the Sub-Advisers, or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, MO 64106. The Custodian is an affiliate of UMB Fund Services, Inc., which serves as the Fund’s administrator.
DISTRIBUTOR
Foreside Fund Services, LLC, (the “Distributor”) is the distributor of Shares and is located at Three Canal Plaza, Suite 100, Portland, Maine 04101. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. Pursuant to the Distribution Agreement, the
20

Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor continually distributes Shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Shares. The Distributor and its officers have no role in determining the investment policies of the Fund.
PROXY VOTING POLICIES AND PROCEDURES
The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Investment Manager and the Sub-Advisers. The Investment Manager and Sub-Advisers will each vote such proxies in accordance with its respective proxy policies and procedures. Copies of the Investment Manager’s, RiverNorth’s and Angel Oak’s proxy policies and procedures are included as Appendix A to this SAI. The Board will periodically review the Fund’s proxy voting record.
The Fund will be required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at 1.877.779.1999 or (ii) by visiting the SEC’s website at www.sec.gov.
The majority of securities traded by Angel Oak do not involve proxy voting. In the event a proxy is received, Angel Oak will vote all proxies in the best interests of advisory clients and has established procedures to identify and resolve any conflicts of interest of the adviser and client. Unless instructed differently by the client, Angel Oak will generally vote in favor of routine corporate proposals such as election of directors or selection of auditors. Angel Oak will generally vote against proposals such as those that cause board members to become entrenched or cause unequal voting rights. In reviewing proposals, Angel Oak will consider the opinion of management and the effect on shareholder value and the issuer’s business practices. If a material conflict of interest exists, Angel Oak will disclose the conflict to the affected client to give the client an opportunity to vote the proxies themselves, or to vote through other objective means such as voting in a manner consistent with an independent third party voting recommendation.
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
As of May 31, 2018, there were no record or beneficial owners of 5% or more of the Fund or any Share class.
FINANCIAL STATEMENTS
Appendix B to this SAI provides financial information regarding the Fund. The Fund’s financial statements for the fiscal year ended March 31, 2018 have been audited by Grant Thornton LLP. The financial statements for the semi-annual period ended September 30, 2018 have not been audited.
21

APPENDIX A — PROXY VOTING POLICIES AND PROCEDURES
Vivaldi Asset Management, LLC
PROXY POLICY AND PROCEDURE
JANUARY 2018
INTRODUCTION
Vivaldi Asset Management, LLC (“Vivaldi”) acts as either the advisor or sub-advisor to a number of registered investment companies (the “Funds”). In accord with Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended, Vivaldi has adopted the following policies and procedures to provide information on Vivaldi’s proxy policy generally as well as on procedures for each of the Funds specifically (the “Proxy Policy and Procedure”). These policies and procedures apply only to Vivaldi. Investment managers engaged as sub-advisors for one of the Funds are required to vote proxies in accord with their own policies and procedures and any applicable management agreements.
GENERAL GUIDELINES
Vivaldi’s Proxy Policy and Procedure is designed to ensure that proxies are voted in a manner (i) reasonably believed to be in the best interests of the Funds and their shareholders1 and (ii) not affected by any material conflict of interest. Vivaldi considers shareholders’ best economic interests over the long term (i.e. addresses the common interest of all shareholders over time). Although shareholders may have differing political or social interests or values, their economic interest is generally uniform.
Vivaldi has adopted voting guidelines to assist in making voting decisions on common issues. The guidelines are designed to address those securities in which the Funds generally invest and may be revised in Vivaldi’s discretion. Any non-routine matters not addressed by the proxy voting guidelines are addressed on a case-by-case basis, taking into account all relevant facts and circumstances at the time of the vote, particularly where such matters have a potential for major economic impact on the issuer’s structure or operations. In making voting determinations, Vivaldi typically will rely on the individual portfolio managers who invest in and track particular companies as they are the most knowledgeable about, and best suited to make decisions regarding, particular proxy matters. In addition, Vivaldi may conduct research internally and/or use the resources of an independent research consultant. Vivaldi may also consider other materials such as studies of corporate governance and/or analyses of shareholder and management proposals by a certain sector of companies and may engage in dialogue with an issuer’s management.
Vivaldi acknowledges its responsibility to identify material conflicts of interest related to voting proxies. Vivaldi’s employees are required to disclose to the Chief Compliance Officer any personal conflicts, such as officer or director positions held by them, their spouses or close relatives, in any publicly traded company. Conflicts based on business relationships with Vivaldi, any affiliate or any person associated with Vivaldi will be considered only to the extent that Vivaldi has actual knowledge of such relationships. Vivaldi then takes appropriate steps to address identified conflicts. Typically, in those instances when a proxy vote may present a conflict between the interests of the Fund, on the one hand, and Vivaldi’s interests or the interests of a person affiliated with Vivaldi on the other, Vivaldi will abstain from making a voting decision and will document the decision and reasoning for doing so.
In some cases, the cost of voting a proxy may outweigh the expected benefits. For example, casting a vote on a foreign security may involve additional costs such as hiring a translator or traveling to the foreign country to vote the security in person. Vivaldi may abstain from voting a proxy if the effect on shareholders’ economic interests or the value of the portfolio holding is indeterminable or insignificant.
In certain cases, securities on loan as part of a securities lending program may not be voted. Nothing in the proxy voting policies shall obligate Vivaldi to exercise voting rights with respect to a portfolio security if it is prohibited by the terms of the security or by applicable law or otherwise.

1
Actions taken in accord with the best interests of the Funds and their shareholders are those which align most closely with the Funds’ stated investment objectives and strategies.

Vivaldi will not discuss with members of the public how they intend to vote on any particular proxy proposal.
SPECIAL CONSIDERATIONS
The Funds are subject to the restrictions of Sections 12(d)(1)(A) and (B) of the Investment Company Act of 1940. Generally, these provisions require that any fund and any entity controlled by that fund (including ETFs that are registered investment companies), in the aggregate, (i) may not own more than three percent (3%) of the total outstanding voting securities of any registered open-end or closed-end investment company, including money market funds; (ii) may not own an amount greater than 5% of the fund’s total assets in the securities of any investment company; and (iii) may invest more than 10% of its total assets in the securities of other investment companies.2 Section 12(d)(1)(F) of the Act provides that the Section 12(d)(1) limitations do not apply to the securities acquired by a fund if  (i) immediately after the purchase or acquisition of not more than 3% of the total outstanding stock of such registered investment company is owned by the fund and all affiliated persons of the fund, and (ii) the fund is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than one and a half percent (1.5%). In the event that one of Funds relies upon Section 12(d)(1)(F), VAM, acting on behalf of the Fund, will, when voting with respect to any investment company owned by the Fund, comply with either of the following voting restrictions:
Seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or
Vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.
ISS PROXYEDGE
Vivalidi has entered into a contractual relationship with Institutional Shareholder Services Inc. (“ISS”) through which ISS provides certain proxy management services to Vivaldi’s portfolio management teams. Specifically, ISS (i) provides access to the ISS ProxyExchange web-based voting and research platform to access vote recommendations, research reports, execute vote instructions and run reports relevant to Subscriber’s proxy voting environment; (ii) implements and maps Vivaldi’s designated proxy voting policies to applicable accounts and generates vote recommendations based on the application of such policies; and (iii) monitors Vivaldi’s incoming ballots, performs ballot-to-account reconciliations with Vivaldi and its third party providers to help ensure that ISS is receiving all ballots for which Vivaldi has voting rights.
ISS provides two options for how proxy ballots are executed:
1.
Implied Consent: ISS executes ballots on Vivaldi’s behalf based on policy guidelines chosen at the time Vivaldi entered into the relationship with ISS.

2.
Mandatory Signoff: ISS is not permitted to mark or process any ballot on Vivaldi’s behalf without first receiving Vivaldi’s specific voting instructions via ProxyExchange.

Vivaldi has opted for Option 1. Implied Consent and in so doing has chosen to allow ISS to vote proxies on its behalf  “with management’s recommendations.” Vivaldi has the option however to change its vote from the “with management’s recommendations” default at any point prior to the voting deadline if the portfolio managers following the subject company determine it is in the best interests of the Funds and their shareholders to do so. In those instances when the subject company’s management has not provided a voting recommendation, Vivaldi will either vote based on its own determination of what would align most closely with the best interests of the Funds and their shareholders or will opt to allow ISS to submit an “abstain” vote on its behalf. In addition, in those limited instances when share blocking3 may apply, Vivaldi has instructed ISS not to cast a vote on Vivaldi’s behalf unless Vivaldi provides specific instructions via ProxyExchange.

2
The three percent (3%) limit is measured at the time of investment.

3
Proxy voting in certain countries requires share blocking. Shareholders wishing to vote their proxies must deposit their shares shortly before the meeting date with a designated depositary. During this blocking period, any shares held by the designated depositary cannot be sold until the meeting has taken place and the shares have been returned to Vivaldi’s custodian banks. Vivaldi generally opts not to participate in share blocking proxies given these restrictions on their ability to trade.

FUND-SPECIFIC POLICIES AND PROCEDURES
Infinity Core Alternative Fund (“ICAF”)
ICAF is a “fund of funds” that invests primarily in general or limited partnerships, funds, corporations, trusts or other investment vehicles (collectively, “Investment Funds”). While it is unlikely that ICAF will receive notices or proxies from Investment Funds (or in connection with any other portfolio securities), to the extent that ICAF does receive such notices or proxies and ICAF has voting interests in such Investment Funds, the responsibility for decisions regarding proxy voting for securities held by ICAF lies with Vivaldi as ICAF’s advisor. Vivaldi will vote such proxies in accordance with the proxy policies and procedures noted above.
ICAF will be required to file Form N-PX with its complete proxy voting record for the twelve months ended June 30th, no later than August 31st of each year. The Fund’s Form N PX filing will be available: (i) without charge, upon request, by calling 1.877.779.1999 or (ii) by visiting the SEC’s website at www.sec.gov.
Al l Other Funds
With the exception of the Vivaldi Merger Arbitrage Fund, the Funds for which Vivaldi is presently either an advisor or a sub-advisor are managed by multiple internal and external portfolio management teams. As is noted above, the policies and procedures outlined within this Proxy Policy and Procedure apply to those securities being held in that portion of the Funds’ portfolios managed by a Vivaldi portfolio manager only.
Each Fund will be required to file Form N-PX annually, with its complete proxy voting record for the twelve months immediately prior to the Fund’s year-end, no later than sixty (60) days following the Fund’s year-end. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, from the Fund’s administrator or (ii) by visiting the SEC’s website at www.sec.gov.

APPENDIX B — FINANCIAL STATEMENTS
THE RELATIVE VALUE FUND
(A Delaware Statutory Trust)
Financial Statements
For the period from June 12, 2017 (commencement of operations) to March 31, 2018

THE RELATIVE VALUE FUND

(A Delaware Statutory Trust)
For the period from June 12, 2017 (commencement of operations) to March 31, 2018

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370
T +1 312 856 0200
F +1 312 565 4719
grantthornton.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Trustees and Shareholders
The Relative Value Fund
Opinion on the financial statements
We have audited the accompanying statement of assets and liabilities of The Relative Value Fund (the Fund), including the schedule of investments, as of March 31, 2018, the related statements of operations, changes in net assets, cash flows, and financial highlights for the period from June 12, 2017 (commencement of operations) to March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of March 31, 2018, and the results of its operations, its cash flows and its financial highlights for the period from June 12, 2017 (commencement of operations) to March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of securities owned as of March 31, 2018, by correspondence with the custodians and brokers, or by other appropriate auditing procedures where replies from brokers were not received. We believe that our audit provides a reasonable basis for our opinion.
/s/ GRANT THORNTON LLP
We have served as the Fund’s auditor since 2017.
Chicago, Illinois
May 30, 2018

The Relative Value Fund

SCHEDULE OF INVESTMENTS

As of March 31, 2018
Number of Shares		Value
	Closed-End Funds – 25.3%
254	Aberdeen Chile Fund, Inc.	$2,295
204	Aberdeen Indonesia Fund, Inc.	1,487
3,520	Advent Claymore Convertible Securities and Income Fund1	53,082
4,804	Advent Claymore Enhanced Growth & Income Fund1	38,048
8,479	AllianzGI Convertible & Income 2024 Target	78,261
5,126	AllianzGI NFJ Dividend Interest & Premium Strategy Fund	65,100
19,735	Alpine Total Dynamic Dividend Fund1	176,431
3,318	American Capital Senior Floating Ltd.	36,996
6,352	BrandyWineGLOBAL Global Income Opportunities Fund, Inc.	81,877
2,960	Clough Global Equity Fund1	38,924
18,330	Clough Global Opportunities Fund1	196,131
14	Cornerstone Strategic Value Fund, Inc.	211
1,169	Corporate Capital Trust, Inc.	19,756
11,728	Delaware Enhanced Global Dividend & Income Fund1	135,693
8,386	Delaware Investments Dividend & Income Fund, Inc.	88,472
5,747	Eagle Growth & Income Opportunities Fund	86,262
1,830	Eaton Vance Floating-Rate 2022 Target Term Trust	17,056
10,338	First Trust Senior Floating Rate 2022 Target Term Fund	96,764
1,502	FS Investment Corp.	10,889
2,710	Gabelli Equity Trust, Inc.	16,585
13,013	Garrison Capital, Inc.1	105,665
11,039	Highland Floating Rate Opportunities Fund1	176,514
9,187	Invesco High Income Trust II	127,424
14,290	Invesco Senior Income Trust	62,876
5,464	Kayne Anderson MLP Investment Co.	89,992
2,890	Lazard World Dividend & Income Fund, Inc.	33,235
3,538	Liberty All Star Equity Fund1	21,688
8,507	Madison Covered Call & Equity Strategy Fund	61,761
603	Madison Strategic Sector Premium Fund	6,778
11,694	Managed Duration Investment Grade Municipal Fund1	159,038
7,059	Morgan Stanley Emerging Markets Debt Fund, Inc.	66,284
3,545	Morgan Stanley Emerging Markets Fund, Inc.	64,023
266	Morgan Stanley Income Securities, Inc.	5,009
3,830	NexPoint Strategic Opportunities Fund1	88,013
4,888	Nuveen Credit Strategies Income Fund	38,811
2,543	Nuveen Emerging Markets Debt 2022 Target Term Fund	22,862
1,512	Nuveen Intermediate Duration Quality Municipal Term Fund	18,991
1,112	Nuveen Mortgage Opportunity Term Fund	26,410
5,662	Nuveen Mortgage Opportunity Term Fund 21	127,678
3,037	PIMCO High Income Fund1	23,020
13,338	Prudential Global Short Duration High Yield Fund, Inc.1	185,131

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of March 31, 2018

Number of Shares		Value
	Closed-End Funds (Continued)
1,118	Prudential Short Duration High Yield Fund, Inc.	$15,797
2,652	Reaves Utility Income Fund	74,866
1,605	Special Opportunities Fund, Inc.	23,738
13,476	Templeton Emerging Markets Income Fund1	152,279
227	Tortoise Energy Infrastructure Corp.	5,682
8,096	Virtus Total Return Fund, Inc.	90,837
4,760	Voya Prime Rate Trust	24,800
2,256	Western Asset Global High Income Fund, Inc.1	21,229
2,484	Western Asset/Claymore Inflation-Linked Opportunities & Income Fund	28,119
	Total Closed-End Funds (Cost $3,231,889)	3,188,870
	Common Stocks – 61.9%
	Communications – 6.9%
29,587	Houghton Mifflin Harcourt Co.*,1	205,630
10,885	IMAX Corp.*,1,2	208,992
8,225	Liberty Latin America Ltd.*,1,2	159,976
2,812	Nexstar Media Group, Inc. - Class A1	186,998
1,000	Walt Disney Co.	100,440
		862,036
	Consumer Discretionary – 4.9%
7,571	BlueLinx Holdings, Inc.*,1	246,739
14,625	Potbelly Corp.*,1	176,231
53,640	Restaurant Group PLC	190,991
		613,961
	Consumer Staples – 7.8%
10,151	Blue Buffalo Pet Products, Inc.*	404,111
11,481	Darling Ingredients, Inc.*,1	198,621
1,712	Dr. Pepper Snapple Group, Inc.1	202,667
15,136	Primo Water Corp.*	177,243
		982,642
	Energy – 1.7%
98	Archrock Partners LP	1,198
7,173	Green Plains, Inc.	120,506
2,082	RSP Permian, Inc.*	97,604
		219,308
	Financials – 13.2%
2,273	American International Group, Inc.1	123,697
500	Atlantic Acquisition Corp.*	4,960
3,185	Atlantic Coast Financial Corp.*,1	32,805

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of March 31, 2018

Number of Shares		Value
	Common Stocks (Continued)
	Financials (Continued)
1,070	Berkshire Hathaway, Inc.*,1	$213,444
1,246	Big Rock Partners Acquisition Corp.*	12,871
849	Black Ridge Acquisition Corp.*	8,227
6,604	Blackhawk Network Holdings, Inc. - Class A*,1	295,199
1,386	CM Seven Star Acquisition Corp.*,2	13,500
265	Constellation Alpha Capital Corp.*,2	2,615
462	Draper Oakwood Technology Acquisition, Inc. - Class A*	4,569
2,044	Haymaker Acquisition Corp.*	20,338
500	Hennessy Capital Acquisition Corp. III*	4,950
490	Industrea Acquisition Corp. - Class A*	4,807
1,038	Legacy Acquisition Corp.*	10,328
2,375	Leisure Acquisition Corp.*	23,441
7,788	Luther Burbank Corp.	93,534
3,004	One Madison Corp.*,2	30,040
572	Osprey Energy Acquisition Corp. - Class A*	5,503
1,142	Pensare Acquisition Corp.*	11,100
17,976	Resource Capital Corp.1	170,952
1,902	Royce Micro-Cap Trust, Inc.	17,803
3,428	Validus Holdings Ltd.1,2	231,218
5,983	XL Group Ltd.1,2	330,620
		1,666,521
	Industrials – 3.3%
4,468	General Cable Corp.1	132,253
3,501	Houston Wire & Cable Co.*	25,645
1,059	Layne Christensen Co.*,1	15,800
13,244	Luxfer Holdings PLC1,2	169,523
518	Orbital ATK, Inc.1	68,692
		411,913
	Materials – 0.7%
2,471	KapStone Paper and Packaging Corp.1	84,780
	Technology – 22.9%
5,951	Callidus Software, Inc.*,1	213,938
757	Cavium, Inc.*	60,091
9,386	CSRA, Inc.1	386,985
13,887	Donnelley Financial Solutions, Inc.*,1	238,440
1,901	DST Systems, Inc.1	159,018
4,933	Microsemi Corp.*,1	319,264
1,298	MicroStrategy, Inc. - Class A*,1	167,429
6,690	MuleSoft, Inc. - Class A*	294,226

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of March 31, 2018

Number of Shares		Value
	Common Stocks (Continued)
	Technology (Continued)
7,374	NXP Semiconductors N.V.*,1,2	$862,758
3,418	Super Micro Computer, Inc.*	58,106
23,437	Telenav, Inc.*	126,560
		2,886,815
	Utilities – 0.5%
35,338	Maxim Power Corp.*	67,473
	Total Common Stocks (Cost $7,925,623)	7,795,449
	Preferred Stocks – 2.5%
	Financials – 2.5%
2,000	B. Riley Financial, Inc. 7.250%, 12/31/20273	50,000
1,338	B. Riley Financial, Inc. 7.500%, 10/31/20213	34,467
1,000	B. Riley Financial, Inc. 7.500%, 5/31/20273	25,400
1,144	Capital Southwest Corp. 5.950%, 12/15/20223	29,058
953	KCAP Financial, Inc. 6.125%, 9/30/20223	23,977
802	MVC Capital, Inc. 6.250%, 11/30/20223	20,226
1,554	Oxford Square Capital Corp. 6.500%, 3/30/20243	39,938
433	Stellus Capital Investment Corp. 5.750%, 9/15/20223	10,890
143	THL Credit, Inc. 6.750%, 11/15/20213	3,606
635	THL Credit, Inc. 6.750%, 12/30/20223	16,193
224	Triangle Capital Corp. 6.375%, 3/15/20223	5,638
1,798	Triangle Capital Corp. 6.375%, 12/15/20223	45,256
396	TriplePoint Venture Growth BDC Corp. 5.750%, 7/15/20223	9,908
		314,557
	Total Preferred Stocks (Cost $313,368)	314,557

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of March 31, 2018

Number of Contracts		Value
	Purchased Options Contracts – 0.5%
	Call Options – 0.3%
	NXP Semiconductors N.V.
12	Exercise Price: $120.00, Notional Amount: $144,000, Expiration Date: April 20, 2018	$3,480
30	Exercise Price: $120.00, Notional Amount: $360,000, Expiration Date: July 20, 2018	16,200
	Time Warner, Inc.
40	Exercise Price: $95.00, Notional Amount: $380,000, Expiration Date: July 20, 2018	17,400
	Total Call Options (Cost $47,998)	37,080
	Put Options – 0.2%
	Houghton Mifflin Harcourt Co.
100	Exercise Price: $10.00, Notional Amount: $100,000, Expiration Date: April 20, 2018	31,000
	Time Warner, Inc.
21	Exercise Price: $65.00, Notional Amount: $136,500, Expiration Date: June 15, 2018	462
	Total Put Options (Cost $28,224)	31,462
	Total Purchased Options Contracts (Cost $76,222)	68,542
Number of Shares
	Rights – 0.0%
500	Atlantic Acquisition Corp., Expiration Date: August 8, 2019*	247
425	Black Ridge Acquisition Corp., Expiration Date: July 3, 2019*	128
1,386	CM Seven Star Acquisition Corp., Expiration Date: April 25, 2019*,2	444
265	Constellation Alpha Capital Corp., Expiration Date: March 18, 2019*,2	95
462	Draper Oakwood Technology Acquisition, Inc., Expiration Date: March 13, 2019*	263
1,142	Pensare Acquisition Corp., Expiration Date: January 26, 2019*	514
	Total Rights (Cost $0)	1,691
	Warrants – 0.0%
1,386	Black Ridge Acquisition Corp., Expiration Date: October 25, 2022*	485
693	CM Seven Star Acquisition Corp., Expiration Date: November 16, 2018*2	243
265	Constellation Alpha Capital Corp., Expiration Date: March 23, 2024*2	64
231	Draper Oakwood Technology Acquisition, Inc., Expiration Date: September 30, 2024*	196

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of March 31, 2018

Number of Shares		Value
	Warrants (Continued)
375	Hennessy Capital Acquisition Corp. III, Expiration Date: June 15, 2024*	$311
501	I-AM Capital Acquisition Co., Expiration Date: October 9, 2022*	200
490	Industrea Acquisition Corp., Expiration Date: August 1, 2024*	270
286	Osprey Energy Acquisition Corp., Expiration Date: August 15, 2022*	217
571	Pensare Acquisition Corp., Expiration Date: August 8, 2022*	285
	Total Warrants (Cost $0)	2,271

	Short-Term Investments – 16.3%
2,046,657	Morgan Stanley Institutional Liquidity Fund – Government Portfolio – Institutional Class, 1.56%1	2,046,657
	Total Short-Term Investments (Cost $2,046,657)	2,046,657
	Total Investments – 106.5% (Cost $13,593,759)	13,418,037
	Liabilities in Excess of Other Assets – (6.5)%	(823,479)
	Total Net Assets – 100.0%	$12,594,558
	Securities Sold Short – (18.5)%
	Common Stocks – (17.4)%
	Communications – (1.4)%
(3,300)	Blucora, Inc.*	(81,180)
(1,300)	Tribune Media Co.	(52,663)
(805)	Tucows, Inc.*	(45,080)
		(178,923)
	Consumer Discretionary – (5.2)%
(611)	Boot Barn Holdings, Inc.*	(10,833)
(940)	Canada Goose Holdings, Inc.*,2	(31,415)
(326)	Domino’s Pizza, Inc.	(76,140)
(3,046)	Freshpet, Inc.*	(50,107)
(758)	Healthcare Services Group, Inc.	(32,958)
(100)	Kohl’s Corp.	(6,551)
(1,700)	MarineMax, Inc.*	(33,065)
(1,168)	Matthews International Corp.	(59,101)
(761)	Oxford Industries, Inc.	(56,740)
(398)	PetIQ, Inc. - Class A*	(10,587)
(810)	Restaurant Brands International, Inc.2	(46,105)
(240)	RH*	(22,867)
(441)	Royal Caribbean Cruises Ltd.2	(51,923)
(438)	Ruth’s Hospitality Group, Inc.	(10,709)
(155)	Tesla Motors, Inc.*	(41,250)

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of March 31, 2018

Number of Shares		Value
	Securities Sold Short (Continued)
	Common Stocks (Continued)
	Consumer Discretionary (Continued)
(429)	Wayfair, Inc.*	$(28,970)
(956)	Wingstop, Inc.	(45,152)
(1,300)	Wolverine World Wide, Inc.	(37,570)
		(652,043)
	Consumer Staples – (0.1)%
(300)	United Natural Foods, Inc.*	(12,882)
	Energy – (0.8)%
(137)	Archrock, Inc.	(1,199)
(664)	Concho Resources, Inc.*	(99,819)
		(101,018)
	Financials – (3.1)%
(542)	Ameris Bancorp	(28,672)
(1,300)	Bank of the Ozarks, Inc.	(62,751)
(996)	BofI Holding, Inc.*	(40,368)
(200)	Canadian Imperial Bank of Commerce2	(17,656)
(1,100)	Canadian Western Bank	(28,217)
(743)	Cohen & Steers, Inc.	(30,210)
(1,800)	CubeSmart	(50,760)
(1,507)	Live Oak Bancshares, Inc.	(41,895)
(1,805)	Omega Healthcare Investors, Inc.	(48,807)
(1,465)	Trupanion, Inc.*	(43,789)
		(393,125)
	Health Care – (2.7)%
(887)	AAC Holdings, Inc.*	(10,183)
(700)	Diplomat Pharmacy, Inc.*	(14,105)
(366)	Heska Corp.*	(28,940)
(671)	iRhythm Technologies, Inc.*	(42,239)
(1,900)	Tactile Systems Technology, Inc.*	(60,420)
(2,400)	Teladoc, Inc.*	(96,720)
(1,049)	USANA Health Sciences, Inc.*	(90,109)
		(342,716)
	Industrials – (1.2)%
(2,023)	AAON, Inc.	(78,897)
(760)	Axon Enterprise, Inc.*	(29,876)
(286)	Granite Construction, Inc.	(15,976)
(149)	Mesa Laboratories, Inc.	(22,117)
		(146,866)

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of March 31, 2018

Number of Shares		Value
	Securities Sold Short (Continued)
	Common Stocks (Continued)
	Materials – (0.2)%
(3,302)	AgroFresh Solutions, Inc.*	$(24,270)
	Technology – (2.5)%
(921)	Axcelis Technologies, Inc.*	(22,657)
(100)	HubSpot, Inc.*	(10,830)
(200)	Lumentum Holdings, Inc.*	(12,760)
(2,064)	Marvell Technology Group Ltd.2	(43,344)
(700)	Motorola Solutions, Inc.	(73,710)
(2,958)	Presidio, Inc.*	(46,263)
(473)	salesforce.com, Inc.*	(55,010)
(1,200)	Tabula Rasa HealthCare, Inc.*	(46,560)
		(311,134)
	Utilities – (0.2)%
(2,055)	Spark Energy, Inc. - Class A	(24,352)
	Total Common Stocks (Proceeds $2,127,635)	(2,187,329)
	Exchange-Traded Funds – (1.1)%
(1,400)	SPDR Bloomberg Barclays High Yield Bond ETF	(50,190)
(317)	SPDR S&P500 ETF Trust	(83,418)
	Total Exchange-Traded Funds (Proceeds $136,284)	(133,608)
	Total Securities Sold Short (Proceeds $2,263,919)	$(2,320,937)

Number of Contracts
	WRITTEN Options Contracts – (0.3)%
	Call Options – (0.1)%
	Blackhawk Network Holdings, Inc. – Class A
(1)	Exercise Price: $45.00, Notional Amount: $(4,500), Expiration Date: June 15, 2018	(25)
	NXP Semiconductors N.V.
(12)	Exercise Price: $125.00, Notional Amount: $(150,000), Expiration Date: April 20, 2018	(960)
(30)	Exercise Price: $125.00, Notional Amount: $(375,000), Expiration Date: July 20, 2018	(9,000)
	Time Warner, Inc.
(40)	Exercise Price: $105.00, Notional Amount: $(420,000), Expiration Date: July 20, 2018	(4,080)
	Total Call Options (Proceeds $14,957)	(14,065)

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of March 31, 2018

Number of Contracts		Value
	WRITTEN Options Contracts (Continued)
	Put Options – (0.2)%
	Darling Ingredients, Inc.
(50)	Exercise Price: $18.00, Notional Amount: $(90,000), Expiration Date: April 20, 2018	$(4,500)
	NXP Semiconductors N.V.
(12)	Exercise Price: $105.00, Notional Amount: $(126,000), Expiration Date: April 20, 2018	(1,980)
(30)	Exercise Price: $110.00, Notional Amount: $(330,000), Expiration Date: July 20, 2018	(16,500)
	Time Warner, Inc.
(21)	Exercise Price: $75.00, Notional Amount: $(157,500), Expiration Date: July 20, 2018	(525)
(19)	Exercise Price: $87.50, Notional Amount: $(166,250), Expiration Date: July 20, 2018	(4,228)
	Total Put Options (Proceeds $17,446)	(27,733)
	Total written Options Contracts (Proceeds $32,403)	$(41,798)

ETF – Exchange-Traded Fund
LP – Limited Partnership
PLC – Public Limited Company
* Non-income producing security.
1 All or a portion of this security is segregated as collateral for securities sold short. Aggregate value of segregated securities is $3,658,514.
2 Foreign security denominated in U.S. Dollars.
3 Callable.
See accompanying Notes to Financial Statements.

The Relative Value Fund
SUMMARY OF INVESTMENTS
As of March 31, 2018

Security Type/Sector	Percent of Total Net Assets
Closed-End Funds	25.3%
Common Stocks
Technology	22.9%
Financials	13.2%
Consumer Staples	7.8%
Communications	6.9%
Consumer Discretionary	4.9%
Industrials	3.3%
Energy	1.7%
Materials	0.7%
Utilities	0.5%
Total Common Stocks	61.9%
Preferred Stocks
Financials	2.5%
Total Preferred Stocks	2.5%
Purchased Options Contracts
Call Options	0.3%
Put Options	0.2%
Total Purchased Options Contracts	0.5%
Rights	0.0%
Warrants	0.0%
Short-Term Investments	16.3%
Total Investments	106.5%
Liabilities in Excess of Other Assets	(6.5)%
Total Net Assets	100.0%

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Assets and Liabilities

As of March 31, 2018
Assets:
Investments, at fair value (cost $13,517,537)	$13,349,495
Purchased options contracts, at fair value (cost $76,222)	68,542
Foreign currency, at fair value (cost $23,678)	24,985
Cash	3,105
Cash deposited with brokers for securities sold short	2,394,488
Receivables:
Investment securities sold	274,096
Dividends and interest	17,304
Due from Advisor	50,214
Prepaid expenses	14,108
Prepaid organization and offering costs	29,656
Total assets	16,225,993
Liabilities:
Securities sold short, at fair value (proceeds $2,263,919)	2,320,937
Written options contracts, at fair value (proceeds $32,403)	41,798
Foreign currency due to custodian, at fair value (proceeds $223,093)	223,473
Payables:
Investment securities purchased	152,557
Fund shares redeemed	828,349
Auditing fees	43,000
Transfer agent fees and expenses	6,259
Custody fees	3,820
Diviends and interest on securities sold short	3,037
Fund administration fees	1,969
Fund accounting fees	1,693
Accrued other expenses	4,543
Total liabilities	3,631,435
Net Assets	$12,594,558

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Assets and Liabilities — Continued

As of March 31, 2018
Components of Net Assets:
Paid-in capital (par value of $0.01 per share with an unlimited number of shares authorized)	$12,811,941
Accumulated net investment loss	(2,643)
Accumulated net realized gain on investments, purchased options, securities sold short, written option contracts and foreign currency transactions	26,475
Net unrealized appreciation (depreciation) on:
Investments	(168,042)
Purchased option contracts	(7,680)
Securities sold short	(57,018)
Written option contracts	(9,394)
Foreign currency translations	919
Net Assets	$12,594,558
Offering Price per Share:
CIA Class Shares:
Net assets applicable to shares outstanding	$12,594,558
Shares of common stock issued and outstanding	508,550
Net asset value per share	$24.77

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Operations

For the Period June 12, 2017* Through March 31, 2018
Investment Income:
Dividends (net of witholding tax of $172)	$205,031
Interest	34,459
Total investment income	239,490
Expenses:
Advisory fees	126,516
Offering costs	117,784
Auditing fees	43,000
Organization costs	42,416
Legal fees	39,932
Transfer agent fees and expenses	31,402
Dividends on securities sold short	30,117
Trustees’ fees and expenses	29,000
Custody fees	24,094
Fund administration fees	18,396
Fund accounting fees	15,692
Insurance fees	14,993
Shareholder reporting fees	11,775
Interest on securities sold short	11,647
Chief Compliance Officer fees	7,959
Registration fees	5,664
Miscellaneous	11,049
Total expenses	581,436
Advisory fees waived and other expenses absorbed	(375,201)
Net expenses	206,235
Net investment income	33,255
Realized and Unrealized Gain (Loss) on Investments, Purchased Options Contracts, Securities Sold Short, Written Options Contracts and Foreign Currency
Net realized gain (loss) on:
Investments	52,864
Purchased options contracts	(15,333)
Securities sold short	1,802
Written options contracts	6,947
Foreign currency transactions	(230)
Net realized gain	46,050
Net change in unrealized appreciation/depreciation on:
Investments	(168,042)
Purchased options contracts	(7,680)
Securities sold short	(57,018)
Written options contracts	(9,394)
Foreign currency translations	919
Net change in unrealized appreciation/depreciation	(241,215)
Net realized and unrealized loss on investments and securities sold short	(195,165)
Net Decrease in Net Assets from Operations	$(161,910)

*
Commencement of Operations

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Changes in Net Assets
For the Period June 12, 2017* Through March 31, 2018
Increase (Decrease) in Net Assets from:
Operations:
Net investment income	$33,255
Net realized gain (loss) on investments, purchased options contracts, securities sold short, written options contracts, and foreign currency	46,050
Net change in unrealized appreciation/depreciation on investments, purchased option contracts, securities sold short, and foreign currency	(241,215)
Net decrease in net assets resulting from operations	(161,910)
Distributions to Shareholders:
From net investment income:
CIA Class	(28,307)
Total from net investment income	(28,307)
From net realized gains:
CIA Class	(29,528)
Total from net realized gains	(29,528)
Total distributions to shareholders	(57,835)
Capital Transactions:
Net proceeds from shares sold:
CIA Class	15,073,953
Reinvestment of distributions:
CIA Class	41,642
Cost of shares redeemed:
CIA Class	(2,301,292)
Net increase in net assets from capital transactions	12,814,303
Total increase in net assets	12,594,558
Net Assets:
Beginning of period	—
End of period	$12,594,558
Accumulated net investment loss	$(2,643)
Capital Share Transactions:
Shares sold:
CIA Class	597,986
Shares reinvested:
CIA Class	1,627
Shares redeemed:
CIA Class	(91,063)
Net increase in capital share transactions	508,550

*
Commencement of Operations

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Cash Flows

For the Period June 12, 2017* Through March 31, 2018
Increase (Decrease) in Cash:
Cash flows provided by (used for) operating activities:
Net decrease in net assets resulting from operations	$(161,910)
Adjustments to reconcile net decrease in net assets from operations to net cash used for operating activities:
Purchases of long-term portfolio investments	(32,835,545)
Sales of long-term portfolio investments	21,225,995
Proceeds from securities sold short	7,015,532
Cover short securities	(4,831,024)
Proceeds from written options	41,114
Closed written options	(1,096)
Purchases of short-term investments, net	(2,046,657)
Return of capital dividend received	58,986
Increase in foreign currency	(24,985)
Increase in cash deposited with broker for securities sold short	(2,394,488)
Increase in dividends and interest receivable	(17,304)
Increase in due from Advisor	(50,214)
Increase in prepaid expenses	(14,108)
Increase in prepaid organization and offering costs	(29,656)
Increase in foreign currency due to custodian	223,473
Increase in dividends and interest on securities sold short	3,037
Increase in accrued expenses	61,284
Net realized gain	(46,280)
Net change in unrealized appreciation/depreciation	242,134
Net cash used for operating activities	(13,581,712)
Cash flows provided by (used for) financing activities:
Proceeds from shares sold	15,073,953
Cost of shares redeemed	(1,472,943)
Dividends paid to shareholders, net of reinvestments	(16,193)
Net cash provided by financing activities	13,584,817
Net increase in cash	3,105
Cash:
Beginning of period	—
End of period	$3,105

*
Commencement of Operations

Non cash financing activities not included herein consist of  $41,642 of reinvested dividends.
Cash paid for interest on securities sold short $11,647.
See accompanying Notes to Financial Statements.

The Relative Value Fund
FINANCIAL HIGHLIGHTS
CIA Class

Per share operating performance.
For a capital share outstanding throughout the period.
For the Period June 12, 2017* Through March 31, 2018
Net asset value, beginning of period	$25.00
Income from Investment Operations:
Net investment income1	0.08
Net realized and unrealized gain (loss) on investments	(0.20)
Total from investment operations	(0.12)
Less Distributions:
From net investment income	(0.05)
From net realized gains	(0.06)
Total distributions	(0.11)
Redemption fee proceeds1	—
Net asset value, end of period	$24.77
Total return	(0.50)%2
Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$12,595
Ratio of expenses to average net assets:
(including interest expense and interest on securities sold short)
Before fees waived	6.89%3,4
After fees waived	2.45%3,4
Ratio of net investment income to average net assets:
(including interest expense and interest on securities sold short)
Before fees waived	(4.05)%3
After fees waived	0.39%3
Portfolio turnover rate	264%2

* Commencement of operations.
1 Based on average shares outstanding for the period.
2 Not annualized.
3 Annualized.
4 If interest expense and dividends on securities sold short had been excluded, the expense ratios would have been lowered by 0.50% for the period ended March 31, 2018.
See accompanying Notes to Financial Statements.

The Relative Value Fund

Notes to Financial Statements

March 31, 2018
Note 1 — Organization
The Relative Value Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund. The Fund operates under an Agreement and Declaration of Trust (“Declaration of Trust”) dated November 23, 2016 (the “Declaration of Trust”). The Fund seeks to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed-income indices. The Fund commenced investment operations on June 12, 2017.
The SEC granted the Fund an exemptive order on November 21, 2017 permitting the Fund to offer multiple classes of shares. The Fund’s Registration Statement allows it to offer two classes of shares, Advisor Class Shares and CIA Class Shares. Only the CIA Class of shares is operational as of March 31, 2018.
The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights as to voting, redemptions, dividends and liquidation, subject to the approval of the Trustees. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains and losses on investments are allocated to each class of shares in proportion to their relative shares outstanding. Shareholders of a class that bears distribution and service expenses under the terms of a distribution plan have exclusive voting rights to that distribution plan.
The Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standard Codification Topic 946 “Financial Services — Investment Companies.”
Note 2 — Accounting Policies
The following is a summary of the significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.
(a) Valuation of Investments
The Fund’s Valuation Committee will oversee the valuation of the Fund’s investments on behalf of the Fund. The Board of Trustees of the Fund (the “Board”) has approved valuation procedures for the Fund (the “Valuation Procedures”). Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued at the last sale price or the official closing price on the exchange or system where such securities are principally traded for the business day as of the relevant determination date. If no sale or official closing price of particular securities are reported on a particular day, the securities will be valued at the closing bid price for securities held long, or the closing ask price for securities held short, or if a closing bid or ask price, as applicable, is not available, at either the exchange or system-defined closing price on the exchange or system in which such securities are principally traded. Over-the-counter securities not quoted on the Nasdaq Stock Market will be valued at the last sale price on the relevant determination date or, if no sale occurs, at the last bid price, in the case of securities held long, or the last ask price, in the case of securities held short, at the time net asset value is determined. Equity securities for which no prices are obtained under the foregoing procedures, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by Vivaldi Asset Management, LLC (the “Investment Manager”) or a Sub-Adviser (as defined in Note 3) not to reflect the market value, will be valued at the bid price, in the case of securities held long, or the ask price, in the case

The Relative Value Fund

Notes to Financial Statements — Continued

March 31, 2018

of securities held short, supplied by one or more dealers making a market in those securities or one or more brokers, in accordance with the Valuation Procedures. Futures index options will be valued at the mid-point between the last bid price and the last ask price on the relevant determination date at the time net asset value is determined. The mid-point of the last bid and the last ask is also known as the ‘mark’. Investments in open-end investment companies are valued at the daily closing net asset value of the respective investment company.
Fixed-income securities with a remaining maturity of sixty (60) days or more for which accurate market quotations are readily available will normally be valued according to dealer-supplied bid quotations or bid quotations from a recognized pricing service. Fixed-income securities for which market quotations are not readily available or are believed by the Investment Manager or a Sub-Adviser not to reflect market value will be valued based upon broker-supplied quotations in accordance with the Valuation Procedures, provided that if such quotations are unavailable or are believed by the Investment Manager or a Sub-Adviser not to reflect market value, such fixed-income securities will be valued at fair value in accordance with the Valuation Procedures, which may include the utilization of valuation models that take into account spread and daily yield changes on government securities in the appropriate market (e.g., matrix pricing). High quality investment grade debt securities (e.g., treasuries, commercial paper, etc.) with a remaining maturity of sixty (60) days or less are valued by the Investment Manager or a Sub-Adviser at amortized cost, which the Board has determined to approximate fair value. All other instruments held by the Fund will be valued in accordance with the Valuation Procedures.
If no price is obtained for a security in accordance with the foregoing, because either an external price is not readily available or such external price is believed by the Investment Manager or a Sub-Adviser not to reflect the market value, the Valuation Committee will make a determination in good faith of the fair value of the security in accordance with the Valuation Procedures. In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold and the differences may be significant.
(b) Foreign Currency Translation
The Fund’s records are maintained in U.S. dollars. The value of securities, currencies and other assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon foreign exchange rates prevailing at the end of the reporting period. The currencies are translated into U.S. dollars by using the exchange rates quoted as of 4:00 PM Eastern Standard Time. Purchases and sales of investment securities, income and expenses are translated on the respective dates of such transactions.
The Fund does not isolate that portion of its net realized and unrealized gains and losses on investments resulting from changes in foreign exchange rates from the impact arising from changes in market prices. Such fluctuations are included with net realized and unrealized gain or loss from investments and foreign currency.
Net realized foreign currency transaction gains and losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the differences between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund’s books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency translation gains and losses arise from changes in the value of assets and liabilities, other than investments in securities, resulting from changes in the exchange rates.
(c) Short Sales
Short sales are transactions under which the Fund sells a security it does not own in anticipation of a decline in the value of that security. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the

The Relative Value Fund

Notes to Financial Statements — Continued

March 31, 2018

security at market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. When a security is sold short, a decrease in the value of the security will be recognized as a gain and an increase in the value of the security will be recognized as a loss, which is potentially limitless. Until the security is replaced, the Fund is required to pay the lender amounts equal to dividend or interest that accrue during the period of the loan which is recorded as an expense. To borrow the security, the Fund also may be required to pay a premium or an interest fee, which are recorded as interest expense. Cash or securities are segregated for the broker to meet the necessary margin requirements. To the extent the Fund sells securities short, it will provide collateral to the broker-dealer and/or will maintain additional asset coverage in the form of cash, U.S. government securities or other liquid securities with its custodian in a segregated account as required by each respective broker-dealer. The Fund is subject to the risk that it may not always be able to close out a short position at a particular time or at an acceptable price.
(d) Options
The Fund may write or purchase options contracts primarily to enhance the Fund’s returns or reduce volatility. In addition, the Fund may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. When the Fund writes or purchases an option, an amount equal to the premium received or paid by the Fund is recorded as an asset or a liability and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Fund on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Fund has realized a gain or a loss on investment transactions. The Fund, as a writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the security underlying the written option.
(e) Exchange Traded Funds (“ETFs”)
ETFs typically trade on securities exchanges and their shares may, at times, trade at a premium or discount to their net asset values. In addition, an ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of securities held. Investing in ETFs, which are investment companies, may involve duplication of advisory fees and certain other expenses. As a result, Fund shareholders indirectly bear their proportionate share of these acquired expenses. Therefore, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest directly in securities.
Each ETF in which the Fund invests are subject to specific risks, depending on the nature of the ETF. Each ETF is subject to the risks associated with direct ownership of the securities comprising the index on which the ETF is based. These risks could include liquidity risk, sector risk, and risks associated with fixed-income securities.
(f) Closed-end Funds (“CEFs”)
The Fund may invest in shares of CEFs. A CEF is a pooled investment vehicle that is registered under the Investment Company Act and whose shares are listed and traded on U.S. national securities exchanges. Investments in CEFs are subject to various risks, including reliance on management’s ability to meet a CEF’s investment objective and to manage a CEF’s portfolio, and fluctuation in the market value of a

The Relative Value Fund

Notes to Financial Statements — Continued

March 31, 2018

CEF’s shares compared to the changes in the value of the underlying securities that the CEF owns. In addition, the Fund bears a pro rata share of the management fees and expenses of each underlying CEF in addition to the Fund’s management fees and expenses, which results in the Fund’s shareholders being subject to higher expenses than if they invested directly in the CEFs.
(g) Short-Term Investments
The Fund invests a significant amount (16.3% as of March 31, 2018) in the Morgan Stanley Institutional Liquidity Fund — Government Portfolio (“MVRXX”). MVRXX invests exclusively in a portfolio of short-term U.S. Treasury securities, as well as repurchase agreements collateralized fully by U.S. Treasury securities. The Fund may also hold cash.
MVRXX files complete Semi-Annual and Annual Reports with the U.S. Securities and Exchange Commission for semi-annual and annual periods of each fiscal year on Form N-CSR. The Forms N-CSR are available on the website of the U.S. Securities and Exchange Commission at www.sec.gov, and may also be viewed and copied at the Commission’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The net expense ratio per October 31, 2017 Annual report of Morgan Stanley Institutional Liquidity Fund — Government Portfolio was 0.18%.
(h) Investment Transactions, Investment Income and Expenses
Investment transactions are accounted for on the trade date. Realized gains and losses on investments are determined on the identified cost basis. Dividend income and expense is recorded net of applicable withholding taxes on the ex-dividend date and interest income and expense is recorded on an accrual basis. Withholding taxes on foreign dividends, if applicable, are paid (a portion of which may be reclaimable) or provided for in accordance with the applicable country’s tax rules and rates and are disclosed in the Statement of Operations. Withholding tax reclaims are filed in certain countries to recover a portion of the amounts previously withheld. The Fund records a reclaim receivable based on a number of factors, including a jurisdiction’s legal obligation to pay reclaims as well as payment history and market convention. Discounts or premiums on debt securities are accreted or amortized to interest income over the lives of the respective securities using the effective interest method.
The Fund incurred offering costs of approximately $147,230, which have been amortized over a one-year period from June 12, 2017.
(i) Federal Income Taxes
The Fund intends to comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its net investment income and any net realized gains to its shareholders. Therefore, no provision is made for federal income or excise taxes. Due to the timing of dividend distributions and the differences in accounting for income and realized gains and losses for financial statement and federal income tax purposes, the fiscal year in which amounts are distributed may differ from the year in which the income and realized gains and losses are recorded by the Fund.
Accounting for Uncertainty in Income Taxes (the “Income Tax Statement”) requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund’s tax returns to determine whether these positions meet a “more-likely-than-not” standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the “more-likely-than-not” recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

The Relative Value Fund

Notes to Financial Statements — Continued

March 31, 2018

The Income Tax Statement requires management of the Fund to analyze tax positions taken in the prior three open tax years, if any, and tax positions expected to be taken in the Fund’s current tax year, as defined by the IRS statute of limitations for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and from the commencement of operations on June 12, 2017 through March 31, 2018, the Fund did not have a liability for any unrecognized tax benefits. The Fund has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.
(j) Distributions to Shareholders
The Fund will make distributions of net investment income and capital gains, if any, at least annually. Distributions to shareholders are recorded on the ex-dividend date. The amount and timing of distributions are determined in accordance with federal income tax regulations, which may differ from GAAP.
The character of distributions made during the year from net investment income or net realized gains may differ from the characterization for federal income tax purposes due to differences in the recognition of income expense and gain (loss) items for financial statement and tax purposes.
Note 3 — Investment Advisory and Other Agreements
The Fund entered into an Investment Advisory Agreement (the “Agreement”) with the Investment Manager. Under the terms of the Agreement, the Fund pays a monthly investment advisory fee to the Investment Manager at the annual rate of 0.50% of the Fund’s average daily net assets. The Investment Manager has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation) do not exceed 1.95% of the Fund’s average daily net assets for CIA Class Shares until May 1, 2019. This agreement to waive fees and/or pay for operating expenses may be terminated before that date by the Fund or the Investment Manager upon 30 days’ written notice.
The Fund uses a “multi-manager” approach whereby the Fund’s assets are allocated amongst the Investment Manager and one or more sub-advisers in percentages determined at the discretion of the Investment Manager. Currently, the Investment Manager has engaged RiverNorth Capital Management, LLC and Angel Oak Capital Advisors, LLC, (each, a “Sub-Adviser” and together, the “Sub-Advisers”) to manage the assets of the Fund and pays the Sub-Advisers from its advisory fees. Pursuant to separate sub-advisory agreements, the Investment Manager (and not the Fund) has agreed to pay RiverNorth Capital Management, LLC and Angel Oak Capital Advisors, LLC a sub-advisory fee payable on a monthly basis at the annual rate of 1.00% and 0.80%, respectively, of their portion of the Fund’s average daily net assets for the services they provide.
For the period ended March 31, 2018, the Investment Manager waived its fees and absorbed other expenses totaling $375,201. For a period not to exceed three years from the date on which advisory fees are waived or Fund expenses absorbed by the Investment Manager, the Investment Manager may recoup amounts waived or absorbed, provided it is able to effect such recoupment and remain in compliance with (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, and (b) the limitation on Fund expenses at the time of the recoupment. At March 31, 2018, the amount of these potentially recoverable expenses was $375,201. The Adviser may recapture all or a portion of this amount no later than March 31st of the year stated below:
2021	$375,201
Total	$375,201

The Relative Value Fund

Notes to Financial Statements — Continued

March 31, 2018

Foreside Fund Services, LLC serves as the Fund’s distributor; UMB Fund Services, Inc. (“UMBFS”) serves as the Fund’s fund accountant, transfer agent and administrator; UMB Bank, n.a., an affiliate of UMBFS, serves as the Fund’s custodian.
Certain trustees and officers of the Fund are employees of UMBFS. The Fund does not compensate trustees and officers affiliated with the Fund’s administrator. For the period ended March 31, 2018, the Fund’s allocated fees incurred for trustees who are not affiliated with the Fund’s administrator are reported on the Statement of Operations.
Vigilant Compliance, LLC provides Chief Compliance Officer (“CCO”) services to the Fund. The Fund’s allocated fees incurred for CCO services for the period ended March 31, 2018, are reported on the Statement of Operations.
Note 4 — Federal Income Taxes
At March 31, 2018, gross unrealized appreciation and depreciation on investments based on cost for federal income tax purposes were as follows:
Cost of investments	$11,300,817
Gross unrealized appreciation	$250,756
Gross unrealized depreciation	(496,271)
Net unrealized depreciation on investments	$(245,515)

The difference between cost amounts for financial statement and federal income tax purposes is due primarily to timing differences in recognizing certain gains and losses in security transactions.
GAAP requires that certain components of net assets be reclassified between financial and tax reporting. These reclassifications have no effect on net assets or net asset value per share. For the period ended December 31, 2017, permanent differences in book and tax accounting have been reclassified to paid-in capital, accumulated net investment income/loss and accumulated net realized gain/loss as follows:
	Increase (Decrease)
Fund	Paid-in Capital	Accumulated Net Investment Income/Loss	Accumulated Net Realized Gain/Loss
The Relative Value Fund	$(2,362)	$(7,591)	$9,953
As of December 31, 2017, the components of accumulated earnings (deficit) on a tax basis were as follows:
Undistributed ordinary income	$60,007
Undistributed long-term capital gains	10,823
Accumulated earnings	70,830
Accumulated capital and other losses	—
Unrealized depreciation on investments	(245,515)
Unrealized depreciation on foreign currency	—
Total accumulated deficit	$(174,685)

The Relative Value Fund

Notes to Financial Statements — Continued

March 31, 2018

The tax character of distributions paid during the period ended December 31, 2017 was as follows:
2017
Distribution paid from:
Ordinary income	$53,633
Net long-term capital gains	4,201
Total taxable distributions	$57,834

Note 5 — Investment Transactions
For the period ended March 31, 2018, purchases and sales of investments, excluding short-term investments, were $32,823,002 and $21,363,008, respectively. Proceeds from securities sold short and cover short securities were $7,135,268 and $4,869,547, respectively, for the same period.
Note 6 — Indemnifications
In the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.
Note 7 — Repurchase of Shares
The Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers quarterly with a valuation date on or about March 31, June 30, September 30 and December 31 of each year. In each repurchase offer, the Fund may offer to repurchase its shares at their net asset value as determined as of approximately March 31, June 30, September 30 and December 31, of each year, as applicable (each such date, a “Valuation Date”). Each repurchase offer will be for an amount between 5% and 10% of the shares outstanding, but if the value of shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of shares tendered. In such event, Shareholders will have their shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered shares repurchased by the Fund. Shareholders tendering shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately 14 days prior to the Valuation Date.
Note 8 — Fair Value Measurements and Disclosure
Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. It also provides guidance on determining when there has been a significant decrease in the volume and level of activity for an asset or a liability, when a transaction is not orderly, and how that information must be incorporated into a fair value measurement.
Under Fair Value Measurements and Disclosures, various inputs are used in determining the value of the Fund’s investments. These inputs are summarized into three broad levels as described below:
•
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

•
Level 2 — Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

The Relative Value Fund

Notes to Financial Statements — Continued

March 31, 2018

•
Level 3 — Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Fund’s own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.
The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities. The following is a summary of the inputs used, as of March 31, 2018, in valuing the Fund’s assets carried at fair value:
	Level 1	Level 2	Level 3**	Total
Assets
Investments
Closed-End Funds	$3,188,870	$—	$—	$3,188,870
Common Stocks*	7,795,449	—	—	7,795,449
Preferred Stocks	314,557	—	—	314,557
Purchased Options Contracts	37,080	31,462	—	68,542
Rights	1,691	—	—	1,691
Warrants	2,271	—	—	2,271
Short-Term Investments	2,046,657	—	—	2,046,657
Total Assets	$13,386,575	$31,462	$—	$13,418,037
Liabilities
Securities Sold Short
Common Stocks*	$2,187,329	$—	$—	$2,187,329
Exchange-Traded Funds	133,608	—	—	133,608
Written Options Contracts	33,045	8,753	—	41,798
Total Liabilities	$2,353,982	$8,753	$—	$2,362,735

*
All common stocks held in the Fund are Level 1 securities. For a detailed break-out of common stocks by major industry classification, please refer to the Schedule of Investments.

**
The Fund did not hold any Level 3 securities at period end.

Transfers between Levels 1, 2 or 3 are recognized at the end of the reporting period. There were no transfers between Levels at period end.
Note 9 — Derivative and Hedging Disclosure
The Fund has adopted the disclosure provisions of FASB Accounting Standard Codification 815, Derivatives and Hedging. Derivatives and Hedging requires enhanced disclosures about the Fund’s derivative and hedging activities, including how such activities are accounted for and their effects on the Fund’s financial position, performance and cash flows. The Fund invested in options contracts during the period ended March 31, 2018.

The Relative Value Fund

Notes to Financial Statements — Continued

March 31, 2018

The effects of these derivative instruments on the Fund’s financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below. The fair values of derivative instruments as of March 31, 2018 by risk category are as follows:
	Asset Derivatives		Liability Derivatives
Derivatives not designated as hedging instruments	Statement of Asset and Liabilities Location	Value	Statement of Asset and Liabilities Location	Value
Equity Price Risk	Purchased options contracts, at value	$68,542	Written options contracts, at value	$41,798
Total		$68,542		$41,798

The effects of derivative instruments on the Statement of Operations for the period ended March 31, 2018 are as follows:
Amount of Realized Gain or (Loss) on Derivatives Recognized in Income
Derivatives not designated as hedging instruments	Purchased Options Contracts	Written Options Contracts	Futures Contracts
Equity Price Risk	$(15,333)	$6,947	$—
Total	$(15,333)	$6,947	$—

Change in Unrealized Appreciation/Depreciation on Derivatives Recognized in Income
Derivatives not designated as hedging instruments	Futures Contracts	Purchased Options Contracts	Written Options Contracts	Total
Equity Price Risk	$—	$(7,680)	$(9,394)	$(17,074)
Total	$—	$(7,680)	$(9,394)	$(17,074)

The number of contracts are included on the Schedule of Investments. The quarterly average volumes of derivative instruments as of March 31, 2018 are as follows:
Derivative	Quarterly Average	Amount
Options Contracts — Purchased	Average Notional Value	402,090
Options Contracts — Written	Average Notional Value	(439,450)
Note 10 — Events Subsequent to the Fiscal Period End
The Fund has adopted financial reporting rules regarding subsequent events which require an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. Management has evaluated the Fund’s related events and transactions that occurred through the date of issuance of the Fund’s financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Fund’s financial statements.

APPENDIX B1 — FINANCIAL STATEMENTS
THE RELATIVE VALUE FUND
(A Delaware Statutory Trust)
Financial Statements
For the Six Months Ended September 30, 2018
(Unaudited)

The Relative Value Fund
This report and the financial statements contained herein are provided for the general information of the shareholders of The Relative Value Fund. This report is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by an effective prospectus.

The Relative Value Fund

SCHEDULE OF INVESTMENTS

As of September 30, 2018 (Unaudited)
Principal Amount		Value
	Asset-Backed Securities – 6.4%
$209,329	DSLA Mortgage Loan Trust Series 2006-AR2, Class 1A1A, 2.472% (LIBOR 1 Month+19 basis points) 10/19/20361,2	$185,518
250,000	Magnetite XVI Ltd. Series 2015-16A, Class F, 8.833% (LIBOR 3 Month+650 basis points), 1/18/20281,2,3	242,516
229,160	RBSSP Resecuritization Trust Series 2009-10, Class 2A2, 2.000%, 1/26/20372,3,4	153,881
100,000	WFRBS Commercial Mortgage Trust Series 2014-C24, Class C, 4.290%, 11/15/20472,4	94,836
	Total Asset-Backed Securities (Cost $673,378)	676,751
Number of Shares
	Closed-End Funds – 21.0%
2,441	Aberdeen Emerging Markets Equity Income Fund, Inc.	16,745
12,376	Aberdeen Total Dynamic Dividend Fund5	108,661
1,578	Advent Claymore Convertible Securities and Income Fund5	24,727
5,917	AllianzGI Convertible & Income 2024 Target5	54,436
3,771	AllianzGI NFJ Dividend Interest & Premium Strategy Fund5	49,400
307	BlackRock Municipal 2030 Target Term Trust	6,358
4,594	BrandywineGLOBAL Global Income Opportunities Fund, Inc.5	49,983
8,107	Clough Global Opportunities Fund5	87,880
4,932	Cornerstone Strategic Value Fund, Inc.5	69,048
1,860	Cornerstone Total Return Fund, Inc.5	25,817
13,652	Delaware Enhanced Global Dividend & Income Fund5	152,902
3,976	Eagle Growth & Income Opportunities Fund5	60,550
244	Eaton Vance Limited Duration Income Fund5	3,094
3	Franklin Ltd. Duration Income Trust	31
3	Gabelli Convertible and Income Securities Fund, Inc.5	17
10,135	Garrison Capital, Inc.5	83,918
1,973	High Income Securities Fund	18,704
6,462	Highland Floating Rate Opportunities Fund5	99,644
8,591	Invesco High Income Trust II5	117,783
11,035	Invesco Senior Income Trust5	47,450
3,414	Kayne Anderson MLP/Midstream Investment Co.5	60,940
3,922	Lazard World Dividend & Income Fund, Inc.5	40,946
5,543	Madison Covered Call & Equity Strategy Fund5	42,626
15,500	Managed Duration Investment Grade Municipal Fund5	47,275
5,972	Morgan Stanley Emerging Markets Debt Fund, Inc.5	51,777
3,987	Morgan Stanley Emerging Markets Fund, Inc.5	62,197
3,227	NexPoint Strategic Opportunities Fund5	72,285

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of September 30, 2018 (Unaudited)

Number of Shares		Value
	Closed-End Funds (Continued)
2,792	Nuveen Credit Strategies Income Fund5	$22,252
1,882	Nuveen Emerging Markets Debt 2022 Target Term Fund5	15,395
1,812	Nuveen Intermediate Duration Quality Municipal Term Fund5	22,306
2,027	Nuveen Mortgage Opportunity Term Fund5	48,648
6,106	Nuveen Mortgage Opportunity Term Fund 25	140,438
9,121	PGIM Global Short Duration High Yield Fund, Inc.5	126,508
697	PGIM Short Duration High Yield Fund, Inc.5	9,856
1,312	Special Opportunities Fund, Inc.5	19,706
4,605	Sprott Focus Trust, Inc.5	33,985
7,869	Templeton Emerging Markets Income Fund5	78,690
9,486	Templeton Global Income Fund5	58,054
624	The China Fund, Inc.5	12,230
1,060	The India Fund, Inc.5	23,458
4,584	Tortoise MLP Fund, Inc.5	73,711
3,165	Virtus Total Return Fund, Inc.	33,296
5,311	Voya Prime Rate Trust5	26,449
1,543	Western Asset Global High Income Fund, Inc.5	14,057
	Total Closed-End Funds (Cost $2,261,351)	2,214,233
Principal Amount
	Collateralized Mortgage Obligations – 11.7%
$1,464,381	CHL Mortgage Pass-Through Trust Series 2004-29, Class 1X, 0.935%, 2/25/20352,4	21,572
131,000	COMM Mortgage Trust Series 2017-PANW, Class E, 4.127%, 10/10/20293,4	121,226
150,000	Fannie Mae Connecticut Avenue Securities Series 2018-C02, Class 2M2, 4.416% (LIBOR 1 Month+220 basis points), 8/25/20301,2	151,935
100,000	Series 2018-C03, Class 1M2, 4.366% (LIBOR 1 Month+215 basis points), 10/25/20301,2	101,288
200,000	GS Mortgage Securities Trust Series 2014-GC22, Class C, 4.846%, 6/10/20472,4	199,120
100,000	Home Partners of America Trust Series 2018-1, Class F, 4.508% (LIBOR 1 Month+235 basis points), 7/17/20371,3	100,700
257,774	Morgan Stanley Mortgage Loan Trust Series 2006-13AX, Class A2, 2.556% (LIBOR 1 Month+34 basis points), 10/25/20361,2	133,396
383,516	Series 2007-7AX, Class 2A1, 2.336% (LIBOR 1 Month+12 basis points), 4/25/20371,2	188,595

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of September 30, 2018 (Unaudited)

Principal Amount		Value
	Collateralized Mortgage Obligations (Continued)
$100,000	STACR Trust Series 2018-DNA2, Class M2, 4.366% (LIBOR 1 Month+215 basis points), 12/25/20301,2,3	$100,904
115,000	UBS Commercial Mortgage Trust Series 2018-C8, Class C, 4.862%, 2/15/20512,4	115,095
	Total Collateralized Mortgage Obligations (Cost $1,237,509)	1,233,831
Number of Shares
	Common Stocks – 37.5%
	Communications – 1.8%
3,668	Twenty-First Century Fox, Inc. - Class A5	169,938
540	Twenty-First Century Fox, Inc. - Class B5	24,743
		194,681
	Consumer Discretionary – 2.7%
3,561	Pinnacle Entertainment, Inc.*,5	119,970
1,131	SodaStream International Ltd.*,5,6	161,824
		281,794
	Consumer Staples – 2.3%
3,808	Pinnacle Foods, Inc.5	246,796
	Energy – 8.7%
3,504	Andeavor5	537,864
119	Dominion Energy Midstream Partners LP	2,130
1,617	Energen Corp.*	139,337
1,008	Ocean Rig UDW, Inc. - Class A*,6	34,897
5,667	Spectra Energy Partners LP5	202,369
		916,597
	Financials – 6.8%
9,888	Barings BDC, Inc.5	98,979
1,246	Big Rock Partners Acquisition Corp.*,5	12,460
849	Black Ridge Acquisition Corp.*,5	8,278
1,554	BlackRock Resources & Commodities Strategy Trust5	14,095
1,386	CM Seven Star Acquisition Corp.*,5,6	13,943
2,511	CoBiz Financial, Inc.5	55,593
265	Constellation Alpha Capital Corp.*,5,6	2,682
462	Draper Oakwood Technology Acquisition, Inc. - Class A*,5	4,338
1,359	Far Point Acquisition Corp. - Class A*,5	13,060
427	Fifth Third Bancorp	11,922
5,278	Forest City Realty Trust, Inc. - REIT5	132,425
3,918	Gramercy Property Trust - REIT5	107,510
2,044	Haymaker Acquisition Corp.*,5	19,949

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of September 30, 2018 (Unaudited)

Number of Shares		Value
	Common Stocks (Continued)
	Financials (Continued)
500	Hennessy Capital Acquisition Corp. III*,5	$5,095
490	Industrea Acquisition Corp. - Class A*,5	4,998
3,535	LaSalle Hotel Properties - REIT5	122,276
1,038	Legacy Acquisition Corp.*,5	10,100
2,374	Leisure Acquisition Corp.*,5	23,004
3,004	One Madison Corp.*,5,6	29,199
1,142	Pensare Acquisition Corp.*,5	11,374
754	Pure Acquisition Corp.*,5	7,318
276	Select Income REIT5	6,055
		714,653
	Health Care – 5.7%
2,332	Aetna, Inc.5	473,046
505	Express Scripts Holding Co.*,5	47,980
2,755	K2M Group Holdings, Inc.*,5	75,405
		596,431
	Industrials – 5.0%
3,750	Rockwell Collins, Inc.5	526,763
	Materials – 0.1%
183	KMG Chemicals, Inc.	13,827
	Technology – 3.7%
2,930	CA, Inc.5	129,359
2,971	Convergys Corp.5	70,532
537	Dell Technologies, Inc. - Class V*,5	52,153
431	Dun & Bradstreet Corp.5	61,422
1,132	Engility Holdings, Inc.*,5	40,741
1,468	Reis, Inc.5	33,764
		387,971
	Utilities – 0.7%
968	Vectren Corp.5	69,202
	Total Common Stocks (Cost $3,842,622)	3,948,715
	Exchange-Traded Debt Securities – 1.5%
	Financials1.5%
1,144	Capital Southwest Corp. 5.950%, 12/15/20222	29,172
791	KCAP Financial, Inc. 6.125%, 9/30/20222	19,933
894	Monroe Capital Corp. 5.750%, 10/31/20232	22,279

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of September 30, 2018 (Unaudited)

Number of Shares		Value
	Exchange-Traded Debt Securities (Continued)
	Financials (Continued)
1,554	Oxford Square Capital Corp. 6.500%, 3/30/20242	$38,998
433	Stellus Capital Investment Corp. 5.750%, 9/15/20222	10,868
1,145	THL Credit, Inc. 6.750%, 12/30/20222	28,854
396	TriplePoint Venture Growth BDC Corp. 5.750%, 7/15/20222	9,904
		160,008
	Total Exchange-Traded Debt Securities (Cost $160,092)	160,008
Number of Contracts
	Purchased Options Contracts – 0.0%
	Put Options – 0.0%
	Aetna, Inc.
2	Exercise Price: $180.00, Notional Amount: $36,000, Expiration Date: January 18, 2019*	154
11	Exercise Price: $180.00, Notional Amount: $198,000, Expiration Date: October 19, 2018*	797
	Rockwell Collins, Inc.
11	Exercise Price: $130.00, Notional Amount: $143,000, Expiration Date: October 19, 2018	880
	Total Put Options (Cost $2,112)	1,831
	Total Purchased Options Contracts (Cost $2,112)	1,831
Number of Shares
	Rights – 0.0%
1,246	Big Rock Partners Acquisition Corp., Expiration Date: July 3, 2019*,5	511
425	Black Ridge Acquisition Corp., Expiration Date: July 3, 2019*,5	137
1,386	CM Seven Star Acquisition Corp., Expiration Date: April 25, 2019*,5,6	693
265	Constellation Alpha Capital Corp., Expiration Date: March 18, 2019*,5,6	106
462	Draper Oakwood Technology Acquisition, Inc., Expiration Date: March 13, 2019*,5	226
3	Franklin Ltd. Duration Income Trust, Expiration Date: October 18, 2018*,8	—
3	Liberty All-Star Growth Fund, Inc., Expiration Date: October 23, 2018*,8	—

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of September 30, 2018 (Unaudited)

Number of Shares		Value
	Rights (Continued)
1,142	Pensare Acquisition Corp., Expiration Date: January 26, 2019*,5	$514
	TOTAL RIGHTS (Cost $0)	2,187
	Units – 0.0%
1	Far Point Acquisition Corp.*,5	10
1	Leisure Acquisition Corp.*,5	10
	TOTAL UNITS (Cost $20)	20
Principal Amount
	U.S. Treasury Notes – 2.2%
$235,000	United States Treasury Note 0.750%, 10/31/20185	234,750
	Total U.S. Treasury Notes (Cost $234,767)	234,750
Number of Shares
	Warrants – 0.1%
623	Big Rock Partners Acquisition Corp., Expiration Date: November 30, 2022*,5	194
1,386	Black Ridge Acquisition Corp., Expiration Date: October 25, 2022*,5	596
693	CM Seven Star Acquisition Corp., Expiration Date: November 5, 2018*,5,6	326
265	Constellation Alpha Capital Corp., Expiration Date: March 22, 2024*,5,6	58
231	Draper Oakwood Technology Acquisition, Inc., Expiration Date: September 29, 2024*,5	136
286	Falcon Minerals Corp., Expiration Date: August 15, 2022*,5	492
453	Far Point Acquisition Corp., Expiration Date: May 31, 2025*,5	747
3	Gabelli Convertible and Income Securities Fund, Inc., Expiration Date: October 16, 2018*,5	—
1,022	Haymaker Acquisition Corp., Expiration Date: November 15, 2022*,5	1,226
375	Hennessy Capital Acquisition Corp. III, Expiration Date: June 15, 2024*	563
501	I-AM Capital Acquisition Co., Expiration Date: October 8, 2022*,5	175
490	Industrea Acquisition Corp., Expiration Date: July 31, 2024*,5	485
1,038	Legacy Acquisition Corp., Expiration Date: November 29, 2022*,5	426
1,187	Leisure Acquisition Corp., Expiration Date: December 27, 2022*,5	1,128
1,502	One Madison Corp., Expiration Date: February 21, 2023*,5,6	1,667
571	Pensare Acquisition Corp., Expiration Date: August 8, 2022*,5	263

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of September 30, 2018 (Unaudited)

Number of Shares		Value
	Warrants (Continued)
377	Pure Acquisition Corp., Expiration Date: April 16, 2023*,5	$509
	Total Warrants (Cost $0)	8,991
	Short-Term Investments – 20.7%
2,181,044	Morgan Stanley Institutional Liquidity Fund – Government Portfolio – Institutional Class, 1.86%5,7	2,181,044
	Total Short-Term Investments (Cost $2,181,044)	2,181,044
	Total Investments – 101.1% (Cost $10,592,895)	10,662,361
	Liabilities in Excess of Other Assets – (1.1)%	(113,766)
	Total Net Assets – 100.0%	$10,548,595
	Securities Sold Short – (15.9)%
	Common Stocks – (14.9)%
	Consumer Discretionary – (0.8)%
(1,494)	Penn National Gaming, Inc.*	(49,182)
(2,314)	Rent-A-Center, Inc.*	(33,275)
		(82,457)
	Consumer Staples – (0.8)%
(2,474)	Conagra Brands, Inc.	(84,042)
	Energy (7.8)%
(1,042)	Diamondback Energy, Inc.	(140,868)
(6,295)	Enbridge, Inc.6	(203,266)
(5,722)	Marathon Petroleum Corp.	(457,588)
(1,628)	Transocean Ltd.*,6	(22,711)
		(824,433)
	Financials – (1.3)%
(427)	BOK Financial Corp.	(41,539)
(287)	Government Properties Income Trust – REIT	(3,240)
(128)	Industrial Logistics Properties Trust – REIT	(2,945)
(294)	MB Financial, Inc.	(13,556)
(2,172)	Pebblebrook Hotel Trust – REIT	(78,996)
		(140,276)
	Health Care – (1.7)%
(123)	Cigna Corp.	(25,615)
(1,954)	CVS Health Corp.	(153,819)
		(179,434)
	Industrials – (1.9)%
(1,407)	United Technologies Corp.	(196,713)

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of September 30, 2018 (Unaudited)

Number of Shares		Value
	Securities Sold Short (Continued)
	Common Stocks (Continued)
	Technology – (0.6)%
(37)	Cabot Microelectronics Corp.	$(3,817)
(128)	Science Applications International Corp.	(10,317)
(287)	SYNNEX Corp.	(24,309)
(163)	VMware, Inc. – Class A*	(25,438)
		(63,881)
	Utilities – 0.0%
(29)	Dominion Energy, Inc.	(2,038)
	Total Common Stocks (Proceeds $1,544,356)	(1,573,274)
	Exchange-Traded Funds – (1.0)%
(4,546)	Alerian MLP ETF	(48,551)
(1,400)	SPDR Bloomberg Barclays High Yield Bond ETF	(50,470)
	Total Exchange-Traded Funds (Proceeds $99,316)	(99,021)
	Total Securities Sold Short (Proceeds $1,643,672)	$(1,672,295)
Number of Contracts
	WRITTEN Options Contracts – 0.0%
	Call Options – 0.0%
	Twenty-First Century Fox, Inc. – Class A
(1)	Exercise Price: $45.00, Notional Amount: $(4,500), Expiration Date: October 12, 2018*	(220)
(9)	Exercise Price: $45.00, Notional Amount: $(40,500), Expiration Date: October 19, 2018*	(1,305)
(1)	Exercise Price: $55.00, Notional Amount: $(5,500), Expiration Date: October 19, 2018*	(3)
	Total Call Options (Proceeds $739)	(1,528)
	Put Options – 0.0%
	Twenty-First Century Fox, Inc. – Class A
(1)	Exercise Price: $47.00, Notional Amount: $(4,700), Expiration Date: October 19, 2018	(120)
	Total Put Options (Proceeds $100)	(120)
	Total WRITTEN Options Contracts (Proceeds $839)	$(1,648)

ETF – Exchange-Traded Fund
LP – Limited Partnership

The Relative Value Fund

SCHEDULE OF INVESTMENTS — Continued

As of September 30, 2018 (Unaudited)

PLC – Public Limited Company
REIT – Real Estate Investment Trust
* Non-income producing security.
1 Variable or floating rate security, which interest rate adjusts periodically based on changes in current interest rates and prepayments on the underlying pool of assets. Rate shown is the rate in effect as of period end.
2 Callable.
3 Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities are restricted and may be resold in transactions exempt from registration normally to qualified institutional buyers. The total value of these securities is $719,227 which represents 6.8% of Net Assets.
4 Variable rate security. Rate shown is the rate in effect as of period end.
5 All or a portion of this security is segregated as collateral for securities sold short and swap contracts. Aggregate value of segregated securities were $5,272,918.
6 Foreign security denominated in U.S. Dollars.
7 The rate is the annualized seven-day yield at period end.
8 Level 3 security fair valued under procedures established by the Board of Trustees, represents 0.0% of Net Assets. The total value of this security is $0.

See accompanying Notes to Financial Statements.

The Relative Value Fund
SUMMARY OF INVESTMENTS
As of September 30, 2018 (Unaudited)

Security Type/Sector	Percent of Total Net Assets
Asset-Backed Securities	6.4%
Closed-End Funds	21.0%
Collateralized Mortgage Obligations	11.7%
Common Stocks
Energy	8.7%
Financials	6.8%
Health Care	5.7%
Industrials	5.0%
Technology	3.7%
Consumer Discretionary	2.7%
Consumer Staples	2.3%
Communications	1.8%
Utilities	0.7%
Materials	0.1%
Total Common Stocks	37.5%
Exchange-Traded Debt Securities	1.5%
Purchased Options Contracts
Put Options	0.0%
Total Purchased Options Contracts	0.0%
Rights	0.0%
Units	0.0%
U.S. Treasury Notes	2.2%
Warrants	0.1%
Short-Term Investments	20.7%
Total Investments	101.1%
Other Assets in Excess of Liabilities	(1.1)%
Total Net Assets	100.0%

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Assets and Liabilities

As of September 30, 2018 (Unaudited)
Assets:
Investments, at value (cost $10,590,783)	$10,660,530
Purchased options contracts, at value (cost $2,112)	1,831
Cash deposited with brokers for securities sold short	155,377
Receivables:
Investment securities sold	198,189
Dividends and interest	23,881
Investments purchased in advance	1,625,000
Due from Investment Manager	112,153
Prepaid expenses	29,175
Prepaid organization and offering costs	210
Total assets	12,806,346
Liabilities:
Securities sold short, at value (proceeds $1,643,672)	1,672,295
Written options contracts, at value (proceeds $839)	1,648
Payables:
Investment securities purchased	211,586
Fund shares redeemed	335,848
Auditing fees	26,825
Transfer agent fees and expenses	7,102
Diviends and interest on securities sold short	854
Fund administration fees	573
Fund accounting fees	500
Chief Compliance Officer fees	180
Trustees’ fees and expenses	141
Accrued other expenses	199
Total liabilities	2,257,751
Net Assets	$10,548,595

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Assets and Liabilities — Continued

As of September 30, 2018 (Unaudited)
Components of Net Assets:
Paid-in capital (par value of $0.01 per share with an unlimited number of shares authorized)	$10,497,418
Total distributable earnings	51,177
Net Assets	$10,548,595
Maximum Offering Price per Share:
CIA Class Shares:
Net assets applicable to shares outstanding	$10,548,595
Shares of common stock issued and outstanding	416,756
Net asset value per share	$25.31

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Operations

For the Six Months Ended September 30, 2018 (Unaudited)
Investment Income:
Dividends (net of witholding tax of $272)	$566,459
Interest	44,214
Total investment income	610,673
Expenses:
Advisory fees	89,008
Offering costs	29,446
Dividends on securities sold short	22,617
Auditing fees	18,476
Custody fees	16,080
Interest on securities sold short	15,339
Trustees’ fees and expenses	15,141
Legal fees	14,981
Registration fees	14,799
Transfer agent fees and expenses	14,187
Miscellaneous	11,136
Chief Compliance Officer fees	7,594
Insurance fees	7,186
Broker expenses	5,587
Shareholder reporting fees	5,185
Fund administration fees	4,021
Fund accounting fees	3,565
Total expenses	294,348
Advisory fees waived and other expenses absorbed	(134,847)
Net expenses	159,501
Net investment income	451,172
Realized and Unrealized Gain (Loss) on Investments, Purchased Options Contracts, Securities Sold Short, Warrants, Written Options Contracts and Foreign Currency
Net realized gain (loss) on:
Investments	(65,342)
Purchased options contracts	(39,075)
Securities sold short	(354,607)
Written options contracts	(21,780)
Foreign currency transactions	16,943
Net realized loss	(463,861)
Net change in unrealized appreciation/depreciation on:
Investments	237,789
Purchased options contracts	7,399
Securities sold short	28,395
Written options contracts	8,585
Foreign currency translations	(919)
Net change in unrealized appreciation/depreciation	281,249
Net realized and unrealized loss on investments and securities sold short	182,612
Net Increase in Net Assets from Operations	$268,560

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Changes in Net Assets
	For the Six Months Ended September 30, 2018 (Unaudited)	For the Period June 12, 2017 Through March 31, 2018*
Increase (Decrease) in Net Assets from:
Operations:
Net investment income	$451,172	$33,255
Net realized gain (loss) on investments, purchased options contracts, securities sold short, written options contracts, and foreign currency	(463,861)	46,050
Net change in unrealized appreciation/depreciation on investments, purchased option contracts, securities sold short, written options contracts, and foreign currency	281,249	(241,215)
Net increase in net assets resulting from operations	268,560	(161,910)
Distributions to Shareholders:
Distributions:1
CIA Class	—
Total	—
From net investment income:
CIA Class		(28,307)
Total		(28,307)
From net realized gains:
CIA Class		(29,528)
Total		(29,528)
Capital Transactions:
Net proceeds from shares sold:
CIA Class	168,728	15,073,953
Reinvestment of distributions:
CIA Class	—	41,642
Cost of shares redeemed:
CIA Class	(2,483,251)	(2,301,292)
Net increase (decrease) in net assets from capital transactions	(2,314,523)	12,814,303
Total increase (decrease) in net assets	(2,045,963)	12,594,558
Net Assets:
Beginning of period	12,594,558	—
End of period2	$10,548,595	$12,594,558
Capital Share Transactions:
Shares sold:
CIA Class	6,723	597,986
Shares reinvested:
CIA Class	—	1,627
Shares redeemed:
CIA Class	(98,517)	(91,063)
Net increase (decrease) in capital share transactions	(91,794)	508,550

*
Commencement of Operations

1
The SEC eliminated the requirement to disclose components of distributions paid to shareholders in September 2018.

2
For the period ended March 31, 2018, net assets included accumulated undistributed net investment income of  $(2,643). The SEC eliminated the requirement to disclose undistributed net investment income in September 2018.

See accompanying Notes to Financial Statements.

The Relative Value Fund

Statement of Cash Flows

For the Six Months Ended September 30, 2018 (Unaudited)
Increase (Decrease) in Cash:
Cash flows provided by (used for) operating activities:
Net increase in net assets resulting from operations	$268,560
Adjustments to reconcile net increase in net assets from operations to net cash used for operating activities:
Purchases of long-term portfolio investments	(22,957,222)
Sales of long-term portfolio investments	24,204,207
Proceeds from securities sold short	6,766,857
Cover short securities	(7,672,499)
Proceeds from written options	65,058
Closed written options	(114,701)
Purchases of short-term investments, net	(134,387)
Return of capital dividends received	225,509
Decrease in foreign currency	24,985
Decrease in cash deposited with broker for securities sold short	2,239,111
Increase in dividends and interest receivable	(6,577)
Increase in due from Investment Manager	(61,939)
Increase in prepaid expenses	(15,067)
Decrease in prepaid organization and offering costs	29,446
Decrease in foreign currency due to custodian	(223,473)
Decrease in dividends and interest on securities sold short	(2,183)
Decrease in accrued expenses	(25,764)
Net amortization on investments	(2,267)
Net realized loss	478,433
Net change in unrealized appreciation/depreciation	282,168
Net cash provided by operating activities	2,803,919
Cash flows provided by (used for) financing activities:
Proceeds from shares sold	168,728
Cost of shares redeemed	(2,975,752)
Dividends paid to shareholders, net of reinvestments	—
Net cash provided by financing activities	(2,807,024)
Net decrease in cash	(3,105)
Cash:
Beginning of period	3,105
End of period	$—

See accompanying Notes to Financial Statements.

The Relative Value Fund

Financial Highlights

CIA Class
Per share operating performance.
For a capital share outstanding throughout each period.
	For the Six Months Ended September 30, 2018 (Unaudited)	For the Period June 12, 2017* Through March 31, 2018
Net asset value, beginning of period	$24.77	$25.00
Income from Investment Operations:
Net investment income1	0.96	0.08
Net realized and unrealized gain (loss) on investments	(0.42)	(0.20)
Total from investment operations	0.54	(0.12)
Less Distributions:
From net investment income	—	(0.05)
From net realized gains	—	(0.06)
Total distributions	—	(0.11)
Redemption fee proceeds1	—	—
Net asset value, end of period	$25.31	$24.77
Total return	2.18%2	(0.50)%2
Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$10,549	$12,595
Ratio of expenses to average net assets:
(including interest expense and interest on securities sold short)
Before fees waived	4.96%3,4	6.89%3,4
After fees waived	2.69%3,4	2.45%3,4
Ratio of net investment income to average net assets:
(including interest expense and interest on securities sold short)
Before fees waived	5.33%3	(4.05)%3
After fees waived	7.60%3	0.39%3
Portfolio turnover rate	217%2	264%2

*
Commencement of operations.

1
Based on average shares outstanding for the period.

2
Not annualized.

3
Annualized.

4
If interest expense and dividends on securities sold short had been excluded, the expense ratios would have been lowered by 0.64% for the six months ended September 30, 2018, 0.50% for the period ended March 31, 2018 respectively.

See accompanying Notes to Financial Statements.

The Relative Value Fund

Notes to Financial Statements
September 30, 2018 (Unaudited)
Note 1 — Organization
The Relative Value Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund. The Fund operates under an Agreement and Declaration of Trust (“Declaration of Trust”) dated November 23, 2016 (the “Declaration of Trust”). The Fund seeks to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed-income indices. The Fund commenced investment operations on June 12, 2017.
The SEC granted the Fund an exemptive order on November 21, 2017 permitting the Fund to offer multiple classes of shares. The Fund’s Registration Statement allows it to offer two classes of shares, Advisor Class Shares and CIA Class Shares. Only the CIA Class of shares is operational as of September 30, 2018.
The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights as to voting, redemptions, dividends and liquidation, subject to the approval of the Trustees. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains and losses on investments are allocated to each class of shares in proportion to their relative shares outstanding. Shareholders of a class that bears distribution and service expenses under the terms of a distribution plan have exclusive voting rights to that distribution plan.
The Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standard Codification Topic 946 “Financial Services — Investment Companies.”
Note 2 — Accounting Policies
The following is a summary of the significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.
(a) Valuation of Investments
The Fund’s Valuation Committee will oversee the valuation of the Fund’s investments on behalf of the Fund. The Board of Trustees of the Fund (the “Board”) has approved valuation procedures for the Fund (the “Valuation Procedures”). Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued at the last sale price or the official closing price on the exchange or system where such securities are principally traded for the business day as of the relevant determination date. If no sale or official closing price of particular securities are reported on a particular day, the securities will be valued at the closing bid price for securities held long, or the closing ask price for securities held short, or if a closing bid or ask price, as applicable, is not available, at either the exchange or system-defined closing price on the exchange or system in which such securities are principally traded. Over-the-counter securities not quoted on the Nasdaq Stock Market will be valued at the last sale price on the relevant determination date or, if no sale occurs, at the last bid price, in the case of securities held long, or the last ask price, in the case of securities held short, at the time net asset value is determined. Equity securities for which no prices are obtained under the foregoing procedures, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by Vivaldi Asset Management, LLC (the “Investment Manager”) or a Sub-Adviser (as defined in Note 3) not to reflect the market value, will be valued at the bid price, in the case of securities held long, or the ask price, in the case of securities held short, supplied by one or more dealers making a market in those securities or one or more

The Relative Value Fund

Notes to Financial Statements — Continued
September 30, 2018 (Unaudited)

brokers, in accordance with the Valuation Procedures. Futures index options will be valued at the mid-point between the last bid price and the last ask price on the relevant determination date at the time net asset value is determined. The mid-point of the last bid and the last ask is also known as the ‘mark’. Investments in open-end investment companies are valued at the daily closing net asset value of the respective investment company.
Fixed-income securities with a remaining maturity of sixty (60) days or more for which accurate market quotations are readily available will normally be valued according to dealer-supplied bid quotations or bid quotations from a recognized pricing service. Fixed-income securities for which market quotations are not readily available or are believed by the Investment Manager or a Sub-Adviser not to reflect market value will be valued based upon broker-supplied quotations in accordance with the Valuation Procedures, provided that if such quotations are unavailable or are believed by the Investment Manager or a Sub-Adviser not to reflect market value, such fixed-income securities will be valued at fair value in accordance with the Valuation Procedures, which may include the utilization of valuation models that take into account spread and daily yield changes on government securities in the appropriate market (e.g., matrix pricing). High quality investment grade debt securities (e.g., treasuries, commercial paper, etc.) with a remaining maturity of sixty (60) days or less are valued by the Investment Manager or a Sub-Adviser at amortized cost, which the Board has determined to approximate fair value. All other instruments held by the Fund will be valued in accordance with the Valuation Procedures.
If no price is obtained for a security in accordance with the foregoing, because either an external price is not readily available or such external price is believed by the Investment Manager or a Sub-Adviser not to reflect the market value, the Valuation Committee will make a determination in good faith of the fair value of the security in accordance with the Valuation Procedures. In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold and the differences may be significant.
(b) Foreign Currency Translation
The Fund’s records are maintained in U.S. dollars. The value of securities, currencies and other assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon foreign exchange rates prevailing at the end of the reporting period. The currencies are translated into U.S. dollars by using the exchange rates quoted as of 4:00 PM Eastern Standard Time. Purchases and sales of investment securities, income and expenses are translated on the respective dates of such transactions.
The Fund does not isolate that portion of its net realized and unrealized gains and losses on investments resulting from changes in foreign exchange rates from the impact arising from changes in market prices. Such fluctuations are included with net realized and unrealized gain or loss from investments and foreign currency.
Net realized foreign currency transaction gains and losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the differences between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund’s books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency translation gains and losses arise from changes in the value of assets and liabilities, other than investments in securities, resulting from changes in the exchange rates.
(c) Short Sales
Short sales are transactions under which the Fund sells a security it does not own in anticipation of a decline in the value of that security. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at market price at the time of replacement. The price at such time may be more or less than the

The Relative Value Fund

Notes to Financial Statements — Continued
September 30, 2018 (Unaudited)

price at which the security was sold by the Fund. When a security is sold short, a decrease in the value of the security will be recognized as a gain and an increase in the value of the security will be recognized as a loss, which is potentially limitless. Until the security is replaced, the Fund is required to pay the lender amounts equal to dividend or interest that accrue during the period of the loan which is recorded as an expense. To borrow the security, the Fund also may be required to pay a premium or an interest fee, which are recorded as interest expense. Cash or securities are segregated for the broker to meet the necessary margin requirements. To the extent the Fund sells securities short, it will provide collateral to the broker-dealer and/or will maintain additional asset coverage in the form of cash, U.S. government securities or other liquid securities with its custodian in a segregated account as required by each respective broker-dealer. The Fund is subject to the risk that it may not always be able to close out a short position at a particular time or at an acceptable price.
(d) Options
The Fund may write or purchase options contracts primarily to enhance the Fund’s returns or reduce volatility. In addition, the Fund may utilize options in an attempt to generate gains from option premiums or to reduce overall portfolio risk. When the Fund writes or purchases an option, an amount equal to the premium received or paid by the Fund is recorded as an asset or a liability and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Fund on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Fund has realized a gain or a loss on investment transactions. The Fund, as a writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the security underlying the written option.
(e) Exchange Traded Funds (“ETFs”)
ETFs typically trade on securities exchanges and their shares may, at times, trade at a premium or discount to their net asset values. In addition, an ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of securities held. Investing in ETFs, which are investment companies, may involve duplication of advisory fees and certain other expenses. As a result, Fund shareholders indirectly bear their proportionate share of these acquired expenses. Therefore, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest directly in securities.
Each ETF in which the Fund invests is subject to specific risks, depending on the nature of the ETF. Each ETF is subject to the risks associated with direct ownership of the securities comprising the index on which the ETF is based. These risks could include liquidity risk, sector risk, and risks associated with fixed-income securities.
(f) Closed-end Funds (“CEFs”)
The Fund may invest in shares of CEFs. A CEF is a pooled investment vehicle that is registered under the Investment Company Act and whose shares are listed and traded on U.S. national securities exchanges. Investments in CEFs are subject to various risks, including reliance on management’s ability to meet a CEF’s investment objective and to manage a CEF’s portfolio, and fluctuation in the market value of a CEF’s shares compared to the changes in the value of the underlying securities that the CEF owns.

The Relative Value Fund

Notes to Financial Statements — Continued
September 30, 2018 (Unaudited)

In addition, the Fund bears a pro rata share of the management fees and expenses of each underlying CEF in addition to the Fund’s management fees and expenses, which results in the Fund’s shareholders being subject to higher expenses than if they invested directly in the CEFs.
(g) Short-Term Investments
The Fund invests a significant amount (20.7% as of September 30, 2018) in the Morgan Stanley Institutional Liquidity Fund — Government Portfolio (“MVRXX”). MVRXX invests exclusively in a portfolio of short-term U.S. Treasury securities, as well as repurchase agreements collateralized fully by U.S. Treasury securities. The Fund may also hold cash.
MVRXX files complete Semi-Annual and Annual Reports with the U.S. Securities and Exchange Commission for semi-annual and annual periods of each fiscal year on Form N-CSR. The Forms N-CSR are available on the website of the U.S. Securities and Exchange Commission at www.sec.gov, and may also be viewed and copied at the Commission’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The net expense ratio per April 30, 2018 Semi-Annual report of Morgan Stanley Institutional Liquidity Fund — Government Portfolio was 0.17%.
(h) Investment Transactions, Investment Income and Expenses
Investment transactions are accounted for on the trade date. Realized gains and losses on investments are determined on the identified cost basis. Dividend income and expense is recorded net of applicable withholding taxes on the ex-dividend date and interest income and expense is recorded on an accrual basis. Withholding taxes on foreign dividends, if applicable, are paid (a portion of which may be reclaimable) or provided for in accordance with the applicable country’s tax rules and rates and are disclosed in the Statement of Operations. Withholding tax reclaims are filed in certain countries to recover a portion of the amounts previously withheld. The Fund records a reclaim receivable based on a number of factors, including a jurisdiction’s legal obligation to pay reclaims as well as payment history and market convention. Discounts or premiums on debt securities are accreted or amortized to interest income over the lives of the respective securities using the effective interest method.
(i) Federal Income Taxes
The Fund intends to comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its net investment income and any net realized gains to its shareholders. Therefore, no provision is made for federal income or excise taxes. Due to the timing of dividend distributions and the differences in accounting for income and realized gains and losses for financial statement and federal income tax purposes, the fiscal year in which amounts are distributed may differ from the year in which the income and realized gains and losses are recorded by the Fund.
Accounting for Uncertainty in Income Taxes (the “Income Tax Statement”) requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund’s tax returns to determine whether these positions meet a “more-likely-than-not” standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the “more-likely-than-not” recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.
The Income Tax Statement requires management of the Fund to analyze tax positions taken in the prior three open tax years, if any, and tax positions expected to be taken in the Fund’s current tax year, as defined by the IRS statute of limitations for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of September 30, 2018 and from the commencement of operations on

The Relative Value Fund

Notes to Financial Statements — Continued
September 30, 2018 (Unaudited)

June 12, 2017, the Fund did not have a liability for any unrecognized tax benefits. The Fund has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.
(j) Distributions to Shareholders
The Fund will make distributions of net investment income and capital gains, if any, at least annually. Distributions to shareholders are recorded on the ex-dividend date. The amount and timing of distributions are determined in accordance with federal income tax regulations, which may differ from GAAP.
The character of distributions made during the year from net investment income or net realized gains may differ from the characterization for federal income tax purposes due to differences in the recognition of income expense and gain (loss) items for financial statement and tax purposes.
Note 3 — Investment Advisory and Other Agreements
The Fund entered into an Investment Advisory Agreement (the “Agreement”) with the Investment Manager. Under the terms of the Agreement, the Fund pays a monthly investment advisory fee to the Investment Manager at the annual rate of 1.50% of the Fund’s average daily net assets. The Investment Manager has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation) do not exceed 2.95% and 1.95% of the Fund’s average daily net assets for the Advisor Class Shares and CIA Class Shares, respectively, until August 1, 2019 (the “Expense Limitation and Reimbursement Agreement”). The Expense Limitation and Reimbursement Agreement will automatically renew for consecutive one-year terms thereafter. Neither the Fund nor the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement during the initial term. After August 1, 2019, either the Fund or the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement upon 30 days’ written notice.
The Fund uses a “multi-manager” approach whereby the Fund’s assets are allocated amongst the Investment Manager and one or more sub-advisers in percentages determined at the discretion of the Investment Manager. Currently, the Investment Manager has engaged RiverNorth Capital Management, LLC and Angel Oak Capital Advisors, LLC (each, a “Sub-Adviser” and together, the “Sub-Advisers”) to manage the assets of the Fund and pays the Sub-Advisers from its advisory fees. Pursuant to separate sub-advisory agreements, the Investment Manager (and not the Fund) has agreed to pay RiverNorth Capital Management, LLC and Angel Oak Capital Advisors, LLC a sub-advisory fee payable on a monthly basis at the annual rate of 1.00% and 0.80%, respectively, of their portion of the Fund’s average daily net assets for the services they provide.
For the six months ended September 30, 2018, the Investment Manager waived its fees and absorbed other expenses totaling $134,847. For a period not to exceed three years from the date on which advisory fees are waived or Fund expenses absorbed by the Investment Manager, the Investment Manager may recoup amounts waived or absorbed, provided it is able to effect such recoupment and remain in compliance with (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, and (b) the limitation on Fund expenses at the time of the recoupment. At September 30, 2018, the amount of these potentially recoverable expenses was $510,048. The Adviser may recapture all or a portion of this amount no later than March 31st of the year stated below:
2021	$375,201
2022	$134,847
Total	$510,048

The Relative Value Fund

Notes to Financial Statements — Continued
September 30, 2018 (Unaudited)

Foreside Fund Services, LLC serves as the Fund’s distributor; UMB Fund Services, Inc. (“UMBFS”) serves as the Fund’s fund accountant, transfer agent and administrator; UMB Bank, n.a., an affiliate of UMBFS, serves as the Fund’s custodian.
Certain trustees and officers of the Fund are employees of UMBFS. The Fund does not compensate trustees and officers affiliated with the Fund’s administrator. For the six months ended September 30, 2018, the Fund’s allocated fees incurred for trustees who are not affiliated with the Fund’s administrator are reported on the Statement of Operations.
Vigilant Compliance, LLC provides Chief Compliance Officer (“CCO”) services to the Fund. The Fund’s allocated fees incurred for CCO services for the six months ended September 30, 2018, are reported on the Statement of Operations.
Note 4 — Federal Income Taxes
At September 30, 2018, gross unrealized appreciation and depreciation on investments based on cost for federal income tax purposes were as follows:
Cost of investments	$8,951,560
Gross unrealized appreciation	$217,440
Gross unrealized depreciation	(180,582)
Net unrealized appreciation on investments	$36,858

The difference between cost amounts for financial statement and federal income tax purposes is due primarily to timing differences in recognizing certain gains and losses in security transactions.
As of December 31, 2017, the components of accumulated earnings (deficit) on a tax basis were as follows:
Undistributed ordinary income	$60,007
Undistributed long-term capital gains	10,823
Accumulated earnings	70,830
Accumulated capital and other losses	—
Unrealized depreciation on investments	(245,515)
Unrealized depreciation on foreign currency	—
Total accumulated deficit	$(174,685)

The tax character of distributions paid during the period ended December 31, 2017 was as follows:
2017
Distribution paid from:
Ordinary income	$53,633
Net long-term capital gains	4,201
Total taxable distributions	$57,834

Note 5 — Investment Transactions
For the six months ended September 30, 2018, purchases and sales of investments, excluding short-term investments, were $21,283,954 and $24,094,484, respectively. Proceeds from securities sold short and cover short securities were $6,662,662 and $7,637,516, respectively, for the same period.

The Relative Value Fund

Notes to Financial Statements — Continued
September 30, 2018 (Unaudited)

Note 6 — Indemnifications
In the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.
Note 7 — Repurchase of Shares
The Fund has adopted a fundamental policy to make repurchase offers quarterly with a valuation date on or about March 31, June 30, September 30 and December 31 of each year. In each repurchase offer, the Fund may offer to repurchase its shares at their net asset value as determined as of approximately March 31, June 30, September 30 and December 31, of each year, as applicable (each such date, a “Valuation Date”). Each repurchase offer will be for an amount between 5% and 25% of the shares outstanding, but if the value of shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of shares tendered. In such event, Shareholders will have their shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered shares repurchased by the Fund. Shareholders tendering shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be approximately 14 days prior to the Valuation Date.
Note 8 — Fair Value Measurements and Disclosure
Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. It also provides guidance on determining when there has been a significant decrease in the volume and level of activity for an asset or a liability, when a transaction is not orderly, and how that information must be incorporated into a fair value measurement.
Under Fair Value Measurements and Disclosures, various inputs are used in determining the value of the Fund’s investments. These inputs are summarized into three broad levels as described below:
•
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

•
Level 2 — Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

•
Level 3 — Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Fund’s own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.
The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Relative Value Fund

Notes to Financial Statements — Continued
September 30, 2018 (Unaudited)

The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities. The following is a summary of the inputs used, as of September 30, 2018, in valuing the Fund’s assets carried at fair value:
	Level 1	Level 2	Level 3	Total
Assets
Investments
Asset-Backed Securities	$—	$676,751	$—	$676,751
Closed-End Funds	2,166,958	47,275	—	2,214,233
Collateralized Mortgage Obligations	—	1,233,831	—	1,233,831
Common Stocks*	3,948,715	—	—	3,948,715
Exchange-Traded Debt Securities*	160,008	—	—	160,008
Purchased Options Contracts	154	1,677	—	1,831
Rights	2,187	—	—	2,187
Units	20	—	—	20
U.S. Treasury Notes	—	234,750	—	234,750
Warrants	8,991	—	—	8,991
Short-Term Investments	2,181,044	—	—	2,181,044
Total Investments	$8,468,077	$2,194,284	$—	$10,662,361
Liabilities
Securities Sold Short
Common Stocks*	$1,573,274	$—	$—	$1,573,274
Exchange-Traded Funds	99,021	—	—	99,021
Written Options Contracts	1,305	343	—	1,648
Total Investments	$1,673,600	$343	$—	$1,673,943

*
All common stocks and Exchange-Traded Debt Securities held in the Fund are Level 1 securities. For a detailed break-out of common stocks and Exchange-Traded Debt Securities by major industry classification, please refer to the Schedule of Investments.

Transfers between Levels 1, 2 or 3 are recognized at the end of the reporting period. The following is a reconciliation of transfers between Levels for the Fund from March 31, 2018 to September 30, 2018, represented by recognizing the September 30, 2018 market value of securities:

Transfers into Level 1	$—
Transfers out of Level 1	(47,275)
Net transfers in (out) of Level 1	$(47,275)

Transfers into Level 2	$47,275
Transfers out of Level 2	—
Net transfers in (out) of Level 2	$47,275

Note 9 — Derivative and Hedging Disclosure
The Fund has adopted the disclosure provisions of FASB Accounting Standard Codification 815, Derivatives and Hedging. Derivatives and Hedging requires enhanced disclosures about the Fund’s derivative and hedging activities, including how such activities are accounted for and their effects on the Fund’s financial position, performance and cash flows. The Fund invested in options contracts during the six months ended September 30, 2018.

The Relative Value Fund

Notes to Financial Statements — Continued
September 30, 2018 (Unaudited)

The effects of these derivative instruments on the Fund’s financial position and financial performance as reflected in the Statement of Assets and Liabilities and Statement of Operations are presented in the tables below. The fair values of derivative instruments as of September 30, 2018 by risk category are as follows:
	Asset Derivatives		Liability Derivatives
Derivatives not designated as hedging instruments	Statement of Asset and Liabilities Location	Value	Statement of Asset and Liabilities Location	Value
Equity Price Risk	Purchased options contracts, at value	$1,831	Written options contracts, at value	$1,648
Total		$1,831		$1,648

The effects of derivative instruments on the Statement of Operations for the period ended September 30, 2018 are as follows:
Amount of Realized Gain or (Loss) on Derivatives Recognized in Income
Derivatives not designated as hedging instruments	Purchased Options Contracts	Written Options Contracts	Futures Contracts
Equity Price Risk	$(39,075)	$(21,780)	$—
Total	$(39,075)	$(21,780)	$—

Change in Unrealized Appreciation/Depreciation on Derivatives Recognized in Income
Derivatives not designated as hedging instruments	Futures Contracts	Purchased Options Contracts	Written Options Contracts	Total
Equity Price Risk	$—	$7,399	$8,585	$15,984
Total	$—	$7,399	$8,585	$15,984

The number of contracts are included on the Schedule of Investments. The quarterly average volumes of derivative instruments as of September 30, 2018 are as follows:
Derivative	Quarterly Average	Amount
Options Contracts — Purchased	Average Notional Value	684,567
Options Contracts — Written	Average Notional Value	(745,983)
Note 10 — Events Subsequent to the Fiscal Period End
The Fund has adopted financial reporting rules regarding subsequent events which require an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. Management has evaluated the Fund’s related events and transactions that occurred through the date of issuance of the Fund’s financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Fund’s financial statements.

PART C:
OTHER INFORMATION
The Relative Value Fund (the “Registrant”)
Item 25.   Financial Statements and Exhibits
(1)
Financial Statements:

Financial Statements are included as Appendix B to the Statement of Additional Information filed herewith.
(2)
Exhibits

(a)(1)	Agreement and Declaration of Trust is incorporated by reference to Exhibit (a)(1) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(a)(2)	Certificate of Trust is incorporated by reference to Exhibit (a)(2) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on August 8, 2016.
(a)(3)	Amendment to the Certificate of Trust is incorporated by reference to Exhibit (a)(3) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(b)	By-Laws dated November 23, 2016 are incorporated by reference to Exhibit (b) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(c)	Not applicable.
(d)	Refer to Exhibit (a)(1), (b).
(e)	Dividend Reinvestment Program is incorporated by reference to Exhibit (e) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(f)	Not applicable.
(g)(1)	Investment Management Agreement is incorporated by reference to Exhibit (g)(1) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(g)(2)	Form of Amended and Restated Investment Management Agreement is filed herewith.
(g)(3)
Sub-Advisory Agreement by and among Registrant and RiverNorth Capital Management, LLC is incorporated by reference to Exhibit (g)(2) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.

(g)(4)
Sub-Advisory Agreement by and among Registrant and Angel Oak Capital Advisors, LLC is incorporated by reference to Exhibit (g)(3) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.

(h)(1)	Distribution Agreement is incorporated by reference to Exhibit (h)(1) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(h)(2)	Distribution Agreement Novation is incorporated by reference to Exhibit (h)(2) to Registrant’s Registration Statement on Form 486BPOS (Reg. 811-23179) as previously filed on July 30, 2018.

(h)(3)	Form of Distribution and Service Plan is incorporated by reference to Exhibit (h)(3) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(i)	Not applicable.
(j)	Custody Agreement is incorporated by reference to Exhibit (j) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(k)(1)
Administration, Fund Accounting and Recordkeeping Agreement is incorporated by reference to Exhibit (k)(1) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.

(k)(2)	Expense Limitation and Reimbursement Agreement is incorporated by reference to Exhibit (k)(2) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(k)(3)	Form of Amended and Restated Expense Limitation Agreement is filed herewith.
(k)(4)	Joint Insured Bond Agreement is filed herewith.
(k)(5)	Joint Liability Insurance Agreement is filed herewith.
(k)(6)
Powers of Attorney for Anthony Fischer, David G. Lee, and Robert Seyferth are incorporated by reference to Exhibit (k)(5) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.

(l)	Opinion and Consent of Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on July 30, 2018.
(l)(1)	Consent of Drinker Biddle & Reath LLP is filed herewith.
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm is filed herewith.
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.
(r)(2)	Code of Ethics of Vivaldi Asset Management, LLC is filed herewith.
(r)(3)
Code of Ethics of RiverNorth Capital Management, LLC is incorporated by reference to Exhibit (r)(3) to Registrant’s Registration Statement on Form N-2 (Reg. 811-23179) as previously filed on April 14, 2017.

(r)(4)	Code of Ethics of Angel Oak Capital Advisors, LLC is filed herewith.
Item 26.   Marketing Arrangements
Not applicable.

Item 27.   Other Expenses of Issuance and Distribution of Securities Being Registered
All figures are estimates:
Registration fees	$12,590
Legal fees	$140,000
Printing fees	$2,500
Blue Sky fees	$38,066
Seed Audit	$10,000
Transfer Agent Fees	$703
Total	$203,859

Item 28.   Persons Controlled by or Under Common Control With Registrant
The Board of Trustees of the Registrant is identical to the board of trustees and/or board of managers of certain other funds. Nonetheless, the Registrant takes the position that it is not under common control with the other funds since the power residing in the respective boards arises as a result of an official position with the respective funds.
Item 29.   Number of Holders of Securities
Title of Class	Number of Shareholders*
Shares	137

*
As of November 30, 2018.

Item 30.   Indemnification
Sections 8.1-8.4 of Article VIII of the Registrant’s Agreement and Declaration of Trust states:
Section 8.1
Limitation of Liability.   Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2
Indemnification.   The Trust shall indemnify each of its Trustees and officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which he may be involved or with which he may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of  (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and either (b) such Covered Person provides security for such undertaking, (c) the Trust is insured against losses arising by reason of such payment, or (d) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3
Indemnification Determinations.   Indemnification of a Covered Person pursuant to Section 8.2 shall be made if  (a) the court or body before whom the proceeding is brought determines, in a final decision on the merits, that such Covered Person was not liable by reason of Disabling Conduct or (b) in the absence of such a determination, a majority of a quorum of disinterested, non-party Trustees or independent legal counsel in a written opinion make a reasonable determination, based upon a review of the facts, that such Covered Person was not liable by reason of Disabling Conduct.

Section 8.4
Indemnification Not Exclusive.   The right of indemnification provided by this Article VIII shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VIII, “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested, non-party Trustee” is a Trustee who is neither an Interested Person of the Trust nor a party to the proceeding in question.

Additionally, the Registrant’s various agreements with its service providers contain indemnification provisions.
Item 31.   Business and Other Connections of Investment Adviser
Information as to the directors and officers of the Registrant’s investment adviser, Vivaldi Asset Management, LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-78504), and is incorporated herein by reference.
Information as to the directors and officers of the Registrant’s investment sub-adviser, RiverNorth Capital Management, LLC (“RiverNorth”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which RiverNorth, and each director, executive officer, managing member or partner of RiverNorth, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-61533), and is incorporated herein by reference.
Information as to the directors and officers of the Registrant’s investment sub-adviser, Angel Oak Capital Advisors, LLC (“Angel Oak”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which Angel Oak, and each director, executive officer, managing member or partner of Angel Oak, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-70670), and is incorporated herein by reference.
Item 32.   Location of Accounts and Records
All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator, (2) the Investment Manager, (3) RiverNorth, (4) Angel Oak, and/or (5) the Registrant’s counsel. The address of each is as follows:
1.
UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

2.
Vivaldi Asset Management, LLC
225 W. Wacker Drive, Suite 2100
Chicago, IL 60606

3.
RiverNorth Capital Management, LLC
325 N LaSalle Street, Suite 645
Chicago, IL 60654

4.
Angel Oak Capital Advisors, LLC
3060 Peachtree Road, NW, Suite 500
Atlanta, GA 30305-2240

5.
DrinkerBiddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

Item 33.   Management Services
Not applicable.
Item 34.   Undertakings
1.
Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.
Not applicable.

3.
Not applicable.

4.
The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)
that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)
that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this Registration Statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is art of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e)
that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2)
the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.
Not applicable.

6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago in the State of Illinois on the 8th day of January, 2019.
The Relative Value Fund
By: /s/ Michael Peck Name: Michael Peck Title: President
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
/s/ Michael Peck Michael Peck	President	January 8, 2019
/s/ Chad Eisenberg Chad Eisenberg	Treasurer	January 8, 2019
* Anthony Fischer Anthony Fischer	Trustee	January 8, 2019
* David G. Lee David G. Lee	Trustee	January 8, 2019
* Robert Seyferth Robert Seyferth	Trustee	January 8, 2019
*By:	/s/ Michael Peck Michael Peck Attorney-In-Fact (pursuant to Power of Attorney)

Exhibit Index
(g)(2)	Form of Amended and Restated Investment Management Agreement
(k)(3)	Form of Amended and Restated Expense Limitation Agreement
(k)(4)	Joint Insured Bond Agreement
(k)(5)	Joint Insured Insurance Agreement
(l)(1)	Consent of Drinker Biddle & Reath LLP
(n)(1)	Consent of Grant Thornton LLP
(r)(2)	Code of Ethics of Vivaldi Asset Management, LLC
(r)(4)	Code of Ethics of Angel Oak Capital Advisors, LLC